



Your Children's Safety is Our Business







2024 Annual Report



Legacy of Leadership, Innovation and Customer Focus.

Since its founding in 1927, Blue Bird has been recognized as a technology leader and innovator of school buses, setting industry standards with innovative design and manufacturing capabilities. With a singular focus on safety, reliability and durability, Blue Bird offers a complete line of buses, from Type A and C to Type D in a variety of options, configurations and power train choices.

Today, Blue Bird is transforming the student transportation industry through cleaner-energy solutions. Blue Bird is the proven leader in low- and zero-emission school buses with more than 25,000 propane, natural gas and electric-powered buses currently in operation.

Blue Bird has 2,560 employees, with manufacturing facilities based in Georgia and Quebec, and an extensive network of Dealers and Parts & Service facilities throughout North America.

2024 Dealer Network



Blue Bird by the Numbers

2,000+
electric, zero-emission buses sold

550K+
school buses built since we started in 1927

25K+
propane, natural gas and electric-powered buses sold

180K
school buses on the road today

Financial Highlights



Bus Unit Sales

'20	'21	'22	'23	'24
8,878	6,679	6,822	8,514	9,000

Net Sales (in Millions)

'20	'21	'22	'23	'24
879	684	800	1,133	1,347

Adjusted EBITDA (in Millions)

- Adjusted EBITDA
- Adjusted EBITDA Margin

'20	'21	'22	'23	'24
$55	$34	$(15)	$88	$183
6%	5%	-2%	8%	14%

Adjusted Free Cash Flow (in Millions)

'20	'21	'22	'23	'24
$(1)	$(62)	$(23)	$121	$99

UNITS SOLD

9,000

+486 vs.'23

NET SALES

$1,347M

+$214M vs.'23





ADJUSTED EBITDA

$183M

+$95M vs.'23

ADJUSTED FCF

$99M

$(22)M vs.'23



Leader in Safety

Great Service

Best Products & Features

Sustained Profitable Growth

8% ▶ 14% ▶ 15%+ EBITDA Margin

Competitive Cost

Highest Quality & Durability

Alt Power Leader



Dear Fellow Shareholders

Phil Horlock, President

It is with great pride and excitement that I share the accomplishments of Blue Bird Corporation in fiscal 2024.

This year marks a true turning point in Blue Bird's business trajectory, as we have achieved a level of profitable growth and success that sets a new standard for our performance and prepares for an even brighter future. Fiscal 2024 was not only a record-breaking year in terms of financial results, but it was also a year of strategic progress, innovation and a reinforced commitment to sustainability.

As we reflect on our outstanding achievements of the past year, we remain focused on the key priorities that have propelled us forward: delivering record financial performance, investing in sustainable growth and positioning Blue Bird for sustained long-term success. I am incredibly proud of the engagement, dedication, and teamwork demonstrated across our entire organization, as well as the unwavering support of our dealers, partners, and shareholders.

Record-Breaking Financial Performance

Fiscal 2024 was, without a doubt, a breakout year for Blue Bird. We delivered record results across the board and exceeded our financial guidance for the year on every key metric. In fact, we beat and raised full-year guidance at every quarter in fiscal 2024, a trend that we set in mid-2023. Our Adjusted EBITDA of $183 million—representing a full six percentage point increase in Adjusted EBITDA margin to 13.6%—was more than double the prior record that we set in 2023. This **remarkable**

profit improvement was driven by several factors: an increase in the number of units sold, significantly higher vehicle pricing buoyed by a richer mix of electric and alternative-powered buses, and substantial gains in manufacturing productivity and throughput.

In total, we sold 9,000 buses in fiscal 2024, which was a solid 6% increase over the previous year. Our bus net revenue, however, grew by a substantial 20% over the prior year, underscoring the strength of demand for Blue Bird buses, particularly our electric and alternative-powered vehicles which command higher prices.

Notably, we achieved a very strong 30% increase in sales of electric buses, and we remain the undisputed leader in the alternative-powered bus segment, with close to 60% of our unit sales comprising of propane, gas, or electric buses. **Our 60% mix of alternative-powered buses compares with a run-rate mix of less than 10% at our two major competitors, who continue to tout diesel engines as the way forward, despite their unquestionable emission challenges.** We like being different and our exclusive propane-, gas-, and electric-powered offerings hit the mark with our customers, and drive higher margins for Blue Bird.

The terrific growth we experienced in fiscal 2024 is not only a testament to the strength of the market, but also to the diligence, resilience and sheer hard work by the Blue Bird team. I want to express my deepest gratitude to every employee, dealer and supplier partner who contributed to this exceptional performance.

A Strong and Sustainable Market Position

As we look forward to the future, it is clear that the market demand for Blue Bird school buses remains exceptionally strong. At the end of fiscal 2024, our order backlog stood at almost 5,000 buses, a 6% increase from the previous year. Importantly, net new orders for Blue Bird buses were up 16% compared with a year ago, reflecting robust customer demand and a strong endorsement of our product portfolio. Our continued market leadership in the electric-vehicle space is a critical driver of this demand, and the impact is growing, with 13% of our order backlog at fiscal year-end being electric vehicle orders.

As part of our commitment to sustainable growth, we are focused on diversifying our product offerings and

expanding our market share in clean-energy solutions. In fiscal 2024, we delivered more than 700 electric buses— nearly 30% above the previous year—thanks in large part to the first round of funding from the EPA's Clean School Bus Program. This funding is part of a $5 billion initiative aimed at accelerating the adoption of clean school buses across the United States. Blue Bird remains well-positioned to **continue benefiting from the unprecedented federal investment in clean transportation, and with continued state and local funding support, we intend to grow electric bus sales disproportionally in the coming years.** We are committed to the clean-transportation of our students— **what can be more important than zero-emissions and clean air for the 25 million children who ride school buses every day?**



> **The Blue Bird team continued to exceed expectations by improving productivity and throughput, driving new orders, and expanding our leadership in alternative-powered buses."**

Strategic Investments for Long-Term Growth

While fiscal 2024 was a year of exceptional financial results, it was also a year of strategic investments in our long-term future. We remain focused on delivering a sustained, profitable growth model. To this end, we are investing in key areas to strengthen our market position, increase production capacity, and further enhance our capabilities in electric and alternative-powered vehicles.

In the third quarter of fiscal 2024, we were awarded an $80 million grant by the Department of Energy to expand our manufacturing footprint at our home in Fort Valley, Georgia. Representing 50% funding of a total $160 million investment plan, this grant will allow us to increase our annual production capacity from 10,000 to 14,000 school buses on a single shift.



> **Blue Bird is entering fiscal 2025 with strong momentum, record financial results, and a clear path to continued growth."**

It will also create up to 400 new jobs and enable us to meet the growing demand for zero- and low-emission school buses. This is **a great example of the private and public sectors working together effectively—creating 400 good-paying American jobs, driving innovation, advancing manufacturing in Middle-Georgia and providing clean-energy school buses for our children's health and safety.**

Additionally, we are continuing to invest in lean manufacturing techniques and processes, we are upgrading our facilities and designs to improve quality and reliability, and we are driving higher efficiencies and increasing throughput as we position ourselves for greater success and growth in the years ahead. We have no time for complacency!

Commitment to Clean Energy and Sustainability

As a forward-looking Company, we are deeply committed to leading the transition to cleaner, more sustainable school transportation. **The adoption of electric and alternative-powered buses is not only good for business but is also essential for the health and safety of our children and communities.** Our focus on clean-energy solutions aligns with our core values and reflects our responsibility to the environment and the communities we serve.

We have invested heavily over the past 15 years in alternative-powered buses, shifting us away from the traditional diesel power that has dominated our industry

for so long. Blue Bird is unique in this regard and **we are proud to be #1 in electric, propane and gas-powered buses that provide much lower emission solutions for our school districts and schoolchildren.** That is real sustainability that we are delivering today.

Thanks to the EPA's Clean School Bus Program, our industry has been able to accelerate the deployment of electric- and propane-powered school buses, providing affordable zero- and low-emission transportation solutions. **With $5 billion in funding being awarded by the EPA over five years, upward of 15,000 clean school buses could be deployed between 2023 to 2028, replacing older, harmful diesel-powered buses** that transport our children today. This is transformational and will ensure a healthier and safer ride to school.

Blue Bird has already delivered over 2,000 electric buses, and we are well-positioned to benefit from the remaining rounds of funding. **We anticipate more than a 60% increase in our electric bus deliveries in fiscal 2025,** and we are confident that Blue Bird will remain the industry leader in this critical transition to healthier and sustainable student transportation.

Delivering Value to Shareholders

As we continue to execute on our profitable-growth strategy, we are focused on delivering increased value to our shareholders. **Fiscal 2024 was a remarkable "breakout" year with profitability and margin at unprecedented highs, and we are committed to**



maintaining this momentum moving forward. Our adjusted EBITDA for fiscal 2024 more than doubled, reaching $183 million, our adjusted free cash flow was just shy of $100 million (above our target of 50% of Adjusted EBITDA) and we saw a six-percentage point margin increase to 13.6%.

For fiscal 2025, we raised our guidance with expected net revenue of $1.45 billion and Adjusted EBITDA of $200 million. Our goal is to maintain a robust 14% Adjusted EBITDA margin, supported by continued strong demand for our products, priced for the economic conditions in which we operate, and built with increased efficiencies.

Further, we continue to allocate capital prudently to ensure long-term growth while returning value to shareholders. In fiscal 2024, we completed a $10 million stock buyback, and we have authorization for up to another $50 million in additional buybacks. **We plan to maintain strong liquidity and financial flexibility, positioning us well to pursue both organic and non-organic growth opportunities.**

A Bright Future Ahead

As we look to the future, we are excited about the opportunities ahead. **Blue Bird is entering fiscal 2025 with strong momentum, record financial results, and a clear path to continued growth.** We remain confident in our ability to meet our long-term financial targets,

namely, achieving a 15%+ Adjusted EBITDA margin and $1.85 to $2 billion in revenue by fiscal 2028.

Our commitment to innovation, sustainability, and profitability is unwavering, and we are focused on maintaining our leadership position in the school bus industry. With an exciting product-development pipeline for our electric and alternative-powered vehicles, a robust order backlog, and continued investments in manufacturing, people and technology, Blue Bird is well-positioned for future growth.

I would like to express my deepest thanks to our employees, dealers, customers and shareholders for your continued support, belief and commitment to Blue Bird's success. **Together, we are building a brighter, safer, and more sustainable future for student transportation.**

Sincerely,

Phil Horlock

Phil Horlock
President & CEO



A Note
from Razvan
Radulescu, CFO

Razvan Radulescu,
Chief Financial Officer

We are extremely happy about our 2024 record results, which more than doubled our prior record Adj. EBITDA and more than tripled our prior record Net Income.

Our strong Operating Cash Flow also drives record levels of Liquidity. And our capital allocation strategy balances profitable growth, return to shareholders via stock buybacks, and a strong cash position.

Our business transformation continues to yield great results, and ahead of the plan we have been messaging. We are raising our long-term profit outlook towards an Adjusted EBITDA margin of 15%+ on ~$2 billion in revenue.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 28, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number: 001-36267

BLUE BIRD CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**46-3891989**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3920 Arkwright Road, 2nd Floor, Macon, Georgia, 31210
(Address of Principal Executive Offices)
(Zip Code)

(478) 822-2801
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	**BLBD**	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At March 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,232.4 million based on the closing sales price of $38.34 as reported on The NASDAQ Global Market on March 28, 2024. For the purpose of this response, executive officers, directors, and holders of 10% or more of the registrant's common stock are considered to be affiliates of the registrant at that date.

At November 20, 2024, there were 32,268,022 outstanding shares of the registrant's $0.0001 par value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement to be delivered to stockholders in connection with the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference in response to Part III of this report.

BLUE BIRD CORPORATION
FORM 10-K

TABLE OF CONTENTS

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PART I
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Report") of Blue Bird Corporation ("Blue Bird" or the "Company") contains forward-looking statements. Except as otherwise indicated by the context, references in this Report to "we," "us" and "our" are to the consolidated business of the Company. All statements in this Report, including those made by management of the Company, other than statements of historical fact, are forward-looking statements. These forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements. Forward-looking statements may contain words such as "may," "will," "should," "could," "would," "expect," "plan," "estimate," "project," "budget," "forecast," "seek," "target," "anticipate," "believe," "predict," "potential" and "continue," the negative of these terms, or other comparable terminology. Examples of forward-looking statements include statements regarding the Company's future financial results, research and trial results, regulatory approvals, operating results, business strategies, projected costs, products, competitive positions, management's plans and objectives for future operations, and industry trends. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business. Specifically, forward-looking statements may include statements relating to:

- *the future financial performance of the Company;*
- *negative changes in the market for Blue Bird products;*
- *expansion plans and opportunities;*
- *challenges or unexpected costs related to manufacturing;*
- *future impacts from pandemics, epidemics or similar widespread disease or illness outbreaks (collectively, "public health crises") on capital markets, manufacturing and supply chain abilities, consumer and customer demand, school system operations, workplace conditions, and any other unexpected impacts, which could include, among other effects:*
  - *disruption in global financial and credit markets;*
  - *supply shortages and supplier financial risk, especially from our single-source suppliers impacted by public health crises;*
  - *negative impacts to manufacturing operations or the supply chain from shutdowns or other disruptions in operations;*
  - *negative impacts on capacity and/or production in response to changes in demand due to public health crises, including possible cost containment actions;*
  - *financial difficulties of our customers impacted by public health crises;*
  - *reductions in market demand for our products due to public health crises; and*
  - *potential negative impacts of various actions taken by foreign and United States of America ("U.S.") federal, state and/or local governments in response to public health crises.*
- *future impacts resulting from military conflicts, which include or could include, among other effects:*
  - *disruption in global commodity and other markets;*
  - *supply shortages and supplier financial risk, especially from suppliers providing inventory that is dependent on resources originating from countries involved in military conflicts; and*
  - *negative impacts to manufacturing operations resulting from inventory cost volatility or the supply chain due to shutdowns or other disruptions in operations.*

These forward-looking statements are based on information available as of the date of this Report (or, in the case of forward-looking statements incorporated herein by reference, as of the date of the applicable filed document), and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different than those expressed or implied by these forward-looking statements.

Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in this Report, particularly the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other risks and uncertainties are and will be disclosed in the Company's prior and future Securities and Exchange Commission ("SEC") filings. The following information should be read in conjunction with the financial statements included in this Report.

Available Information

We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and as a result are obligated to file or furnish, as applicable, annual, quarterly, and current reports, proxy statements, and other information with the SEC. We make these documents and other information available free of charge on our website (https://www.blue-bird.com) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website does not constitute part of this Report. In addition, the SEC maintains a website (https://www.sec.gov) that contains our annual, quarterly, and current reports, proxy and information statements, and other information we electronically file with, or furnish to, the SEC.

Item 1. Business

The Company (formerly Hennessy Capital Acquisition Corp.) was incorporated in Delaware on September 24, 2013 as a special purpose acquisition company, or SPAC. On February 24, 2015, the Company consummated a business combination (the "Business Combination"), pursuant to which the Company acquired all of the outstanding capital stock of School Bus Holdings Inc., a Delaware corporation ("School Bus Holdings" or "SBH") from The Traxis Group, B.V. (the "Seller"). The total purchase price was paid in a combination of cash in the amount of $100.0 million and 12,000,000 shares of the Company's common stock, $0.0001 par value (the "Common Stock"), valued at $120.0 million.

In connection with the closing of the Business Combination, the Company changed its name from Hennessy Capital Acquisition Corp. to Blue Bird Corporation. Unless expressly stated otherwise in this Report, Blue Bird Corporation is referred to as "Blue Bird," the "Company," "we," "our" or "us," and includes its consolidated subsidiaries.

In May 2016, the Seller, ASP BB Holdings LLC, a Delaware limited liability company ("ASP"), and the Company entered into an agreement pursuant to which the Seller agreed to sell the 12,000,000 shares of Common Stock of the Company owned by Seller (the "Transaction Shares") to ASP. ASP acquired 7,000,000 Transaction Shares at an initial closing on June 3, 2016 for an amount in cash equal to $10.10 per share and 5,000,000 Transaction Shares at a second closing on June 8, 2016 for an amount in cash equal to $11.00 per share, for an aggregate purchase price of $125.7 million. There were no proceeds to the Company from this transaction.

The following discussion of our business describes the business historically operated by School Bus Holdings and its subsidiaries under the "Blue Bird" name as an independent enterprise prior to the Business Combination and as subsidiaries of Blue Bird Corporation after the Business Combination.

The periodic reports we file with, or furnish to, the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website: https://investors.blue-bird.com. This includes Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports. Section 16 filings made with the SEC by any of our executive officers or directors with respect to our Common Stock also are made available free of charge through our website. We post each of these documents on our website as soon as reasonably practicable after it is electronically filed with, or furnished to, the SEC. Our reports filed with, or furnished to, the SEC may also be found at the SEC's website at https://www.sec.gov. The Company's Common Stock is traded on The NASDAQ Global Market under the symbol "BLBD."

The corporate governance information on our website includes our Corporate Governance Principles, Code of Conduct and Ethics and the Charters for each of the Committees of our Board of Directors. Any amendments to our Code of Ethics or waivers granted to our directors and executive officers will be posted on our corporate website.

In addition to the information contained in this Annual Report on Form 10-K for the fiscal year ended September 28, 2024 ("Report"), information about our Company can be found at https://investors.blue-bird.com, including extensive information about our management team, our products and our corporate governance.

The foregoing information regarding content on our website is for convenience only and is not deemed to be incorporated by reference into this Report or filed with the SEC.

Overview

We are the leading independent designer and manufacturer of school buses, with more than 610,000 buses sold since our formation in 1927.

We review and present our business in two operating segments, which are also our reportable segments: (i) the Bus segment, which involves the design, engineering, manufacture and sale of school buses and extended warranties; and (ii) the Parts segment, which includes the sale of replacement bus parts. Financial information is reported on the basis that it is used internally by the chief operating decision maker ("CODM") in evaluating segment performance and deciding how to allocate resources to segments. The President and Chief Executive Officer of the Company has been identified as the CODM. Management evaluates the segments based primarily upon revenues and gross profit. Refer to Note 11, *Segment Information*, to the accompanying consolidated financial statements for additional financial information regarding our reportable segments including the primary geographic areas in which we earn revenues.

Throughout this Report, we refer to the fiscal year ended September 28, 2024 as "fiscal 2024," the fiscal year ended September 30, 2023 as "fiscal 2023" and the fiscal year ended October 1, 2022 as "fiscal 2022." There were 52 weeks in fiscal 2024, fiscal 2023, and fiscal 2022.

Our performance in recent years has been driven by the implementation of repeatable processes focused on product initiatives, continuous improvement of both competitiveness and manufacturing flexibility, and lowering our cost of capital, as described below:

1. **Alternative Power Initiatives** — We believe Blue Bird is the clear leader in alternative powered school buses (defined as buses that do not operate on diesel fuel) and we continue to introduce new or enhanced products to support growing consumer demand for these products.

   - **Propane and Gasoline** — In fiscal 2024, we extended our exclusive clean school bus collaboration with Ford Component Sales and Roush CleanTech to 2030, further strengthening Blue Bird's industry leadership in low- and zero-emission student transportation.

     As part of this collaboration that began in 2012, Ford Component Sales supplies its 7.3L V8 engine exclusively to us, while Roush CleanTech integrates this compact, durable and easy-to-maintain engine into low-emission powertrain options for propane and gasoline powered school buses. Since 2012, Blue Bird has deployed more than 40,000 alternative fuel powered school buses.

     The demand for Blue Bird's propane powered school buses has steadily increased over the past decade. Our propane engine is 90 percent cleaner than the most stringent current federal emission standards set by the United States of America ("U.S.") Environmental Protection Agency ("EPA"). New and even stricter emission standards will take effect in 2027, with our near zero-emission, propane powered school buses already exceeding those emission standards currently.

   - **Electric** — Blue Bird is the first major school bus manufacturer to market, and presently the clear leader in, electric bus sales among all major original equipment manufacturers ("OEM"). We have partnered with Cummins, one of our long-standing engine suppliers, to design and develop our electric vehicle offering. We offer electric solutions in both our Type C and Type D buses and commenced delivery to customers in the fiscal year ended September 29, 2018 ("fiscal 2018"). In fiscal 2024, we delivered our 2,000th electric school bus. With demand and interest continuing to grow, we have taken, and will continue to take, actions to expand our electric vehicle production capacity.

2. **Diesel** — Blue Bird works closely with Cummins on diesel engines, which continue to be the power source for the majority of buses sold in the school bus industry.

3. **Product Initiatives** — We continue to update and improve our products.

   - During fiscal 2024, we announced, and began taking actions to implement, the most comprehensive safety upgrades to our school buses in the Company's history.

     Starting in the first quarter of the fiscal year ending September 27, 2025 ("fiscal 2025"), Blue Bird will begin equipping new school buses with a series of industry-first safety features, enhancing the safety of school children and school bus drivers. For the first time in student transportation history, new Blue Bird buses will be equipped with three-point seat belts as standard protection for all student passengers. Other seat options will still be available to meet specific customer needs. As an additional industry first, Blue Bird will safeguard school bus drivers with the introduction of 4Front, a steering wheel deployed air bag. Blue Bird collaborated with IMMI, an employee-owned, leading global supplier of advanced safety systems and restraints based in Indiana, to develop these industry-leading safety enhancements in student transportation.

     Blue Bird will also begin implementing a series of improvements to increase the performance of the school bus and its safety on the road. To improve visibility for the bus driver and other motorists, Blue Bird will adopt high-intensity LED lighting on the outside and inside of the bus, high-resolution front and rear cameras, as well as lighted stop arms, lighted school bus signs, and strobe lights. Blue Bird will also begin implementing high-tech systems to improve vehicle safety, including collision mitigation systems being added to the currently-standard electronic stability control ("ESC").

4. **Manufacturing and Process Initiatives** — We commenced and have continued a number of initiatives to continue to build customer loyalty, reduce costs, and enhance competitiveness.

   - We launched our state-of-the-art 60,000 square foot paint facility in July 2019. Using robotic technology, the paint facility is designed to paint a bus three times faster than can be done manually, with a higher paint transfer rate and consistent, outstanding coverage. In keeping with Blue Bird's environmental awareness focus, the facility features a zero-to-landfill design. All paint over spray is captured, dried and sent to a power generation plant to be used as fuel.

- • During fiscal 2023, we opened the new Electric Vehicle Build-up Center, a transformed 40,000 square foot facility at the Fort Valley, Georgia manufacturing plant, designed to meet increasing demand for electric school buses.

- • During fiscal 2024, the U.S. Department of Energy ("DOE") selected Blue Bird to receive an approximate $80 million grant to convert a former manufacturing site for diesel powered motorhomes into an approximately 600,000 square foot, electric and low-emissions vehicle manufacturing facility. The grant represents 50 percent of the total approximate $160 million investment required to complete the conversion project. The award selection is subject to final contract and funding negotiations between the DOE and Blue Bird, which are expected to conclude at the end of calendar year 2024 or the beginning of calendar year 2025.

5. **Access to Capital** — We refinanced our term debt with substantially better terms in November 2023 via execution of a new Credit Agreement (as defined below), which also provides total revolving commitments of $150.0 million. Additional details and discussion of this debt facility can be found in the "Liquidity and Capital Resources" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report.

Our management believes that Blue Bird is in a leading position in the industry due to our range of alternative power offerings and our strong diesel offering. We believe that our alternative power options will continue to capture market share in the industry as customers realize benefits on the total cost of ownership and as the adoption of green technology gains traction. Furthermore, we believe that our product, process, and manufacturing initiatives are appropriately aligned with our long-term objectives.

As a result of the concentration of Blue Bird's sales in the school bus industry in the U.S. and Canada, our operations are affected by national, state, and local economic and political factors that impact spending for public and, to a lesser extent, private education. Unlike the discretionary portion of school budgets, the offering of school bus services is typically viewed as a mandatory part of the public infrastructure across the U.S. and Canada, ensuring that funding for new school buses receives some level of priority in all economic climates. All 50 States, the District of Columbia, and the 13 Canadian Provinces and Territories have fleets of school buses in operation.

Bus Segment

Our buses are sold through an extensive network of 45 U.S. and Canadian dealer locations that, in their territories, are exclusive to our Company on Type C and Type D school buses. We also sell directly to major fleet operators, the U.S. government, state governments and authorized dealers in certain limited foreign countries.

In fiscal 2024, we sold 9,000 buses throughout the world. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of our unit volumes.

Approximately 91% of our buses sold in fiscal 2024 were sold through distributors and dealers. The Company holds no equity or control position in any of the distributors or dealers.

We design, engineer, manufacture, and sell three types of buses: (i) Type C school buses, (ii) Type D school buses, and (iii) specialty buses. Each of our Type C and Type D buses is manufactured and assembled on its own dedicated purpose-built chassis in Fort Valley, Georgia. Regardless of specifications, all school bus bodies that we manufacture include our signature 14-gauge one-piece steel bows roof system, complemented by a rugged and sturdy floor structure.

Specialty buses include school buses that are converted to suit applications required by the U.S. government, state and local governments, and various customers for commercial and export markets.

The Blue Bird Micro Bird by Girardin Type A bus is produced through Micro Bird Holdings, Inc., an unconsolidated Canadian joint venture with Girardin Minibus JV Inc. ("Micro Bird"), and is sold through our dealer network. This is a smaller bus than the Type C or Type D bus and is produced on a traditional chassis provided by either Ford or GM or on an electric chassis produced by a Micro Bird subsidiary.

Parts Segment

Parts are key for routine maintenance, replacement of parts that are damaged in service, and replacement of parts that suffer from wear and tear throughout the useful life of the vehicle.

In fiscal 2024, parts sales represented 7.7% of Company net sales.

We maintain a parts distribution center in Delaware, Ohio that fills demand for our Company specific and all-makes parts. Additional demand for parts is fulfilled by drop ship and direct sales. To fulfill demand for parts that are not maintained at the distribution center, we are linked to approximately 40 suppliers that ship directly to dealers and independent service centers.

Our network of dealers and authorized repair centers operate over 200 locations to support the fleet across the U.S. and Canada, the majority of which are owned by independent operators, to complement their primary locations. Field service engineers provide technical support to our dealer network. Service engineers are strategically placed throughout the U.S. and Canada to better serve both dealers and end-customers. The network leverages our parts inventory, technical training, and online warranty network to address customer service needs.

Our Industry

The school bus serves a critical role in the U.S. and Canadian education systems. In normal years (i.e., those not impacted by public health crises), approximately half of the U.S. student population rides a school bus. School buses are distinguished from other types of buses by design characteristics associated with increased safety as mandated by federal, state, and municipal regulations.

Our management has developed a forecasting model using R.L. Polk vehicle registration data, population of school age children forecasts from the National Center for Education Statistics and bus ridership data collected and published by School Transportation News. Our management utilizes this and other models to assess historical experience and to predict demand for school buses in future periods. The ability to purchase new buses to fulfill predicted demand, however, is based on the assumption that funds will be available through property taxes and other state and federal sources.

The U.S. and Canadian school bus industry for Type C and Type D buses has averaged approximately 30,400 unit sales annually (for the period from October through September of the subsequent year) between 1985 and 2024. Unit sales for 2024 are projected to be about 23,700, a decrease of 18.3% when compared with 2023. For the first half of the annual period from October 2023 through September 2024, monthly units sales were comparable to those reported in the same period in the previous year but decreased significantly during the second half of the period. Management understands that this decrease primarily resulted from one of the Company's primary competitors experiencing significant challenges associated with a new product launch that impacted the units that it could manufacture and deliver as it sold approximately 4,700 fewer units during the period from April 2024 through September 2024 when compared with the comparable period in the previous year. Accordingly, management believes that the overall decrease in the annual industry sales experienced during 2024 primarily resulted from an event that is expected to be isolated in nature and is not indicative of decreased demand, or other issues, within the overall school bus industry.



United States and Canada School Bus Sales - Type C & Type D

Legend: Bus Units by fiscal year — 1985-2023 Average of 30,400 units

_____

Source: Historical registration data are based on R.L. Polk vehicle registration data.

Excluding the isolated incident that impacted industry sales during 2024 that management does not believe is indicative of decreased demand in the school bus industry, the low point in the industry occurred in 2011, at approximately 23,800 units, and was the result of the decline in the U.S. economy and, in particular, the collapse of the housing market in 2008 and 2009. Property taxes are the primary source of funds for school bus purchases and were impacted in the 2010-2011 period as a result of the substantial recession in the U.S. economy in general, and housing market in particular, preceding and during that period.

The school bus industry fully recovered from the downturn in 2010-2011 and from 2016 to 2019 operated at levels approximately 10% higher than the long-term average, supported by positive demographic trends, pent-up demand from several years of below-trend bus sales, and a growing tax base for education-related spending. In 2020, countermeasures taken to battle the the novel coronavirus known as "COVID-19" included virtual and hybrid schooling in many jurisdictions throughout the U.S. and Canada. The uncertainty of when and how schools would open materially affected demand within the Type C and Type D school bus industry in the second half of the Company's fiscal year ended October 3, 2020 ("fiscal 2020") that continued into the first half of the Company's fiscal year ended October 2, 2021 ("fiscal 2021'). However, demand for Type C and Type D school buses strengthened substantially throughout the remainder of 2021 as COVID-19 vaccines were administered and many school jurisdictions returned to in-person learning environments. Nonetheless, subsequent supply chain shortages for certain components, such as microchips and products containing resins, that are critical to the manufacture of school buses, depressed sales during the latter half of fiscal 2021 and throughout fiscal 2022. Although management began to see improvements in the challenges caused by supply chain disruptions during fiscal 2023 and continuing into fiscal 2024, there were still occasional shortages of certain components, as well as ongoing volatility in raw materials costs.

Our management believes, based on our models, that Type C and Type D school bus registrations will return to a similar level as has been experienced over recent pre-pandemic years (2016-2019) once the supply chain constraints are fully addressed. We believe that (i) since the start of the pandemic and continuing through the subsequent period that has been significantly impacted by supply chain disruptions (i.e., the cumulative period beginning in the last half of fiscal 2020 and continuing through fiscal 2024), the industry has been operating below its historical long-term average of approximately 30,400 unit sales per year, and (ii) there are over 148,000 buses in the U.S. and Canadian fleets that have been in service for 15 or more years.

Local property and municipal tax receipts are key drivers of school district transportation budgets. Budgets for school bus purchases are directly related to property tax receipts. Home prices have risen in recent years as home inventories have not met demand, inflation of building materials cost has increased cost of construction, and as home-buyers have taken advantage of historically low mortgage rates prior to 2023. However, the forecast for continued appreciation in housing prices is uncertain due to, among others, recent rises in mortgage rates and significant inflationary pressures that have reduced consumer purchasing power. Nonetheless, such challenges are not expected to have a significant effect on property tax receipts in the near-term due to the lag that occurs in tax authorities reflecting declining home prices in property tax invoices, and school transportation budgets are expected to directly benefit from larger municipal spending budgets.

In addition to strong property tax collections, additional funding for school buses is being made available through federal funding programs, including the DOE's Diesel Emissions Reduction Act ("DERA") and the EPA's Clean School Bus Program ("CSBP"). The DERA funding program provides approximately $100 million annually to fund projects that upgrade, retrofit, or replace diesel engines and equipment with cleaner technologies including gasoline, propane, and electric school buses. Through the Bipartisan Infrastructure Law, the CSBP provides $5 billion in funding over five years to school districts and fleet operators to replace existing school buses with zero-emission and low-emission models. Specifically, $2.5 billion of the funds are allocated solely for the purchase of electric powered buses, while the remaining $2.5 billion of funds are allocated for the purchase of low and zero-emission school buses, including buses that are propane or electric powered.

In October 2022, the EPA announced the awarding of approximately $965 million as part of its first round of funding for the CSBP. Over 2,300 zero- and low-emission school buses were ordered by award recipients during the first round, of which the Company received orders for over 500 school buses.

In January 2024, the EPA announced the recipients of the second round of funding for the CSBP, which awarded nearly $1 billion in the form of competitive grants to 280 school districts and will help award recipients purchase over 2,700 clean school buses, 95% of which will be electric. The Company and its dealer network submitted grant applications on behalf of certain school district customers and also assisted certain other school district customers with completing and submitting their own grant applications. To date, the Company has received over 230 orders for school buses with many of the award recipients yet to spend their funding.

In May 2024, the EPA announced the recipients of the third round of funding for the CSBP, which awarded nearly $900 million in rebates to 530 school districts and will fund over 3,400 zero- and low-emission school buses, 92% of which will be electric. To date, the Company has received over 220 orders for school buses with many of the award recipients yet to spend their funding.

In September 2024, the EPA announced it will provide an additional $965 million for its fourth round of funding for the CSBP, with award recipients for this funding to be announced in May 2025.

Finally, the Clean Heavy Duty Vehicle Program funded through the Infrastructure Investment and Jobs ACT ("IIJA") announced over $650 million in funding for electric school buses in April 2024. Recipients for this funding will be announced in January 2025.

In addition to federal funding, many states have also announced significant levels of funding for electric school buses. For example, in California, the Zero Emission School Bus and Infrastructure program allocated $375 million for qualifying zero-emission school buses and $125 million for infrastructure and associated costs. In New York, the New York School Bus Incentive Program provided $300 million to fund the acquisition of new electric school buses and charging infrastructure.

Also, in August 2022, the Inflation Reduction Act ("IRA") was signed into law. The IRA authorizes a $369 billion investment in energy security and combating climate change. This funding includes $1 billion in grants for clean Class 6 and 7 heavy-duty vehicles, up to $40,000 in tax credits for zero-emission commercial vehicles, up to $100,000 in tax credits for heavy-duty charging infrastructure, and $2 billion for grants to support electric and fuel cell manufacturing. As discussed previously, in July 2024 the Company was selected to receive an approximate $80 million grant from the DOE to expand the Company's electric vehicle manufacturing capabilities and related workforce development efforts by converting a former manufacturing site for diesel powered motorhomes into an approximately 600,000 square foot, state-of-the-art electric and low-emissions vehicle manufacturing facility. The grant represents approximately 50 percent of the total approximate $160 million investment required to complete the conversion project. The award selection is subject to final contract and funding negotiations between the DOE and Blue Bird, which are expected to conclude at the end of calendar year 2024 or the beginning of calendar year 2025.

We believe our leadership in alternative power options, coupled with this external funding, provides a strong foundation to continue to increase sales of our propane, gasoline and electric powered bus platforms.

Our Competitive Strengths

We believe that our competitive strengths are derived from the following factors:

Reputation for safety, product quality/reliability/durability, and drivability. Our longevity and reputation in the school bus industry have made us an iconic American brand. We are the only principal manufacturer with chassis and body production specifically designed for school bus applications in the U.S. and the only school bus company to offer as a standard feature compliance with industry recognized safety tests - Altoona Testing, Colorado Rack Test and the Kentucky Pole Test - as a standard specification across our entire product line.

Alternative powered bus leadership. We believe we are the market leader in propane, gasoline and electric powered buses, having sold approximately 64% of all alternative powered school buses from fiscal 2015 through fiscal 2024. In fiscal 2024, we sold 5,213 propane, gasoline, compressed natural gas ("CNG") and electric powered buses, as market demand for alternative powered buses remained robust. To maintain our leadership position, we continue to expand the available features requested by our customers and during fiscal 2022, added a hydraulic braking system with electronic stability control and a fuel-fired heater for cold-weather markets to our Type C electric powered bus offering. Additionally, during fiscal 2023, we opened the new Electric Vehicle Build-up Center, a transformed 40,000 square foot facility at the Fort Valley, Georgia manufacturing plant, designed to meet increasing demand for electric school buses.

Innovative product leadership. We believe we have consistently led the school bus industry with innovative product leadership through several industry firsts, including the first unique school bus chassis and the first OEM-manufactured propane powered bus. In fiscal 2016, years ahead of our competition, we launched the industry's first gasoline powered Type C bus (utilizing an exclusive Ford engine and transmission and Roush CleanTech fuel usage evaporative emissions certification) and we were first-to-market with electronic stability control. In fiscal 2018, we sold our first Type D electric vehicles and in the fiscal year ended September 28, 2019 ("fiscal 2019"), we introduced our Type C electric vehicle. In fiscal 2024, we sold 704 Type C and Type D electric vehicles, an increase of 28.9% when compared with prior year.

Strong distribution model. We have built an extensive, experienced network of 45 dealer locations to distribute our buses across the U.S. and Canada, and during recent years have significantly enhanced our relationships with large fleet operators. Our dealers have an average tenure of more than 30 years with us and do not sell competing Type C or Type D school bus products in the areas assigned to them by us.

Highly-skilled and committed workforce. We benefit from a highly-skilled, committed hourly workforce of approximately 1,613 employees who support our customized assembly operations at our 900,000 square foot integrated chassis manufacturing and body assembly facility and 340,000 square foot component fabrication facility. Our employees are trained to maximize production efficiency by following customized processes developed by us.

Strong management team. We are led by a highly experienced and committed management team with an established track record in the U.S. and Canadian school bus and heavy-duty vehicle industries.

Sales Volume

In fiscal 2024, we sold 9,000 Type C and Type D buses, including 8,844 school buses, 1 export bus and 155 Government Services Administration ("GSA") buses. Our Type C school bus accounted for 79% of unit sales and our Type D school bus accounted for 19% of unit sales. GSA and export buses, which can be ordered with either the Type C or Type D chassis, accounted for the remaining 2% of unit sales.

Our Dealer Network

In fiscal 2024, we sold approximately 91% of our vehicles through our U.S. and Canadian dealer network, currently consisting of 45 dealer locations that, in their territories, are exclusive to us with Type C and D school buses. School buses sold in the U.S. and Canada through our dealer network are purchased by school districts and private schools, as well as small and medium size contractors that provide services to school districts on a fee basis. Bus purchases and contractor fees are funded through local school district budgets. Purchases of school buses are typically made through a bid process at the district or state level, with dealers coordinating this process. Dealers develop collaborative relationships with school districts, district transportation directors, and key officials in their states.

Our dealers have access to financing through a financing product maintained by an independent third party, Huntington Distribution Finance, Inc. ("Huntington"). We do not assume any balance sheet risk with respect to this type of financing and do not receive any direct economic benefit from Huntington.

Other Distribution Channels

Fleet Operators. We also sell school buses directly to large national fleets that span multiple states and such sales are managed internally by our National Account Sales Team.

Export Dealers. We regularly monitor opportunities to sell our Type C and Type D buses in either school bus or other configurations in certain limited international markets and typically sell these products through dealers assigned to those territories.

U.S. Government; Other Specialty Sales. We also sell buses through our U.S. GSA contract, an expedited procurement procedure designed to meet the needs of bus customers authorized to purchase through the GSA contracting offices, including the U.S. Air Force, U.S. Army, Homeland Security and the U.S. Department of Agriculture. This full line of bus models is configured for adult or school bus use. In addition to the base GSA specifications, we offer several additional configurations to provide a wide range of passenger capacities and optional features. We also offer a full line of activity bus and Multi-Function School Activity Bus ("MFSAB") products. With varying vehicle sizes, capacities, power choices, and engine types, our bus options enable our customers to tailor their transportation solutions to their specific needs, be it transporting a church congregation or shuttling workers to job sites.

Government Contracts

As a U.S. government contractor, we are subject to specific regulations and requirements as mandated by our contracts. These regulations include Federal Acquisition Regulations, Defense Federal Acquisition Regulations, and the Code of Federal Regulations. We are also subject to routine audits and investigations by U.S. government agencies such as the Defense Contract Management Agency and Defense Contract Audit Agency. These agencies review and assess compliance with contractual requirements, cost structure, cost accounting, and applicable laws, regulations, and standards.

A portion of our existing U.S. government contracts extend over multiple years and are conditioned upon the continuing availability of congressional appropriations. In addition, our U.S. government contracts generally permit the contracting government agency to terminate the contract, in whole or in part, either for the convenience of the government or for default based on our failure to perform under the terms of the contract.

Suppliers

We purchase our engine and transmission components on a single-source basis from major OEMs with sophisticated engineering, production and logistics capabilities, as reflected in the table below:

Component	OEM Supplier
Diesel engines	Cummins Inc.
Diesel emissions kits	Cummins Inc.
Electric powertrains and battery systems	Accelera (a business segment of Cummins Inc.)
Propane and gasoline engines and transmissions	Ford Motor Company
Transmissions	Allison Transmission
Propane fueling kits	Roush CleanTech

Our purchasing department continually works to improve our purchasing processes by rationalizing the supplier base and by implementing improved control processes. We regularly perform supplier audits and, when necessary, will meet with under-performing suppliers in order to enhance performance. At September 28, 2024, we had in place long-term supply contracts (addressing both component price and supply) covering approximately 85% of the value of our purchases from suppliers, including long-term agreements with our major single-source suppliers.

As a result of ongoing supply chain disruptions that began in the latter half of fiscal 2021 and continued through fiscal 2024, we have experienced supplier shortages, which were significant at times, of critical components, which prevented the Company from initiating or completing, as applicable, the production process for certain units that were otherwise scheduled to be delivered to customers during fiscal 2021, fiscal 2022 and, to a lesser extent, fiscal 2023 and fiscal 2024. For further details and discussion about the impact of these supply chain disruptions, refer to the "Impact of Supply Chain Constraints on Our Business" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

The U.S. and Canadian school bus industry is highly competitive. Our two principal competitors are Thomas Built Bus and IC Bus. Thomas Built Bus is a subsidiary of Daimler Trucks North America and IC Bus is a subsidiary of International Motors, LLC (formerly known as Navistar, Inc.).

We compete primarily on the basis of product diversification, school bus innovation, safety, quality, durability and drivability of our products, the scope and strength of our dealer network and price. As our principal competitors are parts of larger corporations, they may have greater access to financial capital, human resources, and business opportunities. Such access, in turn, may be used by such companies to compete with us and others in the industry.

Facilities

Our corporate headquarters are located in Macon, Georgia and we have an additional small satellite office in Troy, Michigan. Our Bus segment operates a fabrication plant and an integrated chassis manufacturing and body assembly plant in Fort Valley, Georgia, where components for Type C, Type D, and specialty buses are manufactured and assembled, and an inventory warehouse that supplies these plants in Perry, Georgia. Our Parts segment operates a parts distribution center located in Delaware, Ohio. We own our facilities in Fort Valley, Georgia (approximately 1.5 million square feet). We lease facilities in Macon, Georgia (approximately 0.1 million square feet), Perry, Georgia (approximately 0.1 million square feet), Troy, Michigan (approximately 5 thousand square feet) and Delaware, Ohio (approximately 0.1 million square feet). Our Micro Bird joint venture leases its facility (0.2 million square feet) in Drummondville, Quebec, Canada.

Intellectual Property and Technology

We seek trademark protection in the U.S. and outside of the U.S. where available and when appropriate. Among other trademarks, we have registered trademark rights in the principal names and designs used by us and Micro Bird in the U.S., Canada and elsewhere. We use these registered marks in connection with all aspects of our branding. However, we also rely on a number of significant unregistered trademarks and other unregistered intellectual property in the day-to-day operation of our business. Without the protections afforded by registration, our ability to protect and use our trademarks and other unregistered intellectual property may be limited and could negatively affect our business.

In addition to trademarks, we rely heavily on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our product designs, manufacturing processes and cost containment steps are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, suppliers and other commercial partners. We also seek to preserve the integrity and confidentiality of our data, designs and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our suppliers or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how.

Government Regulation

Our products must satisfy various legal, environmental, health and safety requirements at federal, state and municipal levels. Compliance with such requirements adds to the costs that must be incurred in order to manufacture a school bus. Failure to comply with such requirements could lead to substantial additional regulatory costs.

At the federal level, Federal Motor Vehicle Safety Standards ("FMVSS") govern the safety of all motor vehicles sold for use in the U.S. More than half of the FMVSS regulations apply to school buses. For example, federal regulations require school buses to be painted "school bus yellow" and to be equipped with specific warning and safety devices. School buses are also built with the body on top of chassis frame rails. This so-called "high floor" construction moves the passenger compartment above the typical automotive "crash zone" and therefore provides an added measure of safety should a collision occur. Steel rollover cages and heavy-duty bumpers are designed to provide incremental protection, in contrast with standard transit buses with "low floor" construction that offer lower curb height access with limited or no steel reinforcement.

After a school bus is sold, regulation of the operation of the school bus becomes the responsibility of the state in which it operates. Today, each state has its own rules and regulations pertaining to the manufacture, design, operation and safety of the school buses operated in its jurisdiction. As a result, we cannot manufacture to a single set of specifications, but rather must assure that each manufactured bus conforms to the specifications of the particular jurisdiction in which it will be operated.

We must also consider the rules and regulations of foreign jurisdictions. In Canada, where our Micro Bird joint venture operates, school buses are governed by the Canadian Motor Vehicle Safety Regulations. These regulations are patterned after the FMVSS regulations, although differences do exist between the two regulatory systems.

Seasonality

In the years preceding the 2020 COVID-19 pandemic, our business was highly seasonal with school districts buying their new school buses so that they would be available for use on the first day of the school year, typically in mid-August to early September. This resulted in our third and fourth fiscal quarters being our two busiest quarters, the latter ending on the Saturday closest to September 30. Our quarterly results of operations, cash flows, and liquidity have historically been, and are likely to be in future periods, impacted by seasonal patterns. Working capital has historically been a significant use of cash during the first fiscal quarter due to planned shutdowns and a significant source of cash generation in the fourth fiscal quarter.

As a result of the impact from the COVID-19 pandemic and subsequent supply chain constraints, seasonality and working capital trends have become unpredictable. Accordingly, seasonality and variations from historical seasonality have impacted the comparison of working capital and liquidity results between fiscal periods.

Environmental Matters

We are subject to various federal, state and local laws and regulations governing the protection of the environment and health and safety, including those regulating the following: soil, surface water and groundwater contamination; the generation, storage, handling, use, disposal and transportation of hazardous materials; the emission and discharge of materials, including greenhouse gases ("GHG") into the environment; and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain operations. We have taken various steps to comply with these numerous and sometimes complex laws, regulations and permits. Compliance with environmental requirements historically has not had a material impact on our capital expenditures, earnings, or competitive position. We have made, and will continue to make, capital and other expenditures pursuant to such requirements. If we violate or fail to comply with these requirements, we could be subject to fines, penalties, enforcement actions or lawsuits.

For additional information regarding potential environmental issues at Blue Bird's Fort Valley, Georgia facility, refer to Item 1A. "Risk Factors - Risk Factors Relating to Our Business and Industry - Environmental obligations and liabilities could have a negative impact on our financial condition, cash flows and profitability."

Environmental laws, regulations, and permits and the enforcement thereof, change frequently and have become more stringent over time. Among other things, more rigorous GHG emission requirements are in various stages of development. For example, the U.S. EPA has promulgated the GHG Reporting Rule, which requires reporting of GHG data and other relevant information from large sources and suppliers in the U.S., and the GHG Tailoring Rule, which requires certain facilities with significant GHG emissions to obtain emissions permits under the authority of the Clean Air Act (typically limited to only the largest stationary sources of GHG). The U.S. Congress has also considered imposing additional restrictions on GHG emissions. Any additional regulation of GHG emissions by either the U.S. Congress and/or the U.S. EPA could include a cap-and-trade system, technology mandate, emissions tax, reporting requirement, or other program and could subject us to significant costs, including those relating to emission credits, pollution control equipment, monitoring, and reporting, as well as increased energy and raw material prices.

Our facilities and operations could in the future be subject to regulations related to climate change and climate change itself may also have some impact on the Company's operations. However, these impacts are currently uncertain and the Company cannot presently predict the nature and scope of those impacts.

Research and Development

Refer to Note 2, *Summary of Significant Accounting Policies and Recently Issued Accounting Standards*, to the accompanying consolidated financial statements for information on research and development.

Warranty

We provide warranties on virtually all of the buses and parts we sell. Warranties are offered for specific periods of time and mileage, and vary depending upon the type of product and the geographic location of its sale. Pursuant to these warranties, we will repair, replace, or adjust certain parts on a bus that are defective in factory-supplied materials or workmanship during the specified warranty period. In addition to the costs associated with this warranty coverage provided on our vehicles, we also incur costs as a result of field service actions (i.e., safety recalls and service bulletins) and customer satisfaction actions. Component suppliers, in particular major component suppliers such as engines and transmissions, provide warranties on their products.

Legal Proceedings

We are engaged in legal proceedings in the ordinary course of our business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time our management does not believe that the resolution or outcome of any of our pending legal proceedings will have a material adverse effect on our financial condition, liquidity or results of operations.

Human Capital Management

Blue Bird delivers market value to stockholders through a people centered human capital strategy, critical to our ability to deliver on our strategic plans. Our success in delivering high quality products and solutions for our customers is only achievable through the talent, expertise, and dedication of our workforce.

Attraction, Development, and Retention

We recognize that attracting, developing and retaining skilled talent and promoting a diverse and inclusive culture are essential to maintaining our leadership position in the markets we serve. We offer employees resources to continuously improve their skills and performance with the goal of further cultivating the diverse, entrepreneurial talent to fill key positions. We seek people who are proactive and dedicated, demonstrate an ownership mindset and share our commitment to the pursuit of operational excellence. We continue to make significant investments in talent development and recognize that the growth and development of our employees is essential for our continued success. Employee training and development programs are extensive and comprehensive, including professional and technical skills training, compliance training, leadership development and management training.

We view the diversity of our employees as a strength to better serve our customers and communities. We also believe the diversity of our workforce enables us to attract new talent, keeps our employees engaged and productive, and advances ideas reflecting the diversity of our employees' backgrounds, experiences, and perspectives. To that end, we have taken various actions to enhance diversity, including partnering with organizations that can support our efforts to identify and recruit talented and diverse candidates.

We aim to cultivate an inclusive culture that enables employees to feel connected to Blue Bird's three foundational objectives (Care, Delight, Deliver) while being valued for their contributions. One of the ways in which we seek to promote an inclusive work environment is by supporting the establishment of employee resource groups. These groups allow for collaboration and serve as an open forum for networking, professional development, and mentoring. We are committed to our efforts to maintain a work environment that is professional, inclusive, and free from discrimination and harassment.

The Company's benefit packages support employee physical, emotional and financial well-being. Employee satisfaction and engagement are measured through periodic surveys.

Health and Safety

Safety is a key priority at all of our facilities and as such, we have invested in a safety and health department staffed with trained medical personnel. The Company's leaders and managers continuously address safety enhancements, provide regular and ongoing safety training, and use displays located near our employee work areas to provide all employees with safety-related information.

Employees

At September 28, 2024, we employed 1,948 employees, of which 1,945 were full-time.

On May 22, 2023, the National Labor Relations Board ("NLRB") certified the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied & Industrial Service Workers International Union, AFL-CIO, CLC ("USW") as the exclusive bargaining representative for a bargaining unit of the Company's full-time and regular part-time production, maintenance, quality control, and warehouse employees at the Company's Fort Valley and Macon, Georgia locations, with certain exceptions. In May 2024, a three year collective bargaining agreement ("CBA") was executed with the USW, which covers more than 1,500 employees as of September 28, 2024.

Item 1A. Risk Factors

You should carefully consider the following risk factors in addition to the other information included in this Report, including matters addressed in the section entitled "Cautionary Note Regarding Forward-Looking Statements." We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included in this Report.

Risk Factors Relating to Our Business and Industry

Pandemics, epidemics or similar widespread disease or illness outbreaks (collectively, "public health crises") and their disruptive impact on the supply chain have had, and could have in future periods, a material adverse effect on our business, results of operations, financial condition, and cash flows, particularly resulting from reductions in demand for our products, shortages of critical components that hinder the production of units to fulfill sales orders, disruptions or other developments negatively impacting our workforce or workplace conditions, and/or reduced access to capital markets and reductions in liquidity.

The degree to which public health crises have impacted our prior, and could impact our future, business, results of operations and financial condition depends on a number of developments, which are uncertain, including but not limited to the duration, spread and severity of outbreaks, government responses and other actions to mitigate the spread of and to treat such outbreaks and when and to what extent business, economic and social activity and conditions are disrupted. These uncertain developments and their resulting impacts have applied, and could apply in future periods, equally to our customers, suppliers and other partners and their financial conditions, but adverse effects on these parties would likely also adversely affect us. Such impacts include, among others:

- reducing demand for school buses due to schools operating totally or partially virtually;

- triggering significant volatility in capital markets;

- causing significant disruptions in global supply chains resulting from, among others, labor shortages; the lack of maintenance on, and acquisition of, capital assets during extended global lockdowns; and significant increased demand for consumer products containing certain materials required for the production of school buses;

- significantly altering global consumer demand;

- halting a material number of global manufacturing operations resulting from permanent and temporary plant shut-downs; and

- changing global workplace conditions resulting from "shelter-in-place" orders and "work from home" employer policies.

However, we consider the following areas to be the most significant material risks to our business resulting from global health crises and subsequent supply chain constraints:

Supply Chain Disruptions

We rely on specialist suppliers, some of which are single-source suppliers, for critical components (including but not limited to engines, transmissions and axles) and replacement of any of these components with like parts from another supplier normally requires engineering and testing resources, which entail costs and take time. We also currently rely on a limited number of single-source suppliers and/or have limited alternatives for important bus parts such as diesel engines and emission components, propane and gasoline engines including powertrains, control modules, steering systems, seats, specialty resins, and other key components. Future delays or interruptions in the supply chain expose us to the following risks which would likely significantly increase our costs and/or impact our ability to meet customer demand:

- we or our third-party suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly, and delivery or shipment of our products;

- we or our third-party suppliers may not be able to respond to unanticipated changes in customer orders;

- we or our suppliers may have excess or inadequate inventory of materials and components;

- we or our third-party suppliers may be subject to price fluctuations, including for inbound freight costs that are incurred to transport goods and supplies to production facilities, and a lack of long-term supply arrangements for key components;

- we may experience delays in delivery by our third-party suppliers due to changes in demand from us or their other customers;

- fluctuations in demand for products that our third-party suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

- we may not be able to find new or alternative components or reconfigure our products and manufacturing processes in a timely manner, or at all, if the necessary components become unavailable; and

- our third-party suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

Disruptions or other developments negatively impacting our workforce or workplace conditions

During public health crises, federal, state and/or local governments may issue "shelter-in-place" orders, quarantines, executive orders and similar government orders, restrictions and recommendations for their residents to control the spread of the outbreak. Such orders, restrictions and recommendations could result in widespread closures of businesses, work stoppages, interruptions, slowdowns and delays, work-from-home policies and travel restrictions. While remote work policies may be implemented in response to the health risks that could impact our employees, we do not have the ability to manufacture school buses without our on-site manufacturing personnel given the nature of our business. If we were to experience some form of outbreak within our facilities, we would take all appropriate measures to protect the health and safety of our employees, which could include a temporary halt in production. Any extended production halt or diminution in production capacity would have a negative impact on our ability to fulfill orders and thus negatively impact our revenues, profitability and cash flows.

Reduced profitability and liquidity, resulting in the restructuring of our credit facilities, and/or inadequate access to credit and capital markets

Public health crises and the related disruption in the supply chain could materially adversely impact global commercial activity and contribute to significant volatility in financial markets. Supply chain constraints, including any resulting inflationary environment that may develop, could have a material adverse impact on economic and market conditions, potentially reducing our ability to access capital, which could in the future negatively affect our liquidity. Specifically, future outbreaks could cause a severe contraction in our profits and/or liquidity, which could lead to issues complying with the financial covenants in our credit facility. If we were unable to comply with such covenants, we may need to seek amendment for covenant relief or even refinance the debt to a "covenant lite" or "no covenant" structure. We can offer no assurances that we would be successful in amending or refinancing the debt. An amendment or refinancing of our debt could lead to higher interest rates and possible up-front expenses not included in our historical financial statements.

Current and future military conflicts could cause additional supply chain disruptions that could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Beginning in fiscal 2022 and continuing through fiscal 2024, the ongoing pressure on the global supply chain was further exacerbated as a result of Russia's invasion of Ukraine towards the end of February 2022. Both countries have large quantities of minerals and other natural resources that impact commodity costs, such as diesel fuel, steel, rubber and resin, among others, and the conflict has further restricted access to inventory that is at least partially dependent upon such commodities, primarily for the Company's suppliers. Such restricted access has, in certain cases, limited our ability to obtain critical component parts and/or resulted in us paying premium prices for freight and to access the limited supply of inventory.

The degree to which this and similar conflicts, including future military conflicts, impact our future business, results of operations, financial condition and cash flows will depend on future developments, which are uncertain, including but not limited to the duration of, potential spread and severity of, and additional governmental actions in response to, such conflicts and when and to what extent normal business and economic activity and conditions resume and continue without further disruption.

General economic conditions in the markets we serve have a significant impact on demand for our buses.

The school bus market is predominantly driven by long-term trends in the level of spending by municipalities. The principal factors underlying spending by municipalities are housing prices, property tax levels, municipal budgeting issues and voter initiatives. Demand for school buses is further influenced by overall acquisition priorities of municipalities, availability of school bus financing, student population changes, school district busing policies, price and other competitive factors, fuel prices and environmental regulations. Significant deterioration in the economic environment, housing prices, property tax levels or municipal budgets could result in fewer new orders for school buses or could cause customers to seek to postpone or reduce orders, which could result in lower revenues, profitability and cash flows.

We may be unable to obtain critical components from suppliers, which could disrupt or delay our ability to deliver products to customers.

We rely on specialist suppliers for critical components (including engines, transmissions and axles) and replacement of any of these components with like parts from another supplier normally requires engineering and testing resources, which entail costs and take time. The lack of ready-to-implement alternatives could give such suppliers, some of which have substantial market power, significant leverage over us if these suppliers elected to exert their market power over us, which leverage could adversely impact the terms and conditions of purchase, including pricing, warranty claims and delivery schedules. We seek to mitigate supply chain risks with our key suppliers by entering into long-term agreements, by commencing contract negotiations with suppliers of critical components significantly before contract expiration dates, and by diversifying our suppliers of key components with contingency programs when possible.

If any of our critical component suppliers limit or reduce the supply of components due to commercial reasons, financial difficulties or other problems, we could experience a loss of revenues due to our inability to fulfill orders. These single-source and other suppliers are each subject to quality and operational issues, materials shortages, unplanned demand, reduction in capacity and other factors that may disrupt the flow of goods to us or to our customers, which would adversely affect our business and customer relationships.

We have no assurance that our suppliers will continue to meet our requirements. If supply arrangements are interrupted, we may not be able to find another supplier on a timely or satisfactory basis. We may incur significant set-up costs, delays and lag time in manufacturing should it become necessary to replace any key suppliers. Our business interruption insurance coverage may not be adequate for any interruptions that we could encounter and may not continue to be available in amounts and on terms acceptable to us. Production delays could, under certain circumstances, result in penalties or liquidated damages in certain of our GSA contracts.

We rely substantially on single-source suppliers which could materially and adversely impact us if they were to interrupt the supply of component parts to us.

We currently rely on a limited number of single-source suppliers and/or have limited alternatives for important bus parts such as diesel engines and emission components, propane and gasoline engines including powertrains, control modules, air brakes, steering systems, seats, specialty resins, and other key components. Shortages and allocations by such manufacturers may result in inefficient operations and a build-up of inventory, which could negatively affect our working capital position.

Our products may not achieve or maintain market acceptance or competing products could gain market share, which could adversely affect our competitive position.

We operate in a highly competitive domestic market. Our principal competitors are Thomas Built Bus (owned by Daimler Trucks North America) and IC Bus (owned by International Motors, LLC and former known as Navistar, Inc.), which, at the consolidated level, have potential access to more technical, financial and marketing resources than the Company. Our competitors may develop or gain access to products that are superior to our products, develop methods of more efficiently and effectively providing products and services, or adapt more quickly than we do to new technologies or evolving customer requirements. IC Bus and Thomas Built Bus both sell electric powered school buses. This brings both competitors into direct competition with our electric powered product offerings. Our competitors may achieve cost savings or be able to withstand a substantial downturn in the market because their businesses are consolidated with other vehicle lines. In addition, our competitors could be, and have been in the past, vertically integrated by designing and manufacturing their own components (including engines) to reduce their costs. The school bus market does not have "Buy America" regulations, so competitors or new entrants to the market could manufacture school buses in more cost-effective jurisdictions and import them to the U.S. to compete with us. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced sales, profitability and cash flows.

Our business is cyclical, which has had, and could have future, adverse effects on our sales and results of operations and lead to significant shifts in our results of operations from quarter to quarter that make it difficult to project long-term performance.

The school bus market historically has been and is expected to resume being, at some point in the relatively near future, cyclical. This cyclicality has an impact both on the school bus industry and also on the comparative analysis of quarterly results of our Company.

Customers historically have replaced school buses in lengthy cycles. Moreover, weak macroeconomic conditions can adversely affect demand for new school buses and lead to an overall aging of school bus fleets beyond a typical replacement cycle. To the extent the increase in school bus demand is attributable to pent-up demand rather than overall economic growth, future school bus sales may lag behind improvements in general economic conditions or property tax levels. During downturns, we may find it necessary to reduce line rates and employee levels due to lower overall demand. An economic downturn may reduce, and in the past has reduced, demand for school buses, resulting in lower sales volumes, lower prices and decreased profits.

Primarily as a result of the historically seasonal nature of our business, we may operate with negative working capital for significant portions of our fiscal year. During economic downturns, this tends to result in our utilizing a substantial portion of our cash reserves.

Our ability to sell our products may be negatively affected by trade policies and tariffs.

We import some of our components from China and other foreign countries. Our purchases may be subject to the effects of the U.S. trade policy, including the imposition of tariffs and anti-dumping/countervailing duties on these components. We can provide no assurance that our ability to sell our products at reasonable margins will not be impaired by the imposition of tariffs or other changes in trade policy which may make it more difficult or more expensive to purchase our products.

At times we enter into firm fixed-price school bus sales contracts without price escalation clauses that could subject us to reduced gross profits or losses if we have cost overruns or if our costs increase.

We sometimes provide fixed-price bids on potential school bus orders months before the expected delivery date. Also, a substantial amount of time may lapse between the bid date and the date that a school bus sales contract containing a fixed price is executed. The sales bids historically have not included price escalation provisions to account for economic fluctuations between the bid date and delivery date. As a result, we have historically been unable to pass along to our customers increased costs due to economic fluctuations between these dates as was the case during fiscal 2022 and the first quarter of fiscal 2023, which is generally not expected to continue as the Company now includes price escalation provisions when bidding on contracts. However, once a sales contract containing a fixed bus price is executed with a customer, we are generally unable to pass along increased costs resulting from economic fluctuations between the contract date and delivery date. We generally purchase steel at fixed prices up to four quarters in advance, with larger quantities subject to fixed price purchase contracts in the more immediate upcoming quarters with quantities decreasing in later quarters, but because we usually do not hedge our other primary raw materials (rubber, aluminum and copper), changes in prices of raw materials can significantly impact operating margins. Our actual costs and any gross profit realized on fixed-price sales contracts could vary from the estimated costs on which these contracts were originally based.

New laws, regulations or governmental policies regarding environmental, health and safety standards, or changes in existing ones, may have a significant negative impact on how we do business.

Our products must satisfy various legal, environmental, health and safety requirements, including applicable emissions and fuel economy requirements. Meeting or exceeding government-mandated safety standards can be difficult and costly. Such regulations are extensive and may, in certain circumstances, operate at cross purposes. While we are managing our product development and production operations to reduce costs, unique local, state, federal and international standards can result in additional costs for product development, testing and manufacturing. We depend on third party single-source suppliers to comply with applicable emissions and fuel economy standards in the manufacture of engines supplied to us for our buses. Increased environmental, safety, emissions, fuel economy or other regulations may result in additional costs and lag time to introduce new products to market.

Safety or durability incidents associated with a school bus malfunction may result in loss of school bus sales that could have material adverse effects on our business.

The school bus industry has few participants due to the importance of brand and reputation for safety and durability, compliance with stringent safety and regulatory requirements, an understanding of the specialized product specifications in each region and specialized technological and manufacturing know-how. If incidents associated with school bus malfunction transpired that called into question our reputation for safety or durability, it could harm our brand and reputation and cause consumers to question the safety, reliability and durability of our products. Lost school bus sales resulting from safety or durability incidents could materially adversely affect our business.

Disruption of our manufacturing and distribution operations would have an adverse effect on our financial condition, results of operations and cash flows.

We manufacture school buses at facilities in Fort Valley, Georgia and distribute parts from a distribution center located in Delaware, Ohio. If operations at our manufacturing or distribution facilities were to be disrupted for a significant length of time as a result of significant equipment failures, critical component shortages, natural disasters, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes, cybersecurity attacks or other reasons, we may be unable to fulfill dealer or customer orders and otherwise meet demand for our products, which would have an adverse effect on our business, financial condition, results of operations and cash flows. Any interruption in production or distribution capability could require us to make substantial capital expenditures to fulfill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations. Also, our property damage and business interruption insurance coverage may not be applicable or adequate for any such disruption and may not continue to be available in amounts and on terms acceptable to us.

Disputes with the labor union may adversely affect our ability to operate, as well as impact our financial results.

Most of our operations employees are represented by the USW with the current CBA set to expire in 2027. Work stoppages, strikes, or other disputes with the USW, arising under the existing CBA or in connection with negotiations of a new collective bargaining agreement, could disrupt production and adversely affect our business, results of operations, and cash flows. Any amendments to the existing CBA, or the implementation of new collective bargaining agreements, could result in increased labor costs.

Rationalization or restructuring of manufacturing facilities, including plant expansions and system upgrades at our manufacturing facilities, may cause production capacity constraints and inventory fluctuations.

The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations or restructurings in the future may result in, temporary constraints upon our ability to produce the quantity of products necessary to fulfill orders and thereby complete sales in a timely manner. In addition, system upgrades at our manufacturing facilities that impact ordering, production scheduling and other related manufacturing processes are complex, and could impact or delay production targets. A prolonged delay in our ability to fulfill orders on a timely basis could affect customer demand for our products and increase the size of our raw material inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing equipment. This retooling may limit our production capacity at certain times in the future, which could materially adversely affect our results of operations and financial condition. In addition, the expansion, reconfiguration, maintenance and modernization of existing manufacturing facilities and the start-up of new manufacturing operations, could increase the risk of production delays and require significant investments of capital.

We may incur material losses and costs related to product warranty claims.

We are subject to product warranty claims in the ordinary course of our business. Our standard warranty covers the bus for one year and certain components for up to five years. We attempt to adequately price ongoing warranty costs into our bus purchase contracts; however, our warranty reserves are estimates and if we produce poor quality products, develop new products with deficiencies or receive defective materials or components, we may incur material unforeseen costs in excess of what we have provided for in our contracts or reserved in our financial statements.

In addition, we may not be able to enforce warranties and extended warranties received or purchased from our suppliers if such suppliers refuse to honor such warranties or go out of business. Also, a customer may choose to pursue remedies directly under its contract with us over enforcing such supplier warranties. In such a case, we may not be able to recover our losses from the supplier.

We may incur material losses and costs as a result of product liability claims and recalls.

We face an inherent risk of exposure to product liability claims if the use of our products results, or is alleged to result, in personal injury and/or property damage. If we manufacture a defective product or if component failures result in damages that are not covered by warranty provisions, we may experience material product liability losses in the future. In addition, we may incur significant costs to defend product liability claims. We could also incur damages and significant costs in correcting any defects, lose sales and suffer damage to our reputation. Our product liability insurance coverage may not be adequate for all liabilities we could incur and may not continue to be available in amounts and on terms acceptable to us. Significant product liability claims could have a material adverse effect on our financial condition, results of operations and cash flows. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with our products could have a material adverse effect on our ability to market our products successfully.

We are subject to potential recalls of our products from customers to cure manufacturing defects or in the event of a failure to comply with customers' order specifications or applicable regulatory standards, as well as potential recalls of components or parts manufactured by suppliers that we purchase and incorporate into our school buses. We may also be required to remedy or retrofit buses in the event that an order is not built to a customer's specifications or where a design error has been made. Significant retrofit and remediation costs or product recalls could have a material adverse effect on our financial condition, results of operations and cash flows.

A failure to renew dealer agreements or cancellation of, or significant delay in, new bus orders may result in unexpected declines in revenue and profitability.

We rely to a significant extent on our dealers to sell our products to the end consumer. A loss of one or more significant dealers or a reduction in the market share of existing dealers would lead to a loss of revenues that could materially adversely affect our business and results of operations.

Our dealer agreements are typically for a five-year term; however, the dealer can usually cancel the agreement for convenience without penalty upon 90 days' notice. While most of our dealers have been purchasing from us for more than three decades, we can provide no assurance that we will be able to renew our dealer agreements on favorable terms, or at all, at their scheduled expiration dates. If we are unable to renew a contract with one or more of our significant dealers, our revenues and results of operations could be adversely affected until an alternative solution is implemented (e.g., a new dealer or combining the territory with another, existing Blue Bird dealer). If dealer agreements are terminated with one or more of our top 10 dealers, significant orders are canceled or delayed or we incur a significant decrease in the level of purchases from any of our top 10 dealers, our sales and operating results would be adversely impacted. In addition, our new bus orders are subject to potential reduction, cancellation and/or significant delay. Although dealers generally only order buses from us after they have a firm order from a school district, orders for buses are also generally cancellable until 14 weeks prior to delivery.

Changes in laws or regulations related to the manufacture of school buses, or a failure to comply with such laws and regulations, could adversely affect our business and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments, including non-U.S. governments, related to the manufacture of our school buses. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly, which could negatively impact our business and results of operations. Our products must satisfy a complex compliance scheme due to variability in and potentially conflicting local, state, federal and international laws and regulations. The cost of compliance may be substantial in a period due to the potential for modification or customization of our school buses in any of the 50 plus jurisdictions in which our buses are sold. In addition, if we expand into more international jurisdictions, we could potentially incur additional costs in order to tailor our products to the applicable local law requirements of such jurisdictions. Further, we must comply with additional regulatory requirements applicable to us as a federal contractor for our GSA contracts, which increase our costs. GSA contracts are also subject to audit and increased inspections and costs of compliance. Any potential penalties for non-compliance with laws and regulations may not be covered by insurance that we carry.

Environmental obligations and liabilities could have a negative impact on our financial condition, cash flows and profitability.

Potential environmental issues have been identified at our facility in Fort Valley, Georgia, including the solid waste management units at the facility's old landfill. Potential remediation costs and obligations could require the expenditure of capital and, if greater than expected, or in excess of applicable insurance coverage, could have a material adverse effect on our results of operations, liquidity or financial condition. We are cooperating with the Georgia Environmental Protection Division and have conducted a site-wide investigation under the current hazardous waste management law. All investigations of suspect areas have been completed. Implementation of a corrective action plan has commenced, which will consist of re-surfacing the landfill cap, re-grading a portion of the lot in close proximity to the landfill, ongoing monitoring, and ground water use restrictions for the old landfill. There are currently no proposed remediation actions to be included in the corrective action plan. Based on the data generated from the latest site investigation, we believe our environmental risks have been reduced substantially, but not eliminated.

Our future competitiveness and ability to achieve long-term profitability depend on our ability to control costs, which requires us to improve our organization continuously and to increase operating efficiencies and reduce costs.

In order to operate profitably in our market, we are continually transforming our organization and rationalizing our operating processes. Our future competitiveness depends upon our continued success in implementing these initiatives throughout our operations. While some of the elements of cost reduction are within our control, others, such as commodity costs, regulatory costs and labor costs, depend more on external factors, and there can be no assurance that such external factors will not materially adversely affect our ability to reduce our costs.

Our operating results may vary widely from period to period due to the sales cycle, seasonal fluctuations and other factors.

Our orders with our dealers and customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to dealers or customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis. Further, if we were to experience a significant amount of cancellations of or reductions in purchase orders, it would reduce our future sales and results of operations.

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the third and fourth quarters when compared with the first and second quarters during each fiscal year. This seasonality is caused primarily by school districts ordering more school buses prior to the beginning of a school year. Our ability to meet customer delivery schedules is dependent on a number of factors including, but not limited to, access to components and raw materials, an adequate and capable workforce, assembling/engineering expertise for certain projects and sufficient manufacturing capacity. The availability of these factors may in some cases be subject to conditions outside of our control. A failure to deliver in accordance with our performance obligations may result in financial penalties under certain of our GSA contracts and damage to existing customer relationships, damage to our reputation and a loss of future bidding opportunities, which could cause the loss of future business and could negatively impact our financial performance.

Our defined benefit pension plan may become underfunded in future periods and pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors, including weak performance of financial markets, decreasing interest rates and investments that do not achieve adequate returns.

Our defined benefit pension plan currently holds a significant amount of equity and fixed income securities. Our future funding requirement for our frozen defined benefit pension plan ("Pension Plan") qualified with the Internal Revenue Service depends upon the future performance of assets placed in trusts for this plan, the level of interest rates used to determine funding levels, the level of benefits provided for by the Pension Plan and any changes in government laws and regulations. Future funding requirements generally increase if the discount rate decreases or if actual asset returns are lower than expected asset returns, as other factors are held constant. If future funding requirements increase, we would be required to contribute more funds, which would negatively impact our cash flows.

Our current or future indebtedness could impair our financial condition and reduce the funds available to us for growth or other purposes. Our debt agreements impose certain operating and financial restrictions, with which failure to comply could result in an event of default that could adversely affect our business.

We have substantial indebtedness. If our cash flows and capital resources are insufficient to fund the interest payments on our outstanding borrowings under our credit facility and other debt service obligations and keep us in compliance with the covenants under our debt agreements or to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We can provide no assurance that we would be able to take any of these actions, that these actions would permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, which may impose significant operating and financial restrictions on us and could adversely affect our ability to finance our future operations or capital needs; obtain standby letters of credit, bank guarantees or performance bonds required to bid on or secure certain customer contracts; make strategic acquisitions or investments or enter into alliances; withstand a future downturn in our business or the economy in general; engage in business activities, including future opportunities for growth, that may be in our interest; and plan for or react to market conditions or otherwise execute our business strategies.

If we cannot make scheduled payments on our debt, or if we breach any of the covenants in our debt agreements, we will be in default and, as a result, our lenders could declare all outstanding principal and interest to be due and payable, could terminate their commitments to lend us money and foreclose against the assets securing our borrowings, and we could be forced into bankruptcy or liquidation.

In addition, we and certain of our subsidiaries may incur significant additional indebtedness, including additional secured and/or unsecured indebtedness. Although the terms of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. Incurring additional indebtedness could increase the risks associated with our substantial indebtedness, including our ability to service our indebtedness.

Our profitability depends on achieving certain minimum school bus sales volumes and margins. If school bus sales deteriorate, our results of operations, financial condition, and cash flows will suffer.

Our profitability requires us to maintain certain minimum school bus sales volumes and margins. As is typical for a vehicle manufacturer, we have significant fixed costs and, therefore, changes in our school bus sales volume can have a disproportionately large effect on profitability. If our school bus sales decline to levels significantly below our assumptions, due to a financial downturn, recessionary conditions, changes in consumer confidence, geopolitical events, inability to secure an adequate supply of critical components, limited access to financing or any other reason or factors that would limit our ability to produce sufficient quantities of school buses, our financial condition, results of operations and cash flows would be materially adversely affected.

If Huntington Distribution Finance, Inc. cannot provide financial services to our dealers and customers to acquire our products, our sales and results of operations could deteriorate.

Our dealers and customers benefit from their relationships with Huntington, which provides (i) floorplan financing for certain of our network dealers and (ii) a modest amount of vehicle lease financing to school districts. Although we neither assume any balance sheet risk nor receive any direct economic benefit from Huntington, we could be materially adversely affected if Huntington was unable to provide this financing and our dealers were unable to obtain alternate financing, at least until a replacement for Huntington was identified. Huntington faces a number of business, economic and financial risks that could impair its access to capital and negatively affect its business and operations and its ability to provide financing and leasing to our dealers and customers. Because Huntington serves as an additional source of leasing and financing options for dealers and customers, an impairment of Huntington's ability to provide such financial services could negatively affect our efforts to expand our market penetration among customers that rely on these financial services to acquire new school buses and dealers that seek financing.

We rely heavily on trade secrets to gain a competitive advantage in the market and the unenforceability of our nondisclosure agreements may adversely affect our operations.

Historically, we have not relied upon patents to protect our design or manufacturing processes or products. Instead, we rely significantly on maintaining the confidentiality of our trade secrets and other information related to our operations. Accordingly, we require all executives, engineering employees and suppliers to sign a nondisclosure agreement to protect our trade secrets, business strategy and other proprietary information. If the provisions of these agreements are found unenforceable in any jurisdiction in which we operate, the disclosure of our proprietary information may place us at a competitive disadvantage. Even where the provisions are enforceable, the confidentiality clauses may not provide adequate protection of our trade secrets and proprietary information in every such jurisdiction.

We require training sessions for our employees regarding the protection of our trade secrets, business strategy and other proprietary information. Our employee training may not provide adequate protection of our trade secrets and proprietary information.

We may be unable to prevent third parties from using our intellectual property rights, including trade secrets and know-how, without our authorization or from independently developing intellectual property that is the same as or similar to our intellectual property, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the U.S. The unauthorized use of our trade secrets or know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged.

We rely on a number of significant unregistered trademarks and other unregistered intellectual property in the day-to-day operation of our business. Without the protections afforded by registration, our ability to protect and use our trademarks and other unregistered intellectual property may be limited, which could negatively affect our business in the future. In addition, while we have not faced intellectual property infringement claims from others in recent years, in the event successful infringement claims are brought against us, particularly claims (under patents or otherwise) against our product design or manufacturing processes, such claims could have a material adverse effect on our business, financial condition or results of operation.

Our business could be materially adversely affected by changes in foreign currency exchange rates.

We sell the majority of our buses and parts in U.S. Dollars. Our foreign customers have exposures to risks related to changes in foreign currency exchange rates on our sales in that region. Foreign currency exchange rates can have material adverse effects on our foreign customers' ability to purchase our products. Further, we have certain sales contracts that are transacted in Canadian Dollars. While we generally aim to hedge any such transactions, that may not always be the case. As a result, foreign currency fluctuations and the associated remeasurements and translations could have a material adverse effect on our results of operations and financial condition.

The manufacture of our Type A buses is conducted by the Micro Bird joint venture that we do not control and cannot operate solely for our benefit.

The manufacture of Type A buses is carried out by a 50/50 Canadian joint venture, Micro Bird, which we do not control or consolidate. In joint ventures, we share ownership and management of a company with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture. Joint ventures are intended to be operated for the equal benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. In joint ventures, we are required to foster our relationships with co-owners as well as promote the overall success of the joint venture, and if a co-owner changes or relationships deteriorate, our success in the joint venture may be materially adversely affected. The benefits from a successful joint venture are shared among the co-owners, so that we do not receive all the benefits from our joint venture.

General Risk Factors

The inability to attract and retain key personnel could adversely affect our business and results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including manufacturing personnel, sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel could have a material adverse effect on the operation of our business.

While we have enjoyed good relations and a collaborative approach with our work force, employment relationships can deteriorate over time. Given the extent to which we rely on our employees, any significant deterioration in our relationships with our key employees or overall workforce could materially harm us. Work stoppages or instability in our relationships with our employees could delay the production and/or development of our products, which could strain relationships with customers and cause a loss of revenues that would adversely affect our operations. In addition, local economic conditions in the Central Georgia area (where our principal manufacturing facilities are located) may impact our ability to attract and retain qualified personnel.

Our worker's compensation insurance may not provide adequate coverage against potential liabilities.

Although we maintain a workers' compensation insurance stop loss policy to cover us for costs and expenses we may incur resulting from work-related injuries to our employees over our self-insured limit, this insurance may not provide adequate coverage against potential liabilities as we incur the costs and expenses up to our self-insured limit. In addition, we may incur substantial costs in order to comply with current or future health and safety laws and regulations. These current or future laws and regulations may negatively impact our manufacturing operations. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We may need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

Our ability to execute current and future business plans, including the potential for future market and/or product expansion and opportunities for future international growth, may require substantial additional capital. We will consider raising additional funds through various financing sources, including the sale of our equity securities or the procurement of additional commercial debt financing. However, there can be no assurance that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to execute our growth strategy, and operating results may be adversely affected. Any additional debt financing will increase expenses and must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and our stockholders may experience additional dilution in net book value per share. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, are not sufficient to satisfy our capital needs, we may be required to decrease the pace of, or eliminate, our future product offerings and market expansion opportunities and potentially curtail operations.

Interest rates could change substantially, materially impacting our profitability.

Our borrowings under our credit facility bear interest at variable market rates and expose us to interest rate risk. We monitor and manage this exposure as part of our overall risk management program, which recognizes the unpredictability of interest rates and seeks to reduce potentially adverse effects on our business. However, changes in interest rates cannot always be predicted, hedged, or offset with price increases to eliminate earnings volatility.

An impairment in the carrying value of goodwill and other long-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill and purchased intangible assets on our balance sheet, concentrated in our bus segment and specifically related to the dealer network and our trade name. These long-lived assets are required to be reviewed for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment. If any business conditions or other factors cause profitability or cash flows to significantly decline, we may be required to record a non-cash impairment charge, which could adversely affect our operating results. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a further decline in economic conditions or a slow, weak economic recovery, sustained declines in the price of our common stock, adverse changes in the regulatory environment, adverse changes in the market share of our products, adverse changes in interest rates or other factors leading to reductions in the long-term sales or profitability that we expect.

The failure of our information technology networks and systems could result in the inoperability of our critical business processes and substantially disrupt our operations.

We utilize and rely upon information technology systems and networks, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a wide variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our dealer network and customers, among others. The operation of these information technology systems and networks, and the processing and maintenance of this electronic information, is critical to our business operations and strategy. These systems and networks may be vulnerable to damage, disruptions, shutdowns or outages while upgrading or replacing computer software or hardware or as a result of hardware failures; software errors or malfunctions; third-party service provider outages; power outages; computer viruses; telecommunication or utility failures; errors or malfeasance by employees, contractors and others who have access to our networks and systems; or natural disasters or other catastrophic events, among others.

The occurrence of any of these events could compromise our systems and contribute to the loss or corruption of our electronic information, which may reduce the competitive advantage we hope to derive from our investment in information technology. Any extended systems downtime and/or data loss or corruption could significantly disrupt our ability to meet operational and financial targets and/or requirements, which may adversely affect our business, operating results, financial condition, cash flows and stock price. While we maintain business continuity and disaster recovery plans and conduct training and tests to respond to these types of events, we can provide no assurance that these measures would be sufficient to prevent or mitigate the impact of a prolonged information technology failure or that we would not experience material losses if such an event was to occur.

A cybersecurity incident could compromise the confidentiality, integrity, and/or availability of our proprietary electronic information.

We are highly dependent on information technology systems and networks to conduct our business and manage critical operations. We collect, store and process sensitive data, including intellectual property, material non-public financial information, proprietary business information, the proprietary business information of our dealers and suppliers, as well as personally identifiable information of our employees, in data centers and in our information technology systems. Despite implementing robust security measures, there is always a risk of a cybersecurity incident, including a data breach, hack, ransomware attack, social engineering scheme and/or other malicious activity aimed at compromising the confidentiality, integrity and/or availability of our networks, systems and/or electronic information.

A cybersecurity incident could result in significant business interruptions, operational delays, or shutdowns, negatively affecting our ability to serve our customers and meet operational and financial targets and/or requirements. Additionally, unauthorized access to our networks and systems could lead to the theft, destruction, disclosure, alteration or loss of sensitive electronic information, potentially causing reputational harm, loss of customer and/or supplier trust, and financial loss. It could also result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information. We may be required to expend substantial resources on investigation, remediation, and mitigation efforts, including enhancements to our security measures, which could impact our financial performance.

A cybersecurity program, leveraging industry best-practice frameworks for guidance, has been developed and maintained to help prevent and defend against these cybersecurity threats. To help cover potential damage and financial loss due to a cybersecurity incident, we maintain cybersecurity and other insurance policies that align with our disaster recovery and incident response plans. However, we can provide no assurance that our cybersecurity program is sufficient to prevent or mitigate every cybersecurity threat that exists. We can also provide no assurance that our insurance policies will cover every cybersecurity incident and/or will be adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks. Finally, such insurance policies may not continue to be available in amounts and/or on terms acceptable to us.

Other Risk Factors Relating to an Investment in Our Common Stock

Our only significant asset is ownership of 100% of the capital stock of School Bus Holdings and we do not currently intend to pay cash dividends on our common stock. Consequently, stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We have no direct operations and no significant assets other than the ownership of 100% of the capital stock of School Bus Holdings. We depend on School Bus Holdings and its subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our common stock, if any. Legal and contractual restrictions in agreements governing our current indebtedness, as well as our financial condition and operating requirements, may limit our ability to obtain cash from School Bus Holdings and its subsidiaries. While we are permitted to pay dividends in certain circumstances under our credit facility, as long as we are in compliance with our obligations under the credit facility, we do not expect to pay cash dividends on our common stock. Any future dividend payments are within the absolute discretion of our Board of Directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our Board of Directors may deem relevant.

There can be no assurance that we will continue to repurchase shares of our common stock.

Share repurchases are subject to limitations under applicable laws and the terms of our Credit Agreement (defined below). They are also subject to the discretion of our Board of Directors and are determined after considering then-existing conditions, including earnings, other operating results and capital requirements and cash deployment alternatives. Our share repurchase activity could vary from historical practices or our stated expectations. In addition, the timing and amount of share repurchases under Board of Directors approved share repurchase plans may differ from stated expectations and is within the discretion of management and will depend on many factors, including our ability to generate sufficient cash flows from operations in the future or to borrow money from available financing sources, our results of operations, capital requirements and applicable law.

Shares of our common stock are reserved for current and future issuance, which would have the effect of diluting the existing shareholders.

On May 28, 2015 and March 12, 2020, we registered 3,700,000 and 1,500,000 common stock shares, respectively, representing the shares of common stock issuable under the Blue Bird Corporation 2015 Omnibus Equity Incentive Plan (the "Incentive Plan") and, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, an indeterminable number of additional shares of common stock issuable under the Incentive Plan, as such amount may be adjusted as a result of stock splits, stock dividends, recapitalizations, anti-dilution provisions and similar transactions. At September 28, 2024, there were 594,232 common stock shares remaining to be issued under the Incentive Plan.

Additionally, on November 16, 2021, we filed a Registration Statement on Form S-3 that allows the Company to sell up to $200.0 million in the aggregate of any combination of several different types of securities, including shares of common stock, from time to time in one or more offerings. The number of shares is indeterminable and is dependent on whether or not common stock is a security being sold in a future offering and, if so, the amount of capital we are attempting to raise and the price at which the shares of common stock can be sold. Any such sale of shares may also be adjusted as a result of stock splits, stock dividends, recapitalizations, anti-dilution provisions and similar transactions.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our Board of Directors. These provisions include:

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our Board of Directors;

- subject to any rights of holders of existing preferred shares, if any, the ability of our Board of Directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of the Board of Directors, the chief executive officer, or the Board of Directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- limiting the liability of, and providing indemnification to, our directors and officers;

- controlling the procedures for the conduct and scheduling of stockholder meetings;

- providing for a staggered board, in which the members of the Board of Directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

- permitting the removal of directors with or without cause by stockholders voting a majority of the votes cast if, at any time and for so long as, American Securities LLC beneficially owns, in the aggregate, capital stock representing at least 40% of the outstanding shares of our common stock;

- advance notice procedures that stockholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company;

- requiring an affirmative vote of at least two-thirds (2/3) of our entire Board of Directors and by the holders of at least 66.67% of the voting power of our outstanding voting stock in order to adopt an amendment to our certificate of incorporation if, at any time and for so long as, American Securities LLC beneficially owns, in the aggregate, capital stock representing at least 50% of the outstanding shares of our common stock; and

- requiring an affirmative vote of at least two-thirds (2/3) of our entire Board of Directors or by the holders of at least 66.67% of the voting power of our outstanding voting stock to amend our bylaws if, at any time and for so long as, American Securities LLC beneficially owns, in the aggregate, capital stock representing at least 50% of the outstanding shares of our common stock.

These provisions, alone or together, could delay hostile takeovers and changes in control of our Company or changes in our Board of Directors and management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Definitions

The SEC defines several key terms included in the below cybersecurity discussion as follows:

Information systems are electronic information resources, owned or used by a registrant, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of the registrant's information to maintain or support the registrant's operations.

A *cybersecurity threat* is any potential unauthorized occurrence on or conducted through a registrant's information systems that may result in adverse effects on the confidentiality, integrity, or availability of a registrant's information systems or any information residing therein.

A *cybersecurity incident* is an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through a registrant's information systems that jeopardizes the confidentiality, integrity, or availability of a registrant's information systems or any information residing therein.

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program that is designed to safeguard the confidentiality, integrity, and availability of Company electronic information. The Company's cybersecurity risk management program is integrated into the overarching enterprise risk management program to ensure that cybersecurity risk is properly mitigated. Crucial parts of the Company's cybersecurity risk management program include the following:

- Regular vulnerability scans, penetration tests and risk assessments designed to identify weaknesses in the Company's systems and processes.

- A Business Impact Analysis and Business Continuity Plan to identify potential threats, their potential impact on the business, and plans to respond, communicate and continue operations.

- An Incident Response Plan that includes detailed procedures for detecting, reporting and addressing security incidents in an organized and effective manner.

- A Disaster Recovery Plan that details the steps we must take to respond and recover from a disaster event.

- A Third-Party Risk Management Program that identifies and reduces risks presented by vendors and suppliers.

- The development and maintenance of a Cybersecurity Risk Register to identify and monitor security risks and treatment plans.

We utilize a third-party cybersecurity consulting firm that provides strategic and tactical security support, including, but not limited to, a Virtual Chief Information Security Officer ("vCISO"). The vCISO works with and provides strategic guidance to the Vice President of Information Technology, including preparing and/or presenting key information to the Company's Audit Committee or Board or Directors, as necessary.

To date, there have been no risks identified from cybersecurity threats, including as a result of cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations, financial condition or cash flows.

Governance

The Board of Directors has oversight responsibility for cybersecurity risks to the Company. It is informed of the status of the cybersecurity risk management program at least quarterly and is briefed on strategic objectives and high priority risks and incidents as they arise.

The Audit Committee oversees management's implementation of our cybersecurity risk management program. The Audit Committee also receives quarterly reports from various members of management, including information technology and security specialists, on the state of the cybersecurity risk management program. The periodic updates include, but are not limited to, strategic objectives, key initiatives, key metrics, and noteworthy cybersecurity risks. In addition, management will update the Audit Committee regarding any significant cybersecurity incidents in a timely manner.

A Cybersecurity Materiality Assessment Committee has been formed to review material cybersecurity risks and threats and determine materiality criteria and thresholds for incidents. This committee is comprised of senior management from multiple departments including legal, information technology, security, human resources, finance and more. The Vice President of Information Technology, responsible for the development of the cybersecurity risk management program, has extensive experience across information technology within the automotive manufacturing industry. The security team provided by the cybersecurity consulting firm contracted by the Company has a wide breadth of expertise across core cybersecurity disciplines including governance, risk, compliance, and security architecture and engineering. This security team has combined experience exceeding 30 years and numerous industry recognized security certifications. The vCISO, who is responsible for the oversight of, and strategic guidance for, the security team, has over 20 years of related experience and is a Certified Information Security Manager and a Certified Information Systems Security Professional.

To support these efforts, we follow the guidance of numerous security agencies, industry resources and frameworks, including, but not limited to, the Center for Internet Security Critical Security Controls v8 and the NIST Cybersecurity Framework. A comprehensive library of policies and procedures has been developed leveraging security best practices and industry standards to define the security program. In addition, a cybersecurity roadmap has been developed and is maintained to execute on the strategic plan and expand and mature the overall program.

Item 2. Properties

Our corporate headquarters are located in Macon, Georgia and we have an additional small satellite office in Troy, Michigan. Our Bus segment operates a fabrication plant and an integrated chassis manufacturing and body assembly plant in Fort Valley, Georgia, where components for Type C, Type D, and specialty buses are manufactured and assembled, and an inventory warehouse that supplies these plants in Perry, Georgia. Our Parts segment operates a parts distribution center located in Delaware, Ohio. We own our facilities in Fort Valley, Georgia (approximately 1.5 million square feet). We lease facilities in Macon, Georgia (approximately 0.1 million square feet), Perry, Georgia (approximately 0.1 million square feet), Troy, Michigan (approximately 5 thousand square feet) and Delaware, Ohio (approximately 0.1 million square feet). Our Micro Bird joint venture leases its facility (0.2 million square feet) in Drummondville, Quebec, Canada.

Item 3. Legal Proceedings

In the ordinary course of business, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is currently quoted on the NASDAQ Global Market under the symbol "BLBD." At November 20, 2024, there were 66 holders of record of the Company's common stock. Management of the Company believes that there are in excess of 34,000 beneficial holders of our common stock.

Dividends

We have not paid any dividends on our common stock to date. It is our present intention to retain any earnings for use in our business operations and, accordingly we do not anticipate that the Board of Directors will declare any dividends in the foreseeable future on our common stock. In addition, certain of our loan agreements restrict the payment of dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information for all equity compensation plans at September 28, 2024, under which the equity securities of the Company were authorized for issuance:

Plan Category (1)	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (2)
Equity compensation plans approved by security holders	278,678	$ 17.58	594,232

(1) There are no equity compensation plans not approved by stockholders.

(2) Securities available for future issuance may take the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, incentive bonus awards, other cash-based awards, and/or other stock-based awards.

Performance Graph

The following performance graph and related information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates it by reference into such a filing: the SEC requires the Company to include a line graph presentation comparing cumulative five year common stock returns with a broad-based stock index and either a nationally recognized industry index or an index of peer companies selected by the Company. The Company has chosen to use the Russell 3000 Index as the broad-based index. The following stock performance graph compares the total stockholder return of an investment of $100 in cash from September 28, 2019 through September 28, 2024.

Stock Performance Graph



	Cumulative Total Return					
	September 28, 2019	October 3, 2020	October 2, 2021	October 1, 2022	September 30, 2023	September 28, 2024
Blue Bird Corporation	100	63	112	44	112	254
Russell 3000	100	113	149	120	142	189
Peer Group	100	113	162	102	135	153

(1) Peer Group		
Astec Industries Inc.	Commercial Vehicle Group Inc.	Douglas Dynamics, Inc.
Federal Signal Corp.	NFI Group Inc.	Rev Group Inc.
The Shyft Group, Inc.	Thor Industries Inc.	Wabash National Corp

Other than Lion Electric Company, Blue Bird is the only publicly traded school bus company. As such, our peer group is not constructed on a line-of-business basis. Given our business model and brand recognition, we believe that the specialty vehicle OEMs and branded industrial companies that we have selected represent the most comparable publicly traded companies to Blue Bird. While Lion Electric Company is within Blue Bird's peer group, it is not included in the chart above as it has only been publicly traded since May 2021. Additionally, NFI Group Inc. is traded on the Toronto Stock Exchange in Canadian Dollars. The hypothetical investment in NFI Group Inc. assumes investing $100 U.S. Dollars to acquire shares on September 28, 2019. The value of such shares at each of the above dates is then translated from Canadian Dollars to U.S. Dollars for inclusion in the peer group index.

Issuer Repurchase of Equity Securities

On January 31, 2024, the Board of Directors of the Company authorized and approved a share repurchase program for up to $60 million of outstanding shares of the Company's common stock over a period of 24 months, expiring January 31, 2026. Under the share repurchase program, the Company may repurchase shares through open market purchases, privately negotiated transactions, accelerated share repurchase transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

The Board of Directors also authorized the Company to enter into written trading plans pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Adopting a trading plan that satisfies the conditions of Rule 10b5-1 allows a company to repurchase its shares at times when it might otherwise be prevented from doing so due to self-imposed trading blackout periods or pursuant to insider trading laws. The Company may from time to time enter into Rule 10b5-1 trading plans to facilitate the repurchase of its common stock pursuant to its share repurchase program.

The timing, manner, price, and number of shares to be repurchased will be at the discretion of Company management. The repurchase program does not obligate Blue Bird to acquire any specific amount of securities and can be modified or terminated at any time without notice. Repurchases under this program are expected to be funded from one or a combination of existing cash balances, future free cash flow, or indebtedness.

Share repurchase activity under the share repurchase program, on a trade date basis, for each month in the quarter ended September 28, 2024, was as follows:

Period by fiscal month	Total number of shares repurchased	Average price paid per share (in dollars) [1]	Total number of shares repurchased as part of publicly announced plans or programs [2]	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions)
June 30 - July 27, 2024	—	$ —	—	$ 60.0
July 28 - August 24, 2024	20,000	48.86	20,000	59.0
August 25 - September 28, 2024	181,818	49.29	181,818	50.1
Total	201,818		201,818	

[1] Average price paid per share includes costs associated with the repurchases, except for the cost of any associated excise tax.

[2] All share repurchases were made under the $60.0 million repurchase program approved on January 31, 2024 and announced on February 1, 2024 that expires on January 31, 2026

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Company's audited financial statements for the fiscal years ended September 28, 2024, September 30, 2023 and October 1, 2022 and related notes appearing elsewhere in this Report. Our actual results may not be indicative of future performance. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those discussed or incorporated by reference in the sections of this Report titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors." Actual results may differ materially from those contained in any forward-looking statements. Certain monetary amounts, percentages and other figures included in this Report have been subjected to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

Executive Overview

Blue Bird is the leading independent designer and manufacturer of school buses. Our longevity and reputation in the school bus industry have made Blue Bird an iconic American brand. We distinguish ourselves from our principal competitors by dedicating our focus to the design, engineering, manufacture and sale of school buses, and related parts. As the principal manufacturer of chassis and body production specifically designed for school bus applications in the U.S., Blue Bird is recognized as an industry leader for school bus innovation, safety, product quality/reliability/durability, efficiency, and lower operating costs. In addition, Blue Bird is the market leader in alternative powered product offerings with its propane powered, gasoline powered, and all-electric powered school buses.

Blue Bird sells its buses and parts through an extensive network of U.S. and Canadian dealers that, in their territories, are exclusive to Blue Bird on Type C and Type D school buses. Blue Bird also sells directly to major fleet operators, the U.S. government, state governments, and authorized dealers in certain limited foreign countries.

Impact of Supply Chain Constraints on Our Business

During the second half of our fiscal year that ended October 3, 2020 ("fiscal 2020") and first half of our fiscal year that ended on October 2, 2021 ("fiscal 2021"), COVID-19 materially affected demand for new buses and replacement/maintenance parts, significantly impacting our business and operations. Although demand for school buses strengthened substantially during the second half of fiscal 2021, the Company, and automotive industry as a whole, began experiencing significant supply chain constraints resulting from, among others, labor shortages due to the 'great resignation;' the lack of maintenance on, and acquisition of, capital assets during the extended COVID-19 global lockdowns; significant increased demand for consumer products containing certain materials required for the production of vehicles, such as microchips, as consumers spent stimulus and other funds on items for their homes; etc. Additionally, the already challenged global supply chain for automotive parts that began in fiscal 2021 was further impacted, including continuing escalating inventory purchase costs, by additional stress resulting from Russia's invasion of Ukraine in February 2022 (see further discussion below). These supply chain disruptions had a significant adverse impact our operations and results due to higher purchasing costs, including freight costs incurred to expedite receipt of critical components, increased manufacturing inefficiencies and our inability to complete the production of buses to fulfill sales orders during most of fiscal 2022.

Towards the end of fiscal 2022 and continuing into fiscal 2023, there were slight improvements in the supply chain's ability to deliver the parts and components necessary to support our production operations, resulting in increased (i) manufacturing efficiencies and (ii) production of buses to fulfill sales orders during fiscal 2023. However, the higher costs charged by suppliers to procure inventory that continued into fiscal 2023 had a significant adverse impact on our operations and results. Specifically, such cost increases outpaced the increases in sales prices that we charged for the buses that were sold during the first quarter of fiscal 2023, many of which were included in the backlog of fixed price sales orders originating in fiscal 2021 and the early months of fiscal 2022 that carried forward into fiscal 2023. During the remainder of fiscal 2023, the buses that were sold were generally included in the backlog of fixed price sales orders originating more recently (i.e., the latter months of fiscal 2022 and in fiscal 2023), with the cumulative increases in sales prices we charged for those buses generally outpacing the higher costs we paid to procure inventory, resulting in gross profit during the quarters. While the gross margin on bus sales during the second quarter of fiscal 2023 lagged the historical gross margin reported prior to the COVID-19 pandemic, it returned to more normal historical levels during the latter half of fiscal 2023.

Supply chain disruptions continued into fiscal 2024 as there were still occasional shortages of certain critical components as well as ongoing increases in raw materials costs, both of which impacted our business and operations by limiting the number of school buses that we could produce and sell as well as increasing the costs to manufacture buses. Nonetheless, the lessons learned, and resulting actions taken, by management over the past three fiscal years allowed the Company to better navigate these supply chain challenges and consistently produce buses to fulfill sales orders. Ongoing improvements in manufacturing operations, when coupled with periodic pricing actions taken by the Company to ensure that the increased sales prices charged for buses kept pace with increased costs to procure inventory to produce the buses, allowed the Company to report gross profits and gross margins throughout fiscal 2024 that were consistent with, or better than, historic levels experienced prior to the COVID-19 pandemic.

New bus orders during fiscal 2023 and continuing into fiscal 2024 remained robust, primarily due to a combination of (i) pent-up demand resulting from the cumulative effect of the COVID-19 pandemic when many school systems conducted virtual learning and (ii) the challenged global supply chain for automotive parts that hindered the school bus industry's ability to produce and sell buses during the latter half of fiscal 2021 and continuing through fiscal 2024. Accordingly, the Company's backlog remained strong at approximately 4,600 units and 4,800 units as of September 30, 2023 and September 28, 2024, respectively, despite it selling over 8,500 units during fiscal 2023, the majority of which were included in the backlog that existed as of October 1, 2022, and 9,000 units in fiscal 2024.

In general, management believes that supply chain disruptions could continue in future periods and could materially impact our results if we are unable to i) obtain parts and supplies in sufficient quantities to meet our production needs and/or ii) pass along rising costs to our customers. They have resulted, and could continue to result, in significant economic disruption and have adversely affected our business. Significant uncertainty exists concerning the magnitude of the impact and duration of ongoing supply chain constraints and their potential impact on the overall economy, both within the U.S and globally. Accordingly, the magnitude and duration of any production and supply chain disruptions and their related financial impacts on our business cannot be estimated at this time.

The impacts from supply chain constraints on the Company's business and operations beginning during the second half of fiscal 2021 and continuing into fiscal 2024 negatively affected our inventory procurement costs, gross profit, income and cash flows. We continue to monitor and assess the ability of suppliers to maintain operations and to provide parts and supplies in sufficient quantities to meet our production needs and our ability to maintain continuous production in future periods. See PART I, Item 1A. "Risk Factors," of this Report for a discussion of the material risks we believe we face particularly related to supply chain disruptions and related constraints.

Impact of Russia's Invasion of Ukraine on Our Business

On February 24, 2022, Russian military forces launched a large-scale invasion of Ukraine. While the Company has no assets or customers in either of these countries, this military conflict has had a significant negative impact on the Company's operations, cash flows and results beginning in the second half fiscal 2022 and continuing into fiscal 2024, primarily in an indirect manner since the Company does not sell to customers located in, or source goods directly from, either country.

Specifically, Ukraine has historically been a large exporter of ferroalloy materials used in the manufacture of steel and the disruption in the supply of these minerals resulted in a significant volatility in the price of steel. While the Company has generally mitigated its direct exposure to steel prices by executing fixed price purchase contracts (generally purchased up to four quarters in advance) for the majority of the significant amount of steel used in the manufacture of school bus bodies, many suppliers from which the Company purchases components containing steel increased the price that they charge the Company to acquire such inventory, primarily on a lagged basis, starting from the latter half of fiscal 2022 and continuing into fiscal 2024, as applicable. These inventory costs impact gross profit when school buses are sold and cash flows when the related invoices are paid.

Additionally, Russia has historically been a large global exporter of oil and many countries have ceased buying Russian oil in protest of the invasion and to comply with sanctions imposed by the U.S. and many European countries. Accordingly, the disruption in the supply of oil has significantly impacted the price of goods refined from oil, such as diesel fuel, the price of which has been volatile and has remained high since the latter half of fiscal 2022. These higher costs significantly impacted the Company both as a result of the price that suppliers charge the Company to acquire inventory (since diesel fuel impacts their cost of acquiring the inventory used in producing their goods) and the price that the Company pays for freight to deliver the inventory that it acquires. Additionally, such increases are generally implemented with very little lag so that they impact the purchase cost of inventory and cash flows on an almost real-time basis.

Finally, both countries have large quantities of other minerals that impact commodity costs, such as rubber and resin, among others, and the disruption caused by the ongoing military conflict increased the cost and/or decreased the supply of components containing these materials, further impacting an already challenged global supply chain for automotive parts.

Russia's invasion of Ukraine has resulted, and is likely to continue to result, in significant economic disruption and has adversely affected our business. Specifically, it has contributed to higher inventory purchase costs, including freight costs, that negatively impacted the gross profit recognized on sales beginning during the latter part of fiscal 2022 and continuing into fiscal 2024. Because peace negotiations do not appear to be productive and because Russia has continued to intensify its military operations in Ukraine, we currently believe that this matter will continue to adversely impact our business in future periods. Significant uncertainty exists concerning the magnitude of the impact and duration of the ongoing military conflict and its impact on the overall economy, both within the U.S. and globally. Accordingly, the duration of any production and supply chain disruptions, and related financial impacts, cannot be estimated at this time.

Factors Affecting Our Revenues

Our revenues are driven primarily by the following factors:

- *Property tax revenues*. Property tax revenues are one of the major sources of funding for school districts, and therefore new school buses. Property tax revenues are a function of land and building prices, based on assessments of property value by state or county assessors and millage rates voted by the local electorate.

- *Student enrollment and delivery mechanisms for learning*. Increases or decreases in the number of school bus riders have a direct impact on school district demand. Evolving protocols for public health concerns and/or continued technological advancements could shift the future form of educational delivery away from in-person learning on a more permanent basis, with increased remote learning reasonably expected to decrease the number of school bus riders.

- *Revenue mix*. We are able to charge more for certain of our products (e.g., Type C propane powered school buses, electric powered buses, Type D buses, and buses with higher option content) than other products. The mix of products sold in any fiscal period can directly impact our revenues for the period.

- *Strength of the dealer network*. We rely on our dealers, as well as a small number of major fleet operators, to be the direct point of contact with school districts and their purchasing agents. An effective dealer is capable of expanding revenues within a given school district by matching that district's needs to our capabilities, offering options that would not otherwise be provided to the district.

- *Pricing*. Our products are sold to school districts throughout the U.S. and Canada. Each state and each Canadian province has its own set of regulations that govern the purchase of products, including school buses, by their school districts. We and our dealers must navigate these regulations, purchasing procedures, and the districts' specifications in order to reach mutually acceptable price terms. Pricing may or may not be favorable to us, depending upon a number of factors impacting purchasing decisions. Additionally, in certain cases, prices originally quoted with dealers and school districts may have become less favorable, or more unfavorable, to us given increasing inventory costs between the time the sales order was contractually agreed upon and the bus is built and delivered as a result of ongoing supply chain disruptions and general inflationary pressures.

- *Buying patterns of major fleets*. Major fleets regularly compete against one another for existing accounts. Fleets are also continuously trying to win the business of school districts that operate their own transportation services. These activities can have either a positive or negative impact on our sales, depending on the brand preference of the fleet that wins the business. Major fleets also periodically review their fleet sizes and replacement patterns due to funding availability as well as the profitability of existing routes. These actions can impact total purchases by fleets in a given year.

- *Seasonality*. In the years preceding the 2020 COVID-19 pandemic, our sales were subject to seasonal variation based on the school calendar with the peak season during our third and fourth fiscal quarters. Sales during the third and fourth fiscal quarters were typically greater than the first and second fiscal quarters due to the desire of municipalities to have any new buses that they ordered available to them at the beginning of the new school year. With the COVID-19 pandemic impacting the demand for Company products and the impact of the subsequent supply chain constraints hindering the Company's ability to produce and sell buses, seasonality has become unpredictable. Seasonality and variations from historical seasonality have impacted the comparison of results between fiscal periods.

- *Inflation*. As discussed previously above, supply chain disruptions developing subsequent to the COVID-19 pandemic and Russia's invasion of Ukraine have significantly increased our inventory purchase costs, including freight costs incurred to expedite receipt of critical components, reflected in cost of goods sold during all of fiscal 2022, and continuing, to a lesser extent, into fiscal 2023 and fiscal 2024. In response, beginning in July 2021, the Company announced a number of sales price increases that applied to new sales orders and partially applied to backlog orders that were both intended to mitigate the impact of rising purchase costs on our operations and results. Most of these price increases only began to marginally impact sales and gross profit in the latter half of fiscal 2022. Specifically, they did not offset the significant continued increase in the Company's production costs, resulting in further deterioration of the Company's gross profit during the second half of fiscal 2022 and continuing into the first quarter of fiscal 2023 as it produced and sold the oldest units included in the backlog as of the end of fiscal 2022. However, they began to have a more significant, positive impact on sales and gross profit during the remainder of fiscal 2023, as the Company fulfilled sales orders (i) from the backlog existing as of the end of fiscal 2022 that originated more recently (i.e., during the latter months of fiscal 2022) and (ii) that were taken during fiscal 2023, both of which contained most or all of the cumulative sales prices increases that have been announced. These cumulative price increases also continued to have a significant, positive impact on sales and gross profit during fiscal 2024.

Factors Affecting Our Expenses and Other Items

Our expenses and other line items in our Consolidated Statements of Operations are principally driven by the following factors:

- *Cost of goods sold*. The components of our cost of goods sold consist of material costs (principally powertrain components, steel and rubber, as well as aluminum and copper) including freight costs, labor expense, and overhead. Our cost of goods sold may vary from period to period due to changes in sales volume, efforts by certain suppliers to pass through the economics associated with key commodities, fluctuations in freight costs, design changes with respect to specific components, design changes with respect to specific bus models, wage increases for plant labor, productivity of plant labor, delays in receiving materials and other logistical challenges, and the impact of overhead items such as utilities.

- *Selling, general and administrative expenses*. Our selling, general and administrative expenses include costs associated with our selling and marketing efforts, engineering, centralized finance, human resources, purchasing, and information technology services, along with other administrative matters and functions. In most instances, other than direct costs associated with sales and marketing programs, the principal component of these costs is salary expense. Changes from period to period are typically driven by the number of our employees, as well as by merit increases provided to experienced personnel.

- *Interest expense*. Our interest expense relates to costs associated with our debt instruments and reflects both the amount of indebtedness and the interest rate that we are required to pay on our debt. Interest expense also includes unrealized gains or losses from interest rate hedges, if any, and changes in the fair value of interest rate derivatives not designated in hedge accounting relationships, if any, as well as expenses related to debt guarantees, if any.

- *Income taxes*. We make estimates of the amounts to recognize for income taxes in each tax jurisdiction in which we operate. In addition, provisions are established for withholding taxes related to the transfer of cash between jurisdictions and for uncertain tax positions taken.

- *Other income/expense, net*. This balance includes periodic pension expense or income as well as gains or losses on foreign currency, if any. Other amounts not associated with operating expenses may also be included in this balance.

- *Equity in net income or loss of non-consolidated affiliate(s)*. We include in this line item our 50% share of net income or loss from our investments in Micro Bird and Clean Bus Solutions, our unconsolidated joint ventures.

Key Non-GAAP Financial Measures We Use to Evaluate Our Performance

The consolidated financial statements included in this Report in Item 8. "Financial Statements and Supplementary Data" are prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). This Report also includes the following financial measures that are not prepared in accordance with U.S. GAAP ("non-GAAP"): "Adjusted EBITDA," "Adjusted EBITDA Margin," and "Free Cash Flow." Adjusted EBITDA and Free Cash Flow are financial metrics that are utilized by management and the Board of Directors, as and when applicable, to determine (a) the annual cash bonus payouts, if any, to be made to certain employees based upon the terms of the Company's Management Incentive Plan, and (b) whether the performance criteria have been met for the vesting of certain equity awards granted annually to certain members of management based upon the terms of the Company's Omnibus Equity Incentive Plan. Additionally, consolidated EBITDA, which is an adjusted EBITDA metric defined by our Credit Agreement (defined below) that could differ from Adjusted EBITDA discussed above as the adjustments to the calculations are not uniform, is used to determine the Company's ongoing compliance with several financial covenant requirements, including being utilized in the denominator of the calculation of the Total Net Leverage Ratio ("TNLR"), which is also utilized in determining the interest rate we pay on borrowings under our Credit Agreement (defined below). Accordingly, management views these non-GAAP financial metrics as key for the above purposes and as a useful way to evaluate the performance of our operations as discussed further below.

Adjusted EBITDA is defined as net income or loss prior to interest income; interest expense including the component of operating lease expense (which is presented as a single operating expense in selling, general and administrative expenses in our U.S. GAAP financial statements) that represents interest expense on lease liabilities; income taxes; and depreciation and amortization including the component of operating lease expense (which is presented as a single operating expense in selling, general and administrative expenses in our U.S. GAAP financial statements) that represents amortization charges on right-of-use lease assets; as adjusted for certain non-cash charges or credits that we may record on a recurring basis such as share-based compensation expense and unrealized gains or losses on certain derivative financial instruments; net gains or losses on the disposal of assets as well as certain charges such as (i) significant product design changes; (ii) transaction related costs; (iii) discrete expenses related to major cost cutting and/or operational transformation initiatives. While certain of the charges that are added back in the Adjusted EBITDA calculation, such as transaction related costs and operational transformation and major product redesign initiatives, represent operating expenses that may be recorded in more than one annual period, the significant project or transaction giving rise to such expenses is not considered to be indicative of the Company's normal operations. Accordingly, we believe that these, as well as the other credits and charges that comprise the amounts utilized in the determination of Adjusted EBITDA described above, should not be used in evaluating the Company's ongoing annual operating performance.

We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of net sales. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance defined in accordance with U.S. GAAP. The measures are used as a supplement to U.S. GAAP results in evaluating certain aspects of our business, as described below.

We believe that Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors in evaluating our performance because the measures consider the performance of our ongoing operations, excluding decisions made with respect to capital investment, financing, and certain other significant initiatives or transactions as outlined in the preceding paragraph. We believe the non-GAAP measures offer additional financial metrics that, when coupled with the U.S. GAAP results and the reconciliation to U.S. GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business.

Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as alternatives to net income or loss as an indicator of our performance or as alternatives to any other measure prescribed by U.S. GAAP as there are limitations to using such non-GAAP measures. Although we believe that Adjusted EBITDA and Adjusted EBITDA Margin may enhance an evaluation of our operating performance based on recent revenue generation and product/overhead cost control because they exclude the impact of prior decisions made about capital investment, financing, and certain other significant initiatives or transactions, (i) other companies in Blue Bird's industry may define Adjusted EBITDA and Adjusted EBITDA Margin differently than we do and, as a result, they may not be comparable to similarly titled measures used by other companies in Blue Bird's industry, and (ii) Adjusted EBITDA and Adjusted EBITDA Margin exclude certain financial information that some may consider important in evaluating our performance.

We compensate for these limitations by providing disclosure of the differences between Adjusted EBITDA and U.S. GAAP results, including providing a reconciliation to U.S. GAAP results, to enable investors to perform their own analysis of our ongoing operating results.

Our measure of Free Cash Flow is used in addition to and in conjunction with results presented in accordance with U.S. GAAP and it should not be relied upon to the exclusion of U.S. GAAP financial measures. Free Cash Flow reflects an additional way of evaluating our liquidity that, when viewed with our U.S. GAAP results, provides a more complete understanding of factors and trends affecting our cash flows. We strongly encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

We define Free Cash Flow as total cash provided by/used in operating activities as adjusted for net cash paid for the acquisition of fixed assets and intangible assets. We use Free Cash Flow, and ratios based on Free Cash Flow, to conduct and evaluate our business because, although it is similar to cash flow from operations, we believe it is a more conservative measure of cash flow since purchases of fixed assets and intangible assets are a necessary component of ongoing operations. Accordingly, we expect Free Cash Flow to be less than operating cash flows.

Our Segments

We manage our business in two operating segments, which are also our reportable segments: (i) the Bus segment, which involves the design, engineering, manufacture and sale of school buses and extended warranties; and (ii) the Parts segment, which includes the sale of replacement bus parts. Financial information is reported on the basis that it is used internally by the chief operating decision maker ("CODM") in evaluating segment performance and deciding how to allocate resources to segments. The President and Chief Executive Officer of the Company has been identified as the CODM. Management evaluates the segments based primarily upon revenues and gross profit.

Consolidated Results of Operations for the fiscal years ended September 28, 2024 and September 30, 2023:

(in thousands)		**2024**		**2023**
Net sales	$	1,347,154	$	1,132,793
Cost of goods sold		1,090,998		993,943
Gross profit	$	256,156	$	138,850
Operating expenses				
Selling, general and administrative expenses		116,825		87,193
Operating profit	$	139,331	$	51,657
Interest expense		(10,579)		(18,012)
Interest income		4,136		1,004
Other expense, net		(4,394)		(8,307)
Loss on debt refinancing or modification		(1,558)		(537)
Income before income taxes	$	126,936	$	25,805
Income tax expense		(33,228)		(8,953)
Equity in net income of non-consolidated affiliate(s)		11,839		6,960
Net income	$	105,547	$	23,812
Other financial data:				
Adjusted EBITDA	$	182,909	$	87,927
Adjusted EBITDA Margin		13.6 %		7.8 %

The following provides the results of operations of Blue Bird's two reportable segments:

(in thousands)		**2024**		**2023**
Net Sales by Segment				
Bus	$	1,242,885	$	1,034,625
Parts		104,269		98,168
Total	$	1,347,154	$	1,132,793
Gross Profit by Segment				
Bus	$	203,791	$	91,003
Parts		52,365		47,847
Total	$	256,156	$	138,850

Net sales. Net sales were $1,347.2 million for fiscal 2024, an increase of $214.4 million, or 18.9%, compared to $1,132.8 million for fiscal 2023. The increase in net sales is primarily due to increased unit bookings, product and mix changes, as well as pricing actions taken by management in response to increased inventory purchase costs.

Bus sales increased $208.3 million, or 20.1%, reflecting a 5.7% increase in units booked and a 13.6% increase in average sales price per unit. In fiscal 2024, 9,000 units were booked compared to 8,514 units booked for fiscal 2023. The increase in units sold was primarily due to product and customer mix changes as well as slight improvements in supply chain constraints impacting the Company's ability to produce and deliver buses due to shortages of critical components during fiscal 2024 compared to fiscal 2023. The increase in average unit sales price reflects pricing actions taken by management as well as product and customer mix changes.

Parts sales increased $6.1 million, or 6.2%, for fiscal 2024 compared to fiscal 2023. This increase is primarily attributed to price increases, driven by ongoing inflationary pressures, as well as higher fulfillment volumes and slight variations due to product and channel mix.

Cost of goods sold. Total cost of goods sold was $1,091.0 million for fiscal 2024, an increase of $97.1 million, or 9.8%, compared to $993.9 million for fiscal 2023. As a percentage of net sales, total cost of goods sold decreased from 87.7% to 81.0%, primarily due to the pricing actions discussed above.

Bus segment cost of goods sold increased $95.5 million, or 10.1%, for fiscal 2024 compared to fiscal 2023. The increase was partially attributable to the 5.7% increase in units booked during fiscal 2024 compared to fiscal 2023. Also contributing was increased inventory costs, as the average cost of goods sold per unit for fiscal 2024 was 4.2% higher compared to fiscal 2023, primarily due to product and mix changes as well as increases in manufacturing costs attributable to a) increased raw materials costs resulting from ongoing inflationary pressures and b) ongoing supply chain disruptions that resulted in higher purchase costs for components.

The $1.6 million, or 3.1%, increase in parts segment cost of goods sold for fiscal 2024 compared to fiscal 2023 was primarily due to increased purchased parts costs, driven by ongoing inflationary pressures and supply chain disruptions, as well as slight variations due to product and channel mix.

Operating profit. Operating profit was $139.3 million for fiscal 2024, an increase of $87.7 million, or 169.7%, compared to $51.7 million for fiscal 2023. Profitability was primarily impacted by an increase of $117.3 million in gross profit, as outlined in the revenue and cost of goods sold discussions above. The increase in gross profit was partially offset by an increase of $29.6 million in selling, general and administrative expenses, primarily due to an increase in labor costs. Additionally, selling, general and administrative expenses during the first quarter of fiscal 2023 benefited from actions taken by management to reduce labor costs and certain discretionary spending to mitigate the significant adverse impact of ongoing supply chain constraints on the Company's operations and results.

Interest expense. Interest expense was $10.6 million for fiscal 2024, a decrease of $7.4 million, or 41.3%, compared to $18.0 million for fiscal 2023. The decrease was primarily attributable to a decrease in the stated term loan interest rate from 10.0% at September 30, 2023 to 6.9% at September 28, 2024, as well as lower outstanding borrowings during fiscal 2024 when compared with fiscal 2023.

Other expense/income, net. Other expense, net, was $4.4 million for fiscal 2024, a decrease of $3.9 million, or 47.1%, compared to $8.3 million of other expense, net, in fiscal 2023. We recorded $0.1 million of net periodic pension expense during fiscal 2024 when compared with $0.7 million recorded during fiscal 2023.

Additionally, on June 7, 2023, the Company entered into an underwriting agreement with BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several underwriters and American Securities LLC, Coliseum Capital Partners, L.P., and Blackwell Partners LLC – Series A ("2023 Selling Stockholders"), pursuant to which the 2023 Selling Stockholders agreed to sell 5,175,000 shares of common stock, including the sale of 675,000 shares pursuant to the underwriters' exercise of their over-allotment option, at a purchase price of $20.00 per share. On September 11, 2023, the Company entered into another underwriting agreement with Barclays Capital, Inc. and the 2023 Selling Stockholders, pursuant to which the 2023 Selling Stockholders agreed to sell 2,500,000 shares of common stock, at a purchase price of $21.00 per share (collectively, the "2023 Offerings").

The 2023 Offerings were conducted pursuant to prospectus supplements, dated June 7, 2023 and September 11, 2023, respectively, to the prospectus, dated December 22, 2021, included in the Company's registration statement on Form S-3 (File No. 333-261858) that was initially filed with the SEC on December 23, 2021 (the "December 2021 Prospectus"). The 2023 Offerings closed on June 12, 2023 and September 14, 2023, respectively.

On December 14, 2023, the Company entered into an underwriting agreement with BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several underwriters and American Securities LLC ("2024 Selling Stockholder"), pursuant to which the 2024 Selling Stockholder agreed to sell 2,500,000 shares of common stock at a purchase price of $25.10 per share. On February 15, 2024, the Company entered into an underwriting agreement with Barclays Capital Inc., as representative of the several underwriters and the 2024 Selling Stockholder, pursuant to which the 2024 Selling Stockholder agreed to sell 4,042,650 shares of common stock at a purchase price of $32.90 per share (collectively, the "2024 Offerings").

The 2024 Offerings were conducted pursuant to prospectus supplements, dated December 14, 2023 and February 15, 2024, respectively, to the December 2021 Prospectus. The 2024 Offerings closed on December 19, 2023 and February 21, 2024, respectively.

Although the Company did not sell any shares or receive any proceeds from the 2023 Offerings or 2024 Offerings, it was required to pay certain expenses in connection with these transactions that totaled approximately $7.4 million and $3.2 million in fiscal 2023 and fiscal 2024, respectively.

Also, on May 23, 2024, eligible members of the USW voted to ratify a three-year CBA with Blue Bird Body Company ("BBBC"), a subsidiary of the Company. Among other items, the CBA required the payment of a $750 signing bonus to the approximate 1,500 covered workers in our Fort Valley and Perry, Georgia facilities as well as a lump-sum payment to certain employees who were not eligible for the approximate 12%, on average, year one wage increase because their current hourly wage rate exceeded the rate required by the terms of the CBA. During fiscal 2024, the Company paid the above amounts to those employees covered by the CBA as well as similar amounts to a small number of hourly employees not covered by the CBA so that their total compensation is competitive with that of unionized employees performing comparable job functions. These payments totaled $2.7 million in fiscal 2024 and were recorded in other (expense) income, net in the Consolidated Statements of Operations because such compensation is not reflective of wages paid for services provided by the direct and indirect employees who support our operating activities and is expensed within cost of goods sold. There was no similar expense recorded during fiscal 2023.

Finally, during fiscal 2024, the Company sold certain state emissions credits that it was not projecting to use for approximately $1.5 million, with no similar income recorded during fiscal 2023. The proceeds from this sale were recorded in other (expense) income, net in the Consolidated Statements of Operations as this transaction is not indicative of our normal revenue generating activities.

Income taxes. Income tax expense was $33.2 million for fiscal 2024 and $9.0 million for fiscal 2023.

The effective tax rate for fiscal 2024 differed from the statutory Federal income tax rate of 21.0%. The increase in the effective tax rate to 26.2% was primarily due to the impacts of state taxes and certain permanent items on the federal rate, which were partially offset by the impacts from federal and state tax credits (net of valuation allowances) and discrete period items.

The effective tax rate for fiscal 2023 differed from the statutory Federal income tax rate of 21.0%. The increase in the effective tax rate to 34.7% was primarily due to the impacts of state taxes and certain permanent items on the federal rate.

Adjusted EBITDA. Adjusted EBITDA was $182.9 million, or 13.6% of net sales, for fiscal 2024, an increase of $95.0 million, or 108.0%, compared to $87.9 million, or 7.8% of net sales, for fiscal 2023. The increase in Adjusted EBITDA is primarily the result of the $81.7 million increase in net income, as a result of the factors discussed above, as well as the corresponding $24.3 million increase in income tax expense. Among other smaller offsetting items, these increases were partially offset by the $10.5 million decrease in interest expense, net as a result of the factors discussed above.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the fiscal years presented:

(in thousands)	2024	2023
Net income	$ 105,547	$ 23,812
Adjustments:		
Interest expense, net (1)	6,847	17,380
Income tax expense	33,228	8,953
Depreciation, amortization, and disposals (2)	16,736	17,914
Operational transformation initiatives	—	1,757
Loss on debt refinancing or modification	1,558	537
Share-based compensation expense	8,609	4,173
Stockholder transaction costs	3,154	7,371
Micro Bird total interest expense, net; income tax expense or benefit; depreciation expense and amortization expense	7,362	5,456
Other	(132)	574
Adjusted EBITDA	$ 182,909	$ 87,927
Adjusted EBITDA Margin (percentage of net sales)	13.6 %	7.8 %

(1) Includes $0.4 million for both fiscal 2024 and 2023, representing interest expense on operating lease liabilities, which are a component of lease expense and presented as a single operating expense in selling, general and administrative expenses on our Consolidated Statements of Operations.

(2) Includes $1.6 million and $1.8 million for fiscal 2024 and 2023, respectively, representing amortization on right-of-use operating lease assets, which are a component of lease expense and presented as a single operating expense in selling, general and administrative expenses on our Consolidated Statements of Operations.

Consolidated Results of Operations for the fiscal years ended September 30, 2023 and October 1, 2022:

(in thousands)		2023		2022
Net sales	$	1,132,793	$	800,637
Cost of goods sold		993,943		764,091
Gross profit	$	138,850	$	36,546
Operating expenses				
Selling, general and administrative expenses		87,193		77,246
Operating profit (loss)	$	51,657	$	(40,700)
Interest expense		(18,012)		(14,675)
Interest income		1,004		9
Other (expense) income, net		(8,307)		2,947
Loss on debt modification		(537)		(632)
Income (loss) before income taxes	$	25,805	$	(53,051)
Income tax (expense) benefit		(8,953)		11,451
Equity in net income (loss) of non-consolidated affiliate(s)		6,960		(4,159)
Net income (loss)	$	23,812	$	(45,759)
Other financial data:				
Adjusted EBITDA	$	87,927	$	(14,746)
Adjusted EBITDA Margin		7.8 %		(1.8)%

The following provides the results of operations of Blue Bird's two reportable segments:

(in thousands)		2023		2022
Net Sales by Segment				
Bus	$	1,034,625	$	723,505
Parts		98,168		77,132
Total	$	1,132,793	$	800,637
Gross Profit by Segment				
Bus	$	91,003	$	5,065
Parts		47,847		31,481
Total	$	138,850	$	36,546

Net sales. Net sales were $1,132.8 million for fiscal 2023, an increase of $332.2 million, or 41.5%, compared to $800.6 million for fiscal 2022. The increase in net sales is primarily due to increased unit bookings, product and mix changes, as well as pricing actions taken by management in response to increased inventory purchase costs. Significant supply chain disruptions began limiting the availability of certain critical components primarily beginning towards the end of the third quarter of fiscal 2021 and continuing throughout fiscal 2022. However, during fiscal 2023, supply chain constraints began to improve slightly, allowing for increased production during fiscal 2023 compared to fiscal 2022.

Bus sales increased $311.1 million, or 43.0%, reflecting a 24.8% increase in units booked and a 14.6% increase in average sales price per unit. In fiscal 2023, 8,514 units were booked compared to 6,822 units booked for fiscal 2022. The increase in units sold was primarily due to constraints in the Company's ability to produce and deliver buses due to shortages of critical components in fiscal 2022. The 14.6% increase in average sales price per unit reflects pricing actions taken by management as well as product and customer mix changes.

Parts sales increased $21.0 million, or 27.3%, for fiscal 2023 compared to fiscal 2022. This increase is primarily attributed to pricing actions taken by management to offset increases in purchased parts costs and increased inventory availability as supply chain constraints began to improve during fiscal 2023 relative to fiscal 2022.

Cost of goods sold. Total cost of goods sold was $993.9 million for fiscal 2023, an increase of $229.9 million, or 30.1%, compared to $764.1 million for fiscal 2022. As a percentage of net sales, total cost of goods sold decreased from 95.4% to 87.7%.

Bus segment cost of goods sold increased $225.2 million, or 31.3%, for fiscal 2023 compared to fiscal 2022. The increase was primarily driven by the 24.8% increase in units booked during fiscal 2023 compared to fiscal 2022. Also contributing was increased inventory costs, as the average cost of goods sold per unit for fiscal 2023 was 5.2% higher compared to fiscal 2022, primarily due to increases in manufacturing costs attributable to a) increased raw materials costs resulting from ongoing inflationary pressures and b) ongoing supply chain disruptions that resulted in higher purchase costs for components and freight.

The $4.7 million, or 10.2%, increase in parts segment cost of goods sold for fiscal 2023 compared to fiscal 2022 was primarily due to increased purchased parts costs, driven by ongoing inflationary pressures and supply chain disruptions, as well as slight variations due to product and channel mix.

Operating profit. Operating profit was $51.7 million for fiscal 2023, an increase of $92.4 million, or 226.9%, compared to $40.7 million of operating loss for fiscal 2022. Profitability was primarily impacted by an increase of $102.3 million in gross profit, as outlined in the revenue and cost of goods sold discussions above. The increase in gross profit was partially offset by an increase of $9.9 million in selling, general and administrative expenses, primarily due to an increase in labor costs..

Interest expense. Interest expense was $18.0 million for fiscal 2023, an increase of $3.3 million, or 22.7%, compared to $14.7 million for fiscal 2022. The increase was primarily attributable to an increase in the stated term loan interest rate from 7.9% at October 1, 2022 to 10.0% at September 30, 2023 (which was higher for much of fiscal 2023 due to the spread we pay above the market rate, which is dependent on our TNLR at the end of each fiscal quarter), which was partially offset by lower borrowings during fiscal 2023 when compared with fiscal 2022.

Other expense/income, net. Other expense, net, was $8.3 million for fiscal 2023, a change of $11.3 million, or 381.9%, compared to $2.9 million of other income, net, in fiscal 2022. We recorded $0.7 million of net periodic pension expense during fiscal 2023 when compared with $3.0 million of net periodic pension income recorded during the fiscal 2022.

Additionally, during fiscal 2023, the Company completed the 2023 Offerings. Although the Company did not sell any shares or receive any proceeds from the 2023 Offerings, it was required to pay certain expenses in connection with these transactions that totaled $7.4 million, with no similar expense recorded during fiscal 2022.

Income taxes. Income tax expense was $9.0 million for fiscal 2023 compared to a benefit of $11.5 million for fiscal 2022.

The effective tax rate for fiscal 2023 differed from the statutory Federal income tax rate of 21.0%. The increase in the effective tax rate to 34.7% was primarily due to the impacts of state taxes and certain permanent items on the Federal rate.

The effective tax rate for fiscal 2022 differed from the statutory Federal income tax rate of 21.0%. The increase in the effective tax rate to 21.6% was primarily due to the impacts of state taxes on the Federal rate. This increase was partially offset by an increase in the valuation allowance.

Adjusted EBITDA. Adjusted EBITDA was $87.9 million, or 7.8% of net sales, for fiscal 2023, an increase of $102.7 million, or 696.3%, compared to $(14.7) million, or (1.8)% of net sales, for fiscal 2022. The increase in Adjusted EBITDA is primarily the result of a $69.6 million increase in net income, as a result of the factors discussed above, the corresponding $20.4 million increase in income tax expense, the $7.4 million in stockholder transaction costs that were incurred in fiscal 2023 with no similar costs incurred in fiscal 2022 and the $5.5 million increase in Micro Bird's total interest expense, net; income tax expense or benefit; depreciation expense and amortization expense, which primarily resulted from a $4.2 million increase in income tax expense as a result of Micro Bird reporting net income during fiscal 2023 and a net loss in fiscal 2022.

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the fiscal years presented:

(in thousands)		2023		2022
Net income (loss)	$	23,812	$	(45,759)
Adjustments:				
Interest expense, net (1)		17,380		14,973
Income tax expense (benefit)		8,953		(11,451)
Depreciation, amortization, and disposals (2)		17,914		15,212
Operational transformation initiatives		1,757		7,213
Loss on debt modification		537		632
Share-based compensation expense		4,173		3,690
Product redesign initiatives		—		549
Stockholder transaction costs		7,371		—
Micro Bird total interest expense, net; income tax expense or benefit; depreciation expense and amortization expense		5,456		(90)
Other		574		285
Adjusted EBITDA	$	87,927	$	(14,746)
Adjusted EBITDA Margin (percentage of net sales)		7.8 %		(1.8)%

(1) Includes $0.4 million and $0.3 million for fiscal 2023 and 2022, respectively, representing interest expense on operating lease liabilities, which are a component of lease expense and presented as a single operating expense in selling, general and administrative expenses on our Consolidated Statements of Operations.

(2) Includes $1.8 million and $1.1 million for fiscal 2023 and 2022, respectively, representing amortization on right-of-use operating lease assets, which are a component of lease expense and presented as a single operating expense in selling, general and administrative expenses on our Consolidated Statements of Operations.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash generated from its operations, available cash and cash equivalents, and borrowings under its revolving credit facility. At September 28, 2024, the Company had $127.7 million of available cash and cash equivalents (net of outstanding checks) and $143.3 million of additional borrowings available under the revolving line of credit portion of its credit facility. The Company's revolving line of credit is available for working capital requirements, capital expenditures and other general corporate purposes.

Credit Agreement

On November 17, 2023 (the "Closing Date"), BBBC ("Borrower") executed a $250.0 million five-year credit agreement with Bank of Montreal, acting as administrative agent and an issuing bank; several joint lead arranger partners and issuing banks, including Bank of America; and a syndicate of other lenders (the "Credit Agreement").

The credit facilities provided for under the Credit Agreement consist of a term loan facility in an aggregate initial principal amount of $100.0 million (the "Term Loan Facility") and a revolving credit facility with aggregate commitments of $150.0 million. The revolving credit facility includes a $25.0 million letter of credit sub-facility and $5.0 million swingline sub-facility (the "Revolving Credit Facility," and together with the Term Loan Facility, each a "Credit Facility" and collectively, the "Credit Facilities").

A minimum of $100.0 million of additional term loans and/or revolving credit commitments may be incurred under the Credit Agreement, subject to certain limitations as set forth in the Credit Agreement, and which additional loans and/or commitments would require further commitments from existing lenders or from new lenders.

Borrower has the right to prepay the loans outstanding under the Credit Facilities without premium or penalty (subject to customary breakage costs, if applicable). Additionally, proceeds from asset sales, condemnation, casualty insurance and/or debt issuances (in certain circumstances) are required to be used to prepay borrowings outstanding under the Credit Facilities. Borrowings under the Term Loan Facility, which were made at the Closing Date, may not be reborrowed once they are repaid while borrowings under the Revolving Credit Facility may be repaid and reborrowed from time to time at our election.

The Term Loan Facility is subject to amortization of principal, payable in equal quarterly installments on the last day of each fiscal quarter, which commenced on March 30, 2024, with 5.0% of the $100.0 million aggregate principal amount of all initial term loans outstanding at the Closing Date payable each year prior to the maturity date of the Term Loan Facility. The remaining initial aggregate principal amount outstanding under the Term Loan Facility, as well as any outstanding borrowings under the Revolving Credit Facility, will be payable on the November 17, 2028 maturity date of the Credit Agreement.

The Credit Facilities are guaranteed by all of the Company's wholly-owned domestic restricted subsidiaries (subject to customary exceptions) and are secured by a security agreement which pledges a lien on virtually all of the assets of Borrower, the Company and the Company's other wholly-owned domestic restricted subsidiaries, other than any owned or leased real property and subject to customary exceptions.

The $100.0 million of Term Loan Facility proceeds and $36.2 million of Revolving Credit Facility proceeds that were borrowed on the Closing Date were used to pay (i) the $131.8 million of term loan indebtedness outstanding under the previous credit agreement ("Amended 2016 Credit Agreement"), which was also the amount outstanding as of September 30, 2023 (there were no amounts outstanding on the revolving credit facility portion of the Amended 2016 Credit Agreement on either date), (ii) interest and commitment fees accrued under the Amended 2016 Credit Agreement through the Closing Date and (iii) transaction costs associated with the consummation of the Credit Agreement. During fiscal 2024, we used cash generated from operations to make $3.8 million of required quarterly principal payments on the Term Loan Facility and repay all $36.2 million of Revolving Credit Facility borrowings from the Closing Date.

Under the terms of the Credit Agreement, Borrower, the Company and the Company's other wholly-owned domestic restricted subsidiaries are subject to customary affirmative and negative covenants and events of default for facilities of this type (with customary grace periods, as applicable, and lender remedies).

Borrowings under the Credit Facilities bear interest, at our option, at (i) base rate ("ABR") or (ii) the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York ("SOFR") plus 0.10%, plus an applicable margin depending on the TNLR (which is defined in the Credit Agreement as the ratio of consolidated net debt to consolidated EBITDA on a trailing four quarter basis) of the Company as follows:

Level	TNLR	ABR Loans	SOFR Loans
I	Less than 1.00x	0.75%	1.75%
II	Greater than or equal to 1.00x and less than 1.50x	1.50%	2.50%
III	Greater than or equal to 1.50x and less than 2.25x	2.00%	3.00%
IV	Greater than or equal to 2.25x	2.25%	3.25%

Pricing on the Closing Date was set at Level III until receipt of the financial information and related compliance certificate for the first fiscal quarter ending after the Closing Date, with pricing as of September 28, 2024 set at Level I.

Borrower is also required to pay lenders an unused commitment fee of between 0.25% and 0.45% per annum on the undrawn commitments under the Revolving Credit Facility, depending on the TNLR, quarterly in arrears.

The Credit Agreement also includes a requirement that the Company comply with the following financial covenants on the last day of each fiscal quarter through maturity: (i) a pro forma TNLR of not greater than 3.00:1.00 and (ii) a pro forma fixed charge coverage ratio (as defined in the Credit Agreement) of not less than 1.20:1.00.

At September 28, 2024, Borrower and the guarantors under the Credit Agreement were in compliance with all covenants.

Short-Term and Long-Term Liquidity Requirements

Our ability to make principal and interest payments on borrowings under our Credit Facilities and our ability to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other conditions. Based on the current level of operations, we believe that our existing cash and cash equivalent balances and expected cash flows from operations will be sufficient to meet our operating requirements for at least the next 12 months.

We have operating leases for office and warehouse space and finance leases for equipment. Our leases have remaining lease terms ranging from 0.2 years to 5.7 years with the option to extend certain leases for up to 1.0 year year. Finance leases run through fiscal 2025 and have total payments of approximately $1.0 million, all of which is due in fiscal 2025. Operating leases have remaining terms up to 5.7 years and total payments of approximately $5.4 million, of which approximately $2.1 million is due in fiscal 2025.

In the ordinary course of business, the Company enters into short-term contractual purchase orders for manufacturing inventory and capital assets. At September 28, 2024, total purchase commitments were $136.1 million, of which $134.1 million is expected to be paid in fiscal 2025.

To increase our liquidity in future periods, we could pursue raising additional capital via an equity or debt offering utilizing a currently effective "shelf" registration statement. However, we can offer no assurance that we would be successful in raising this additional capital, which could also lead to increased expense and larger up-front fees when compared with our historical financial statements.

Seasonality

In the years preceding the 2020 COVID-19 pandemic, our business was highly seasonal with school districts buying their new school buses so that they would be available for use on the first day of the school year, typically in mid-August to early September. This historically resulted in our third and fourth fiscal quarters representing our two busiest quarters from a sales and production perspective, the latter ending on the Saturday closest to September 30. Our quarterly results of operations, cash flows, and liquidity have historically been, and are likely to be in future periods, impacted by seasonal patterns. Working capital has historically been a significant use of cash during the first fiscal quarter due to planned shutdowns and a significant source of cash generation in the fourth fiscal quarter. With the COVID-19 pandemic and subsequent supply chain constraints, seasonality and working capital trends have become unpredictable. Seasonality and variations from historical seasonality have impacted the comparison of working capital and liquidity results between fiscal periods.

Cash Flows

The following table sets forth general information derived from our statement of cash flows for the fiscal years presented:

(in thousands)	2024	2023	2022
Cash and cash equivalents, beginning of year	$ 78,988	$ 10,479	$ 11,709
Total cash provided by (used in) operating activities	111,112	119,928	(24,437)
Total cash used in investing activities	(15,815)	(8,520)	(6,453)
Total cash (used in) provided by financing activities	(46,598)	(42,899)	29,660
Change in cash and cash equivalents	48,699	68,509	(1,230)
Cash and cash equivalents, end of year	$ 127,687	$ 78,988	$ 10,479

Total cash provided by (used in) operating activities

Cash provided by operating activities totaled $111.1 million for fiscal 2024 and $119.9 million for fiscal 2023. The primary drivers of the $8.8 million decrease were the following:

The net decrease primarily resulted from the effect of net changes in operating assets and liabilities that negatively impacted operating cash flows by $84.1 million during fiscal 2024 when compared with fiscal 2023. The primary drivers in this category were unfavorable changes in accounts receivable; accounts payable; and accrued expenses, pension and other liabilities of $46.5 million, $22.0 million, and 15.9 million, respectively, as follows:

- A shift in our customer mix resulted in an increase in the accounts receivable balance (a net use of cash) at the end of the fiscal 2024 when compared with fiscal 2023. Specifically, we had a significant increase in fleet orders, which make up the majority of orders on credit, during fiscal 2024 when compared with fiscal 2023.

- At the end of fiscal 2022 and during fiscal 2023, inflationary pressures and supply chain disruptions significantly increased our purchase costs for components and freight, which, when coupled with increased production and sales volumes during fiscal 2023, resulted in a significant increase in the accounts payable balance (a net source of cash). Although inflationary pressures continued during fiscal 2024, they were smaller when compared to fiscal 2023. This factor, when coupled with our production and sales volumes largely stabilizing during fiscal 2024, resulted in a smaller increase in the accounts payable balance during fiscal 2024 compared to fiscal 2023 (a smaller net source of cash).

- As of the end of fiscal 2023, we had received approximately $18.5 million of advanced funds awarded by the U.S. EPA in administering the CSBP that were recorded as unearned revenue within other current liabilities (which is included within accrued expenses, pension and other liabilities). As we built and sold the underlying buses during fiscal 2024, we recognized this amount in revenue. As of the end of fiscal 2024, we had a corresponding balance of $2.2 million, representing a $16.3 million net use of cash when comparing the two periods.

The above decreases were partially offset by the $81.7 million increase in net income during fiscal 2024 when compared to fiscal 2023.

Cash provided by (used in) operating activities totaled $119.9 million for fiscal 2023 and $(24.4) million for fiscal 2022. The primary drivers of the $144.4 million increase were the following:

- A year over year increase of $69.6 million in net income.

- The effect of net changes in operating assets and liabilities positively impacted fiscal 2023 operating cash flows by $79.0 million compared to fiscal 2022. The primary drivers in this category were favorable changes in accounts receivable, inventory, and accrued expenses, pension and other liabilities of $2.5 million, $34.2 million, and $50.1 million respectively. These favorable changes were partially offset by unfavorable changes in accounts payable and other assets of $6.4 million and $1.5 million, respectively. At the end of fiscal 2022 and continuing into fiscal 2023, we became more efficient at managing supply chain disruptions, and thus building and selling buses. These efficiencies resulted in us consuming more inventory in production, which resulted in a decrease in the inventory balance at the end of fiscal 2023 (a net source of cash) when compared with an increase in the inventory balance at the end of fiscal 2022 (a net use of cash). The accounts payable balance is significantly influenced by the purchase of inventory that is required to produce buses during the last few weeks of each fiscal year. However, the supply chain disruptions that we experienced during fiscal 2022 resulted in us purchasing inventory (and therefore, increasing accounts payable) that was not consumed in the production process as we were missing certain critical components that prevented us from building and selling buses. Accordingly, the increase in the accounts payable balance (a net source of cash) was higher in fiscal 2022 than in fiscal 2023, which had an unfavorable impact on cash flows. Finally, in fiscal 2023 we began receiving deposits for school buses ordered under the terms the CSBP, which provided a net source of cash year over year as there was no similar activity in fiscal 2022.

- The impact of non-cash items (net source of cash) was $4.2 million lower in fiscal 2023 compared to fiscal 2022. Non-cash items impact net income or loss but do not have direct cash flows associated with them. The significant differences relate to the impact of an $8.8 million lower of cost or net realizable value loss and $1.4 million fixed assets impairment, both present in fiscal 2022, with no similar losses in fiscal 2023, as well as an $11.1 million increase in equity in net income of non-consolidated affiliate(s), a $2.6 million decrease in amortization of deferred actuarial pension losses and a $1.9 million decrease in non-cash interest expense, in fiscal 2023 compared to fiscal 2022. These decreases were partially offset by a $19.1 million increase in deferred income tax expense and a $1.9 million increase in depreciation and amortization expense, in fiscal 2023 compared to fiscal 2022.

Total cash used in investing activities

Cash used in investing activities totaled $15.8 million and $8.5 million for fiscal 2024 and fiscal 2023, respectively. The $7.3 million increase in cash used was primarily due to an increase in spending on fixed assets, as increased profitability in fiscal 2024 when compared fiscal 2023 allowed for more capital spending. During the first half of fiscal 2023, capital spending was reduced to lower than normal amounts in an effort to mitigate the impact of supply chain constraints on our operations, financial results and cash flows.

Cash used in investing activities totaled $8.5 million and $6.5 million for fiscal 2023 and fiscal 2022, respectively. The $2.1 million increase in cash used was primarily due to increased spending on fixed assets in fiscal 2023 as compared to fiscal 2022, as increased profitability in fiscal 2023 compared to fiscal 2022 allowed for slightly more capital spending. During fiscal 2022, capital spending was reduced to lower than normal amounts in an effort to mitigate the impact of supply chain constraints on our operations, financial results and cash flows.

Total cash (used in) provided by financing activities

Cash used in financing activities totaled $46.6 million for fiscal 2024 and $42.9 million for fiscal 2023. The $3.7 million increase in cash used was primarily attributable to a $115.8 million increase in term loan repayments and $9.9 million in purchases of Company stock. This was partially offset by $100.0 million of proceeds received from term loan borrowings under the Credit Agreement, a $20.0 million net increase in revolving line of credit borrowings, and a $2.7 million increase in cash received from stock option exercises.

Cash (used in) provided by financing activities totaled $(42.9) million for fiscal 2023 and $29.7 million for fiscal 2022. In fiscal 2022, the private placement sale of our common stock provided $74.8 million of net cash proceeds, with no similar activity in fiscal 2023. Also contributing to the increase in cash used was a $5.0 million increase in term loan repayments in fiscal 2023 compared to fiscal 2022. These were partially offset by a $5.0 million decrease in net revolving credit facility repayments, and a $1.3 million decrease in cash paid for the repurchase of shares of our common stock in connection with employee stock award exercises, in fiscal 2023 compared to fiscal 2022.

Free cash flow

Management believes the non-GAAP measurement of Free Cash Flow, defined as net cash used in or provided by operating activities less cash paid for fixed assets and acquired intangible assets, fairly represents the Company's ability to generate surplus cash that could fund activities not in the ordinary course of business. See "Key Measures We Use to Evaluate Our Performance" for further discussion. The following table sets forth the calculation of Free Cash Flow for the fiscal years presented:

(in thousands)	**2024**	**2023**	**2022**
Total cash provided by (used in) operating activities	$ 111,112	$ 119,928	$ (24,437)
Cash paid for fixed assets and acquired intangible assets	(15,263)	(8,520)	(6,453)
Free Cash Flow	$ 95,849	$ 111,408	$ (30,890)

Free Cash Flow for fiscal 2024 was $15.6 million lower than for fiscal 2023, due to an $8.8 million decrease in cash provided by operating activities, as well as a $6.7 million increase in cash paid for fixed assets, both as discussed above.

Free Cash Flow for fiscal 2023 was $142.3 million higher than for fiscal 2022, due to a $144.4 million increase in cash provided by (used in) operating activities, which was partially offset by a $2.1 million increase in cash paid for fixed assets, both as discussed above.

Off-Balance Sheet arrangements

We had outstanding letters of credit totaling $6.7 million at September 28, 2024, the majority of which secure our self-insured workers compensation program, the collateral for which is regulated by the State of Georgia.

Share Repurchase Program and Treasury Stock Retirement

On January 31, 2024, the Board of Directors of the Company authorized and approved a share repurchase program for up to $60 million of outstanding shares of the Company's common stock over a period of 24 months, expiring January 31, 2026. Under the share repurchase program, the Company may repurchase shares through open market purchases, privately negotiated transactions, accelerated share repurchase transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

In the latter part of August and first half of September 2024, the Company repurchased 201,818 shares of its common stock for $9.9 million, pursuant to the share repurchase plan. No such repurchases were made in fiscal 2023. The total remaining authorization for future common stock repurchases under the Company's share repurchase program was $50.1 million as of September 28, 2024. Because of the timing of these share repurchases, they had no material impact on earnings per share for fiscal 2024.

In mid-September 2024, the Company constructively retired the shares of common stock it had recently repurchased by recording the $9.9 million paid in excess of the $0.0001 par value of each share as a reduction in retained earnings. Later that same month, the Company retired the shares of common stock that had previously been reflected as treasury stock within its historical consolidated financial statements by recording the amount paid in excess of the $0.0001 par value of each share as a $39.9 million reduction in retained earnings, which reduced the value in this account to zero, with the remaining $10.4 million recorded as a reduction in additional paid-in capital.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. At the date of the financial statements, these estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, and during the reporting period, these estimates and assumptions affect the reported amounts of revenues and expenses. For example, significant management judgments are required in determining excess, obsolete, or unsalable inventory; allowance for doubtful accounts; potential impairment of long-lived assets, goodwill and intangible assets; and the accounting for self-insurance reserves, warranty reserves, pension obligations, income taxes, environmental liabilities and contingencies. Future events and their effects cannot be predicted with certainty, and, accordingly, the Company's accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the Company's consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. The Company evaluates and updates its assumptions and estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, and may employ outside experts to assist in the Company's evaluations. Management has discussed the development, selection, and disclosure of accounting estimates with the Audit Committee of our Board of Directors. Actual results could differ from the estimates that the Company has used.

The estimates that require management to exercise the greatest extent of judgment in establishing assumptions and that could have a material impact on our consolidated financial statements should they change significantly in a future period are defined as "critical" in nature and include the following:

Self-Insurance Reserves

The Company is self-insured for the majority of its workers' compensation and medical claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience. The establishment of the reserves utilizing such estimates and assumptions is based on the premise that historical claims experience, both in terms of the volume of claims activity and related cost, is indicative of current or future expected activity, which could differ significantly. At September 28, 2024 and September 30, 2023, reserves totaled approximately $7.3 million and $6.2 million, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the assets acquired less liabilities assumed in connection with such acquisition. In accordance with the provisions of Accounting Standards Codification ("ASC") 350, *Intangibles—Goodwill and Other* ("ASC 350"), goodwill and intangible assets with indefinite useful lives acquired in an acquisition are not amortized, but instead are tested for impairment at least annually or more frequently should an event occur or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit or a portion thereof. Although management believes the assumptions used in the determination of the value of the enterprise are reasonable, no assurance can be given that these assumptions will be achieved. As a result, impairment charges may occur when goodwill and intangible assets with indefinite useful lives are tested for impairment in the future.

We have two reporting units for which we test goodwill for impairment: Bus and Parts. In the evaluation of goodwill for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. Under the qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If under the quantitative assessment the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured under step two of the impairment analysis. In step two of the analysis, we would record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value should such a circumstance arise.

Fair value of the reporting units is estimated primarily using the income approach, which incorporates the use of discounted cash flow ("DCF") analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. The cash flow forecasts are based on approved strategic operating plans.

During the fourth quarter of each fiscal year presented, we performed our annual impairment assessment of goodwill that did not indicate that an impairment existed.

In the evaluation of indefinite lived assets for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary, or to perform a quantitative assessment by comparing the fair value of an asset to its carrying amount. The Company's intangible asset with an indefinite useful life is the Blue Bird trade name. Under the qualitative assessment, an entity is not required to calculate the fair value of the asset unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If a qualitative assessment is not performed or if a quantitative assessment is otherwise required, then the entity compares the fair value of an asset to its carrying amount and the amount of the impairment loss, if any, is the difference between fair value and carrying value. The fair value of our trade name is derived by using the relief from royalty method, which discounts the estimated cash savings we realize by owning the name instead of otherwise having to license or lease it.

During the fourth quarter of each fiscal year presented, we performed our annual impairment assessment of our trade name that did not indicate that an impairment existed.

Our intangible assets with definite useful lives include customer relationships and engineering designs, which are amortized over their estimated useful lives of 7 or 20 years using the straight-line method. These assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairments have been recorded.

The recorded balances for goodwill were $15.1 million and $3.7 million for the Bus and Parts segments, respectively, at both September 28, 2024 and September 30, 2023. The recorded balances for intangible assets were $43.6 million and $45.4 million at September 28, 2024 and September 30, 2023, respectively.

Pensions

We have pension benefit costs and obligations, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to our plan. These factors include assumptions we make about interest rates and expected investment return on plan assets. In addition, our actuarial consultants also use subjective factors such as mortality rates to develop our valuations. We review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Effective January 1, 2006, the benefit plan was frozen to all participants. No accrual of future benefits is earned or calculated beyond this date. Accordingly, our obligation estimate is based on benefits earned at that time discounted using an estimate of the single equivalent discount rate determined by matching the plan's future expected cash flows to spot rates from a yield curve comprised of high-quality corporate bond rates of various durations. The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the pension benefit obligation. In estimating that rate, appropriate consideration is given to the returns being earned by the plan assets in the fund and rates of return expected to be available for reinvestment and we consider asset allocations, input from an external pension investment adviser, and risks and other factors adjusted for our specific investment strategy. The focus is on long-term trends and provides for the consideration of recent plan performance.

The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions as well as longer or shorter life spans of participants. These differences may result in a significant impact to the measurement of our pension benefit obligations, and to the amount of pension benefits expense we may record. For example, at September 28, 2024, a one-half percent increase in the discount rate would reduce the projected benefit obligation of our pension plans by approximately $4.9 million, while a one-half percent decrease in the discount rate would increase the projected benefit obligation of our pension plans by approximately $5.3 million.

The projected benefit obligation for the pension plan was $113.6 million and $108.4 million at September 28, 2024 and September 30, 2023, respectively.

Product Warranty Costs

The Company's products are generally warranted against defects in material and workmanship for a period of one to five years. A provision for estimated warranty costs is recorded at the time a unit is sold. The methodology to determine the warranty reserve calculates the average expected future warranty claims using historical warranty claims by body type, by month, over the life of the bus, which is then multiplied by remaining months under warranty, by warranty type. The establishment of the reserve utilizing such estimates and assumptions is based on the premise that historical claims experience, both in terms of the volume of claims activity and related cost, is indicative of future expected claims activity. Management believes the methodology is reasonable (i) since the Company's product offerings and manufacturing processes do not change quickly or significantly and (ii) given the significant investments that the Company has made, and expects to continue making, to improve the quality, reliability and safety of the school buses it manufactures. Accordingly, while management believes that this methodology provides an accurate reserve estimate, actual claims incurred could differ from the original estimates, requiring future adjustments. For example, at September 28, 2024, a 5% increase or decrease in the average lifetime historical warranty claims by body type, by month would increase or decrease accrued product warranty costs by approximately $0.8 million.

At September 28, 2024 and September 30, 2023, accrued product warranty costs totaled approximately $16.2 million and $15.4 million, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities. The Company evaluates its ability, based on the weight of evidence available, to realize future tax benefits from deferred tax assets and establishes a valuation allowance to reduce a deferred tax asset to a level which, more likely than not, will be realized in future years. At September 28, 2024 and September 30, 2023, deferred tax liabilities totaled approximately $22.4 million and $22.9 million, respectively, while deferred tax assets totaled approximately $22.0 million and $22.6 million, respectively.

The Company recognizes uncertain tax positions based on a cumulative probability assessment if it is more likely than not that the tax position will be sustained upon examination by an appropriate tax authority with full knowledge of all information. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Amounts recorded for uncertain tax positions are periodically assessed, including the evaluation of new facts and circumstances, to ensure sustainability of the positions. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. There was no liability for uncertain tax positions at September 28, 2024 or September 30, 2023.

Recent Accounting Pronouncements

A discussion of recently issued accounting standards applicable to the Company is described in Note 2, *Summary of Significant Accounting Policies and Recently Issued Accounting Standards,* in the Notes to Consolidated Financial Statements contained elsewhere in this Report, and we incorporate such discussion by reference herein.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates, currency exchange rates, and commodity prices.

Interest Rate Risk

We are charged variable rates of interest on our indebtedness outstanding under the Credit Agreement, which exposes us to fluctuations in interest rates. We monitor and manage interest rate exposure as part of our overall risk management program, which recognizes the unpredictability of interest rates and seeks to reduce potentially adverse effects on our business. However, changes in interest rates cannot always be predicted, hedged, or offset with price increases to eliminate earnings volatility. Based upon the balance of term loan and revolving credit facility borrowings outstanding as of September 28, 2024, a one percent change in market interest rates would increase or decrease, as applicable, annual interest expense, and ultimately cash flows from operations, by approximately $1.0 million.

Commodity Risk

The Company and its suppliers incorporate raw and finished commodities such as steel, copper, aluminum, and other automotive type commodities into its products. We often bid on contracts weeks or months before school buses are delivered and enter into school bus sales contracts with fixed prices per bus. The sales bids historically have not included price escalation provisions to account for economic fluctuations between the bid date and the contract date. As a result, we have historically been unable to pass along increased costs due to economic fluctuations to our customers, which is not expected to continue as the Company now includes price escalation provisions when bidding on contracts. However, once a sales contract containing a fixed bus price is executed with a customer, we are generally unable to pass along increased costs resulting from economic fluctuations between the contract date and delivery date. We generally purchase steel up to four quarters in advance at fixed prices, but because we generally do not otherwise hedge steel or the other primary commodities we purchase (rubber, aluminum and copper), changes in prices of raw materials can significantly impact future operating margins.

Currency Risk

The Company transacts substantially all of its sales in U.S. Dollars. Our foreign customers have exposure to risks related to changes in foreign currency exchange rates on our sales in that region, due in part to the time that elapses between a fixed price order date and delivery/payment for the order. Foreign currency exchange rates can have material adverse effects on our foreign customers' ability to purchase our products. Therefore, at times, we may allow them to pay in their local currency and we may utilize derivative instruments to hedge changes in foreign currency exchange rates for those transactions.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Blue Bird Corporation
Macon, Georgia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Bird Corporation (the "Company") as of September 28, 2024, and September 30, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' (deficit) equity, and cash flows for each of the three years in the period ended September 28, 2024, and the related notes and schedule (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 28, 2024 and September 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of September 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated November 25, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Warranty Reserve

As discussed in Note 2 to the consolidated financial statements, the Company's warranty reserve is calculated based on the average expected warranty claims using warranty claims by body type, by month, over the life of the bus, which is then multiplied by remaining months under warranty, by warranty type. The total warranty reserve was $16.2 million as of September 28, 2024.

We identified the evaluation of the methodology, including the assumptions for the average warranty costs per unit and the payment patterns over the term of the warranty, used in the evaluation of the warranty reserve as a critical audit matter.

The principle considerations for our determination were (i) the Company's methodology and assumptions relating to the average warranty costs per unit and the payment patterns over the term of the warranty involved a higher degree of auditor judgment, and (ii) specialized actuarial skills were needed to assess the Company's process and evaluate the methodology and assumptions regarding the determination of the average expected warranty claims and the effect of those assumptions on the reserve.

The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation and operating effectiveness of controls over the Company's warranty claim process, and controls over the data, inputs, and methodology and assumptions utilized to estimate the warranty reserve;

- Testing management's process used to develop the warranty reserve, including the mathematical accuracy of the calculation and the relevance, reliability, and appropriateness of the methodology and assumptions and the sources of data from which the assumptions were derived;

- Utilizing actuarial professionals with specialized knowledge and skills to assist in: (i) reviewing the Company's actuarial methodology in calculating the warranty reserve, (ii) evaluating certain key assumptions related to the average warranty costs per unit and payment patterns over the term of the warranty, in the determination of the average expected warranty claims, and (iii) determining whether the methodology, assumptions, and calculation were consistent with historical evaluations and the aggregate impact of any changes to assumptions.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2016.

Atlanta, Georgia
November 25, 2024

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Blue Bird Corporation
Macon, Georgia

Opinion on Internal Control over Financial Reporting

We have audited Blue Bird Corporation's (the "Company's") internal control over financial reporting as of September 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of September 28, 2024 and September 30, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' (deficit) equity, and cash flows for each of the three years in the period ended September 28, 2024, and the related notes and schedule and our report dated November 25, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Atlanta, Georgia
November 25, 2024

BLUE BIRD CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands except for share data)

		September 28, 2024		September 30, 2023
Assets				
Current assets				
Cash and cash equivalents	$	127,687	$	78,988
Accounts receivable, net		59,099		12,574
Inventories		127,798		135,286
Other current assets		8,795		9,215
Total current assets	$	323,379	$	236,063
Property, plant and equipment, net		97,322		95,101
Goodwill		18,825		18,825
Intangible assets, net		43,554		45,424
Equity investment in affiliate(s)		32,089		17,619
Deferred tax assets		2,399		2,182
Finance lease right-of-use assets		332		1,034
Pension		4,649		—
Other assets		2,345		1,518
Total assets	$	524,894	$	417,766
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	143,156	$	137,140
Warranty		7,166		6,711
Accrued expenses		55,775		32,894
Deferred warranty income		9,421		8,101
Finance lease obligations		975		583
Other current liabilities		14,480		24,391
Current portion of long-term debt		5,000		19,800
Total current liabilities	$	235,973	$	229,620
Long-term liabilities				
Revolving credit facility	$	—	$	—
Long-term debt		89,994		110,544
Warranty		9,013		8,723
Deferred warranty income		18,541		15,022
Deferred tax liabilities		2,783		2,513
Finance lease obligations		6		987
Other liabilities		9,020		7,955
Pension		—		2,404
Total long-term liabilities	$	129,357	$	148,148
Guarantees, commitments and contingencies (Note 10)				
Stockholders' equity				
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 issued with liquidation preference of $0 at September 28, 2024 and September 30, 2023	$	—	$	—
Common stock, $0.0001 par value, 100,000,000 shares authorized, 32,268,022 and 32,165,225 shares outstanding at September 28, 2024 and September 30, 2023, respectively		3		3
Additional paid-in capital		185,977		177,861
Retained earnings (accumulated deficit)		—		(55,700)
Accumulated other comprehensive loss		(26,416)		(31,884)
Treasury stock, at cost, 0 and 1,782,568 shares at September 28, 2024 and September 30, 2023, respectively		—		(50,282)
Total stockholders' equity	$	159,564	$	39,998
Total liabilities and stockholders' equity	$	524,894	$	417,766

The accompanying notes are an integral part of these consolidated financial statements.

BLUE BIRD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Fiscal Years Ended				
(in thousands except for share data)		**2024**		**2023**		**2022**
Net sales	$	1,347,154	$	1,132,793	$	800,637
Cost of goods sold		1,090,998		993,943		764,091
Gross profit	$	256,156	$	138,850	$	36,546
Operating expenses						
Selling, general and administrative expenses		116,825		87,193		77,246
Operating profit (loss)	$	139,331	$	51,657	$	(40,700)
Interest expense		(10,579)		(18,012)		(14,675)
Interest income		4,136		1,004		9
Other (expense) income, net		(4,394)		(8,307)		2,947
Loss on debt refinancing or modification		(1,558)		(537)		(632)
Income (loss) before income taxes	$	126,936	$	25,805	$	(53,051)
Income tax (expense) benefit		(33,228)		(8,953)		11,451
Equity in net income (loss) of non-consolidated affiliate(s)		11,839		6,960		(4,159)
Net income (loss)	$	105,547	$	23,812	$	(45,759)
Earnings (loss) per share:						
Basic weighted average shares outstanding		32,270,711		32,071,940		31,020,399
Diluted weighted average shares outstanding		33,349,221		32,258,652		31,020,399
Basic earnings (loss) per share	$	3.27	$	0.74	$	(1.48)
Diluted earnings (loss) per share	$	3.16	$	0.74	$	(1.48)

The accompanying notes are an integral part of these consolidated financial statements.

BLUE BIRD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Years Ended		
(in thousands)	2024	2023	2022
Net income (loss)	$ 105,547	$ 23,812	$ (45,759)
Other comprehensive income, net of tax			
Net change in defined benefit pension plan	5,468	10,046	2,864
Total other comprehensive income, net of tax	$ 5,468	$ 10,046	$ 2,864
Comprehensive income (loss)	$ 111,015	$ 33,858	$ (42,895)

The accompanying notes are an integral part of these consolidated financial statements.

BLUE BIRD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

			Fiscal Years Ended			
(in thousands)		2024		2023		2022
Cash flows from operating activities						
Net income (loss)	$	105,547	$	23,812	$	(45,759)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation and amortization expense		14,820		15,978		14,050
Non-cash interest expense		390		1,470		3,400
Share-based compensation expense		8,609		4,173		3,690
Equity in net (income) loss of non-consolidated affiliate(s)		(11,839)		(6,960)		4,159
Dividend from equity investment in affiliate(s)		5,338		—		—
Loss on disposal of fixed assets		200		64		15
Impairment of fixed assets		—		—		1,354
Lower of cost or net realizable value loss		—		—		8,752
Deferred income tax (benefit) expense		(1,674)		8,065		(11,071)
Amortization of deferred actuarial pension losses		687		1,195		3,768
Loss on debt refinancing or modification		1,558		537		632
Changes in assets and liabilities:						
Accounts receivable		(46,525)		(40)		(2,567)
Inventories		7,488		7,691		(26,523)
Other assets		971		453		1,913
Accounts payable		6,665		28,712		35,075
Accrued expenses, pension and other liabilities		18,877		34,778		(15,325)
Total adjustments	$	5,565	$	96,116	$	21,322
Total cash provided by (used in) operating activities	$	111,112	$	119,928	$	(24,437)
Cash flows from investing activities						
Cash paid for fixed assets	$	(15,263)	$	(8,520)	$	(6,453)
Equity investment in affiliate(s) (Note 17)		(552)		—		—
Total cash used in investing activities	$	(15,815)	$	(8,520)	$	(6,453)
Cash flows from financing activities						
Revolving credit facility borrowings (Note 8)	$	36,220	$	45,000	$	135,000
Revolving credit facility repayments		(36,220)		(65,000)		(160,000)
Term loan borrowings - new credit agreement (Note 8)		100,000		—		—
Term loan repayments (Note 8)		(135,550)		(19,800)		(14,850)
Principal payments on finance leases		(589)		(570)		(1,132)
Cash paid for debt costs (Note 8)		(3,128)		(3,272)		(2,751)
Sale of common stock (Note 13)		—		—		75,000
Cash paid for common stock issuance costs (Note 13)		—		—		(202)
Repurchase of common stock in connection with repurchase program (Note 13)		(9,938)		—		—
Repurchase of common stock in connection with stock award exercises		(1,178)		(376)		(1,708)
Cash received from stock option exercises		3,785		1,119		303
Total cash (used in) provided by financing activities	$	(46,598)	$	(42,899)	$	29,660
Change in cash and cash equivalents		48,699		68,509		(1,230)
Cash and cash equivalents, beginning of year		78,988		10,479		11,709
Cash and cash equivalents, end of year	$	127,687	$	78,988	$	10,479

		Fiscal Years Ended					
(in thousands)		2024		2023		2022	
Supplemental disclosures of cash flow information							
Cash paid or received during the period:							
Interest paid	$	9,932	$	16,053	$	15,180	
Interest received		(3,783)		(1,004)		(9)	
Income tax paid (received), net of tax refunds		29,401		(29)		(79)	
Non-cash investing and financing activities:							
Changes in accounts payable for capital additions to property, plant and equipment	$	721	$	941	$	948	
Right-of-use assets obtained in exchange for operating lease obligations		1,682		626		1,424	
Finance lease right-of-use assets removed due to non-renewal of lease		—		—		(2,451)	
Finance lease obligations removed due to non-renewal of lease		—		—		2,593	
Warrants issued for equity investment in affiliate (Note 17)		7,416		—		—	

The accompanying notes are an integral part of these consolidated financial statements.

BLUE BIRD CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

(in thousands except for share data)	Common Stock Shares	Par Value	Additional Paid-In-Capital	Convertible Preferred Stock Shares	Amount	Accumulated Other Comprehensive Loss	(Accumulated Deficit) Retained Earnings	Treasury Stock Shares	Amount	Total Stockholders' (Deficit) Equity
Balance, October 2, 2021	27,205,269	$ 3	$ 96,170	—	$ —	$ (44,794)	$ (33,753)	1,782,568	$ (50,282)	$ (32,656)
Sale of common stock (Note 13)	4,687,500	—	74,798	—	—	—	—	—	—	74,798
Restricted stock activity	116,556	—	(1,688)	—	—	—	—	—	—	(1,688)
Stock option activity	15,586	—	284	—	—	—	—	—	—	284
Share-based compensation expense	—	—	3,539	—	—	—	—	—	—	3,539
Net loss	—	—	—	—	—	—	(45,759)	—	—	(45,759)
Other comprehensive income, net of tax	—	—	—	—	—	2,864	—	—	—	2,864
Balance, October 1, 2022	32,024,911	$ 3	$ 173,103	—	$ —	$ (41,930)	$ (79,512)	1,782,568	$ (50,282)	$ 1,382
Restricted stock activity	79,545	—	(376)	—	—	—	—	—	—	(376)
Stock option activity	60,769	—	1,119	—	—	—	—	—	—	1,119
Share-based compensation expense	—	—	4,015	—	—	—	—	—	—	4,015
Net income	—	—	—	—	—	—	23,812	—	—	23,812
Other comprehensive income, net of tax	—	—	—	—	—	10,046	—	—	—	10,046
Balance, September 30, 2023	32,165,225	$ 3	$ 177,861	—	$ —	$ (31,884)	$ (55,700)	1,782,568	$ (50,282)	$ 39,998
Issuance of warrants (Note 17)	—	—	7,416	—	—	—	—	—	—	7,416
Restricted stock activity	65,495	—	(1,178)	—	—	—	—	—	—	(1,178)
Stock option activity	239,120	—	3,785	—	—	—	—	—	—	3,785
Share repurchase and retirement (Note 13)	(201,818)	—	—	—	—	—	(9,938)	—	—	(9,938)
Treasury stock retirement (Note 13)	—	—	(10,373)	—	—	—	(39,909)	(1,782,568)	50,282	—
Share-based compensation expense	—	—	8,466	—	—	—	—	—	—	8,466
Net income	—	—	—	—	—	—	105,547	—	—	105,547
Other comprehensive income, net of tax	—	—	—	—	—	5,468	—	—	—	5,468
Balance, September 28, 2024	32,268,022	$ 3	$ 185,977	—	$ —	$ (26,416)	$ —	—	$ —	$ 159,564

The accompanying notes are an integral part of these consolidated financial statements.

BLUE BIRD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Basis of Presentation

Nature of Business

Blue Bird Body Company ("BBBC"), a wholly-owned subsidiary of Blue Bird Corporation, was incorporated in 1958 and has manufactured, assembled and sold school buses to a variety of municipal, federal and commercial customers since 1927. The majority of BBBC's sales are made to an independent dealer network, which in turn sells buses to ultimate end users. References in these notes to financial statements to "Blue Bird," the "Company," "we," "our," or "us" refer to Blue Bird Corporation and its wholly-owned subsidiaries, unless the context specifically indicates otherwise. We are headquartered in Macon, Georgia.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and accounts have been eliminated in consolidation.

The Company's fiscal year ends on the Saturday closest to September 30 with its quarters consisting of thirteen weeks in most years. The fiscal years ended September 28, 2024, September 30, 2023 and October 1, 2022 are referred to herein as "fiscal 2024," "fiscal 2023" and "fiscal 2022," respectively. There were 52 weeks in fiscal 2024, fiscal 2023 and fiscal 2022.

Impacts of Supply Chain Constraints on our Business

During the second half of our fiscal year that ended October 3, 2020 ("fiscal 2020") and first half of our fiscal year that ended on October 2, 2021 ("fiscal 2021"), the novel coronavirus known as "COVID-19" materially affected demand for new buses and replacement/maintenance parts, significantly impacting our business and operations. Although demand for school buses strengthened substantially during the second half of fiscal 2021, the Company, and automotive industry as a whole, began experiencing significant supply chain constraints around this same period of time. These supply chain disruptions had a significant adverse impact our operations and results due to higher purchasing costs, including freight costs incurred to expedite receipt of critical components, increased manufacturing inefficiencies and our inability to complete the production of buses to fulfill sales orders during most of fiscal 2022.

Additionally, Russian military forces launched a large-scale invasion of Ukraine on February 24, 2022, which further exacerbated global supply chain disruptions. While the Company has no assets or customers in either of these countries, this military conflict significantly impacted our financial results, primarily in an indirect manner since the Company does not sell to customers located in, or source goods directly from, either country. Specifically, it contributed to increased volatility in a) costs charged by suppliers for the purchase of inventory that is at least partially dependent on resources originating from either of the countries and b) freight costs, both of which negatively impacted the gross profit recognized on sales during the second half of fiscal 2022 and continuing into fiscal 2023 and fiscal 2024.

Towards the end of fiscal 2022 and continuing into fiscal 2023, there were slight improvements in the supply chain's ability to deliver the parts and components necessary to support our production operations, resulting in increased (i) manufacturing efficiencies and (ii) production of buses to fulfill sales orders during fiscal 2023. However, the higher costs charged by suppliers to procure inventory that continued into fiscal 2023 had a significant adverse impact on our operations and results. Specifically, such cost increases outpaced the increases in sales prices that we charged for the buses that were sold during the first quarter of fiscal 2023, many of which were included in the backlog of fixed price sales orders originating in fiscal 2021 and the early months of fiscal 2022 that carried forward into fiscal 2023. During the remainder of fiscal 2023, the buses that were sold were generally included in the backlog of fixed price sales orders originating more recently (i.e., the latter months of fiscal 2022 and in fiscal 2023), with the cumulative increases in sales prices we charged for those buses generally outpacing the higher costs we paid to procure inventory, resulting in gross profit during the quarters. While the gross margin on bus sales during the second quarter of fiscal 2023 lagged the historical gross margin reported prior to the COVID-19 pandemic, it returned to more normal historical levels during the latter half of fiscal 2023.

Supply chain disruptions continued into fiscal 2024 as there were still occasional shortages of certain critical components as well as ongoing increases in raw materials costs, both of which impacted our business and operations by limiting the number of school buses that we could produce and sell as well as increasing the costs to manufacture buses. Nonetheless, an increase in the number of school buses produced and sold, when coupled with periodic pricing actions taken by the Company to ensure that the increased sales prices charged for buses kept pace with increased costs to procure inventory to produce the buses, resulted in a significant increase in gross profit during fiscal 2024 when compared with fiscal 2023 and fiscal 2022.

Significant uncertainty exists concerning the magnitude and duration of the ongoing supply chain constraints and accordingly, precludes any prediction as to the ultimate severity of the adverse impacts on our business, financial condition, results of operations, and liquidity.

2. Summary of Significant Accounting Policies and Recently Issued Accounting Standards

Use of Estimates and Assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions. At the date of the financial statements, these estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, and during the reporting period, these estimates and assumptions affect the reported amounts of revenues and expenses. For example, significant management judgments are required in determining excess, obsolete, or unsalable inventory, allowance for doubtful accounts, potential impairment of long-lived assets, goodwill and intangible assets, the accounting for self-insurance reserves, warranty reserves, pension obligations, income taxes, environmental liabilities and contingencies. Future events, including continued supply chain constraints and their related economic impacts, and their effects cannot be predicted with certainty, and, accordingly, the Company's accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the Company's consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. The Company evaluates and updates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the Company's evaluations. Actual results could differ from the estimates that the Company has used.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company deposits its cash and cash equivalents, which are or may become in excess of federally insured limits, with many of the same high credit-quality financial institutions with which it has outstanding loans under the Credit Agreement (defined below) and evaluates and manages the risk of credit loss on a net basis. To date, the Company has not experienced any losses related to its cash and cash equivalents balances.

Allowance for Doubtful Accounts

Accounts receivable consist of amounts owed to the Company by customers. The Company monitors collections and payments from customers, and generally does not require collateral. Accounts receivable are generally due within 30 to 90 days. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company reserves for an account when it is considered potentially uncollectible. The Company estimates its allowance for doubtful accounts based on historical experience, aging of accounts receivable and information regarding the creditworthiness of its customers. To date, losses have been within the range of management's expectations. The Company writes off accounts receivable if it determines that the account is uncollectible.

Revenue Recognition

The Company records revenue when the following five steps have been completed:

1. Identification of the contract(s) with a customer;
2. Identification of the performance obligation(s) in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligation(s) in the contract; and
5. Recognition of revenue, when, or as, we satisfy performance obligations.

The Company records revenue when performance obligations are satisfied by transferring control of a promised good or service to the customer. The Company evaluates the transfer of control primarily from the customer's perspective where the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, that good or service.

Our product revenue includes sales of buses and bus parts, each of which are generally recognized as revenue at a point in time, once all conditions for revenue recognition have been met, as they represent our performance obligations in a sale. For buses, control is generally transferred and the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of the product when the product is delivered or when the product has been completed, is ready for delivery, has been paid for, its title has transferred and it is awaiting pickup by the customer. For certain bus sale transactions, we may provide incentives including payment of a limited amount of future interest charges our customers may incur related to their purchase and financing of the bus with third party financing companies. We reduce revenue at the recording date by the full amount of potential future interest we may be obligated to pay, which is an application of the "most likely amount" method. For parts sales, control is generally transferred when the customer has the ability to direct the use of and obtain substantially all of the remaining benefits of the products, which generally coincides with the point in time when the customer has assumed risk of loss and title has passed for the goods sold.

The Company sells extended warranties related to its products. Revenue related to these contracts is recognized based on the stand-alone selling price of the arrangement, on a straight-line basis over the contract period, and costs thereunder are expensed as incurred.

The Company includes shipping and handling revenues, which are costs billed to customers, in net sales on the Consolidated Statements of Operations. Shipping and handling costs incurred are included in cost of goods sold.

See Note 12, *Revenue*, for further revenue information. See Note 3, *Supplemental Financial Information,* for further information on warranties.

Self-Insurance

The Company is self-insured for the majority of its workers' compensation and medical claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon estimates of the aggregate liability for uninsured claims, using loss development factors and actuarial assumptions followed in the insurance industry and historical loss development experience. See Note 3, *Supplemental Financial Information,* and Note 16*, Benefit Plans,* for further information.

Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, accounts payable, revolving credit facility and long-term debt. The carrying amounts of cash and cash equivalents, trade receivables and accounts payable approximate their fair values because of the short-term maturity and highly liquid nature of these instruments. The carrying value of the Company's revolving credit facility and long-term debt approximates fair value due to the variable rates of interest, which reset frequently, relating to these debt instruments. See Note 8, *Debt,* for further discussion.

Derivative Instruments

In limited circumstances, we may utilize derivative instruments to manage certain exposures to changes in foreign currency exchange rates or interest rates relating to variable rate debt. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these derivative instruments are recognized in our operating results or included in other comprehensive income, depending on whether the derivative instrument qualifies, and is appropriately designated, for hedge accounting treatment and if so, whether it represents a fair value or cash flow hedge. Gains and losses on derivative instruments are recognized in the operating results line item that reflects the underlying exposure that was mitigated either via a formal hedge accounting relationship or economically.

Inventories

The Company values inventories at the lower of cost or net realizable value. The Company uses a standard costing methodology, which approximates cost on a first-in, first-out ("FIFO") basis. The Company reviews the standard costs of raw materials, work-in-process and finished goods inventory on a periodic basis to ensure that its inventories approximate current actual costs. Manufacturing cost includes raw materials, direct labor and manufacturing overhead. Obsolete inventory amounts are based on historical usage and assumptions about future demand.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis using the following periods, which represent the estimated useful lives of the assets:

	Years
Buildings	15 - 33
Machinery and equipment	5 - 10
Office furniture, equipment and other	3 - 10
Computer equipment and software	3 - 7

Costs, including capitalized interest and certain design, construction and installation costs related to assets that are under construction and are in the process of being readied for their intended use, are recorded as construction in progress and are not depreciated until such time as the subject asset is placed in service. Repairs and maintenance that do not extend the useful life of the asset are expensed as incurred. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included on our Consolidated Statements of Operations.

Leases

We determine if an arrangement is or contains a lease at inception. The Company enters into lease arrangements primarily for office space, warehouse space, or a combination of both. We elected to account for leases with initial terms of 12 months or less by recording operating lease expense on a straight-line basis instead of recording lease assets or liabilities. For a lease with an initial term greater than 12 months, the Company records a right-of-use ("ROU") asset and lease liability on the Consolidated Balance Sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.

We determine whether the lease is an operating or finance lease at inception based on the information and expectations for the lease at that time. Operating lease ROU assets are included in property, plant and equipment and the lease liabilities are included in other current liabilities and other liabilities on our Consolidated Balance Sheets. Finance lease ROU assets are included in finance lease ROU assets and the lease liabilities are included in finance lease obligations (current) and finance lease obligations (long-term) on our Consolidated Balance Sheets.

Lease ROU assets and liabilities are recorded at commencement date based on the present value of lease payments over the lease term. As the leases recorded typically do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease ROU assets also include any base rental or lease payments made and exclude lease incentives.

The two components of operating lease expense, amortization and interest, are recognized on a straight-line basis over the lease term as a single expense element within selling, general and administrative expenses on the Consolidated Statements of Operations. Under the finance lease model, interest on the lease liability is recognized in interest expense and amortization of ROU assets is recorded on the Consolidated Statements of Operations based on the underlying use of the assets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If we are required to analyze recoverability based on a triggering event, undiscounted future cash flows over the estimated remaining life of the asset, or asset group, are projected. If these projected cash flows are less than the carrying amount, an impairment loss is recognized to the extent the fair value of the asset less any costs of disposition is less than the carrying amount of the asset. Judgments regarding the existence of impairment indicators are based on market and operational performance. Evaluating potential impairment also requires estimates of future operating results and cash flows.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the assets acquired less liabilities assumed in connection with such acquisition. In accordance with the provisions of Accounting Standards Codification Topic ("ASC") 350, *Intangibles—Goodwill and Other*, goodwill and intangible assets with indefinite useful lives acquired in an acquisition are not amortized, but instead are tested for impairment at least annually or more frequently should an event occur or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may include a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit or a portion thereof.

We have two reporting units for which we test goodwill for impairment: Bus and Parts. In the evaluation of goodwill for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. When performing a qualitative assessment, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If, when performing a quantitative assessment, the fair value of a reporting unit is less than its carrying amount, then the amount of the impairment loss, if any, must be measured using step two of the impairment analysis. In step two of the analysis, we would record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value, should such a circumstance arise.

The fair value of the reporting units is estimated primarily using the income approach, which incorporates the use of discounted cash flow ("DCF") analysis. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. The cash flow forecasts are based on approved strategic operating plans and long-term forecasts.

In the evaluation of indefinite lived assets for impairment, we have the option to perform a qualitative assessment to determine whether further impairment testing is necessary, or to perform a quantitative assessment by comparing the fair value of an asset to its carrying amount. The Company's intangible asset with an indefinite useful life is the "Blue Bird" trade name. When performing a qualitative assessment, an entity is not required to calculate the fair value of the asset unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. If a qualitative assessment is not performed or if a quantitative assessment is otherwise required, then the entity compares the fair value of an asset to its carrying amount and the amount of the impairment loss, if any, is the difference between fair value and carrying value. The fair value of our trade name is derived by using the relief from royalty method, which discounts the estimated cash savings we realized by owning the name instead of otherwise having to license or lease it.

Our intangible assets with a definite useful life are amortized over their estimated useful lives, 7 or 20 years, using the straight-line method. The useful lives of our intangible assets are reassessed annually and they are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Debt Issue Costs

Amounts paid directly to lenders or as an original issue discount and amounts classified as issuance costs are recorded as a reduction in the carrying value of the debt, for which the Company had deferred financing costs totaling $1.3 million and $1.5 million at September 28, 2024 and September 30, 2023, respectively, incurred in connection with its debt facilities and related amendments.

All deferred financing costs are amortized to interest expense. The effective interest method is used for debt discounts related to the term loan. The Company's amortization of these costs was $0.4 million, $1.5 million and $1.5 million for fiscal 2024, fiscal 2023 and fiscal 2022, respectively, and is reflected as a component of interest expense on the Consolidated Statements of Operations. See Note 8, *Debt*, for a discussion of the Company's indebtedness.

Pensions

The Company accounts for its pension benefit obligations using actuarial models. The measurement of plan obligations and assets was made at September 30, 2024. Effective January 1, 2006, the benefit plan was frozen to all participants. No accrual of future benefits is earned or calculated beyond this date. Accordingly, our obligation estimate is based on benefits earned at that time discounted using an estimate of the single equivalent discount rate determined by matching the plan's future expected cash flows to spot rates from a yield curve comprised of high-quality corporate bond rates of various durations. The Company recognizes the funded status of its pension plan obligations on the Consolidated Balance Sheet and records in other comprehensive income certain gains and losses that arise during the period, but are deferred under pension accounting rules. Pension expense is recognized as a component of other (expense) income, net on our Consolidated Statements of Operations.

Product Warranty Costs

The Company's products are generally warranted against defects in material and workmanship for a period of one year to five years. A provision for estimated warranty costs is recorded at the time a unit is sold. The methodology to determine the warranty reserve calculates the average expected warranty claims using warranty claims by body type, by month, over the life of the bus, which is then multiplied by remaining months under warranty, by warranty type. Management believes the methodology provides an accurate reserve estimate. Actual claims incurred could differ from the original estimates, requiring future adjustments.

The Bus segment also sells extended warranties related to its products. Revenue related to these contracts is recognized on a straight-line basis over the contract period and costs thereunder are expensed as incurred. All warranty expenses are recorded in the cost of goods sold line on the Consolidated Statements of Operations. The current methodology to determine short-term extended warranty income reserve is based on twelve months of the remaining warranty value for each effective extended warranty at the balance sheet date. See Note 3, *Supplemental Financial Information,* for further information.

Research and Development

Research and development costs are expensed as incurred and included in selling, general and administrative expenses on our Consolidated Statements of Operations. For fiscal 2024, fiscal 2023 and fiscal 2022, the Company expensed $9.4 million, $6.6 million and $6.1 million, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities. The Company evaluates its ability, based on the weight of evidence available, to realize future tax benefits from deferred tax assets and establishes a valuation allowance to reduce a deferred tax asset to a level which, more likely than not, will be realized in future years.

The Company recognizes uncertain tax positions based on a cumulative probability assessment if it is more likely than not that the tax position will be sustained upon examination by an appropriate tax authority with full knowledge of all information. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Amounts recorded for uncertain tax positions are periodically assessed, including the evaluation of new facts and circumstances, to ensure sustainability of the positions. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

The Company's policy for releasing income tax effects from accumulated other comprehensive loss is to use a specific identification approach.

Environmental Liabilities

The Company records reserves for environmental liabilities on a discounted basis when environmental investigation and remediation obligations are probable and related costs are reasonably estimable. See Note 10, *Guarantees, Commitments and Contingencies,* for further information.

Retirement of Common Stock

When the Company decides to actually or constructively retire the shares of common stock it has repurchased, including those repurchases that have been previously reflected as treasury stock within its historical consolidated financial statements, it records the amount paid in excess of par value as a reduction in retained earnings, to the extent such recording does not reduce retained earning to an amount below zero. In those instances in which such recording would reduce retained earnings below zero, it records the difference as a reduction in additional paid-in capital. See Note 13, *Stockholders' (Deficit) Equity*, for further information.

Segment Reporting

Operating segments are components of an entity that engage in business activities with discrete financial information available that is regularly reviewed by the chief operating decision maker ("CODM") in order to assess performance and allocate resources. The Company's CODM is its President and Chief Executive Officer. As discussed further in Note 11, *Segment Information*, the Company determined its operating and reportable segments to be Bus and Parts. The Bus segment includes the manufacturing and assembly of school buses to be sold to a variety of customers across the U.S., Canada and in certain limited international markets. The Parts segment consists primarily of the purchase of parts from third parties to be sold to dealers within the Company's network and certain large fleet customers.

Statement of Cash Flows

We classify distributions received from our equity method investment(s), if any, using the nature of distribution approach, such that distributions received are classified based on the nature of the activity of the investee that generated the distribution. Returns on investment are classified within operating activities, while returns of investment are classified within investing activities.

The exchange of cash, if any, associated with derivative transactions is classified in the same category as the cash flows from the underlying items giving rise to the foreign currency or interest rate exposures.

Recently Issued Accounting Standards

ASU 2023-07 On November 27, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

ASU 2023-09 On December 14, 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires entities to disclose more detailed information in their reconciliation of their statutory tax rate to their effective tax rate. Public business entities ("PBEs") are required to provide this incremental detail in a numerical, tabular format. The ASU also requires entities to disclose more detailed information about income taxes paid, including by jurisdiction; pretax income (or loss) from continuing operations; and income tax expense (or benefit). The ASU is effective for PBEs in fiscal years beginning after December 15, 2024, with early adoption permitted.

ASU 2024-03 On November 4, 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires PBEs to disclose disaggregated information about certain income statement expense line items. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.

The new ASUs will not impact amounts recorded in the consolidated financial statements, but, instead, will require more detailed disclosures in the footnotes to the financial statements. The Company plans to provide the updated disclosures required by the ASUs in the periods in which they are effective.

Any recently issued accounting standards not identified above do not apply to the Company or the impact is expected to be immaterial.

3. Supplemental Financial Information

Accounts Receivable

Accounts receivable, net, consisted of the following at the dates indicated:

(*in thousands*)	September 28, 2024		September 30, 2023	
Accounts receivable	$	59,199	$	12,674
Allowance for doubtful accounts		(100)		(100)
Accounts receivable, net	$	59,099	$	12,574

Product Warranties

The following table reflects activity in accrued warranty cost (current and long-term portion combined) for the fiscal years presented:

(in thousands)	2024		2023		2022	
Balance at beginning of period	$	15,434	$	15,970	$	18,550
Add: current period accruals		9,985		9,084		7,348
Less: current period reductions of accrual		(9,240)		(9,620)		(9,928)
Balance at end of period	$	16,179	$	15,434	$	15,970

Extended Warranties

The following table reflects activity in deferred warranty income (current and long-term portions combined), for the sale of extended warranties of two years to five years, for the fiscal years presented:

(in thousands)	2024		2023		2022	
Balance at beginning of period	$	23,123	$	18,795	$	20,144
Add: current period deferred income		13,245		12,013		6,847
Less: current period recognition of income		(8,406)		(7,685)		(8,196)
Balance at end of period	$	27,962	$	23,123	$	18,795

The outstanding balance of deferred warranty income in the table above is considered a "contract liability," and represents a performance obligation of the Company that we satisfy over the term of the arrangement but for which we have been paid in full at the time the warranty was sold. We expect to recognize $9.4 million of the outstanding contract liability in fiscal 2025, and the remaining balance thereafter.

Other Current Liabilities

The balance in other current liabilities as of September 28, 2024 and September 30, 2023 includes approximately $2.2 million and $18.5 million, respectively, of funds awarded by the U.S. Environmental Protection Agency in administering the Clean School Bus Program ("CSBP") that was signed into law in mid-November 2021. The CSBP allocates federal funds to help local school jurisdictions purchase zero- and low-emission school buses over a five year period. The Company recorded the receipt of these funds as deferred revenue. The balance at September 30, 2023 was largely recognized as revenue during the first half of 2024 and the Company expects to recognize the vast majority of the September 28, 2024 balance as revenue during the first half of fiscal 2025, as the underlying buses are produced and delivered.

Self-Insurance

The following table reflects the total accrued self-insurance liability, comprised of workers' compensation and health insurance related claims, at the dates indicated:

(in thousands)	September 28, 2024		September 30, 2023	
Current portion	$	5,008	$	4,475
Long-term portion		2,248		1,771
Total accrued self-insurance	$	7,256	$	6,246

The current and long-term portions of the accrued self-insurance liability are included in accrued expenses and other liabilities, respectively, on the accompanying Consolidated Balance Sheets.

Shipping and Handling

Shipping and handling revenues recognized were $21.7 million, $18.5 million and $16.0 million for fiscal 2024, fiscal 2023 and fiscal 2022, respectively. The related cost of goods sold were $19.9 million, $16.6 million and $14.3 million for fiscal 2024, fiscal 2023 and fiscal 2022, respectively.

Derivative Instruments

On October 24, 2018, the Company entered into a four year interest rate collar with a $150.0 million notional value with an effective date of November 30, 2018. The collar was entered into in order to partially mitigate our exposure to interest rate fluctuations on our variable rate debt. The collar established a range where we paid the counterparty if the three month U.S. Dollar London Interbank Offered Rate ("LIBOR") fell below the established floor rate of 1.5%, and the counterparty paid us if the three month LIBOR exceeded the ceiling rate of 3.3%. The collar settled quarterly through the termination date of September 30, 2022. No payments or receipts were exchanged on the interest rate collar contracts unless interest rates rose above or fell below the contracted ceiling or floor rates. Throughout much of fiscal 2022, the three month LIBOR fell below the established floor, which required us to make $1.2 million in total cash payments to the counterparty.

4. Inventories

The following table presents components of inventories at the dates indicated:

(in thousands)	September 28, 2024	September 30, 2023
Raw materials	$ 83,027	$ 88,116
Work in process	32,556	45,875
Finished goods	12,215	1,295
Total inventories	$ 127,798	$ 135,286

At October 1, 2022, certain Bus segment inventory had an approximate $8.8 million cumulative cost in excess of net realizable value, which was recognized as a loss in fiscal 2022. No such cumulative loss in excess of net realizable value was present at September 28, 2024 or September 30, 2023 and no such losses were recognized in fiscal 2024 or fiscal 2023.

5. Property, Plant and Equipment

Property, plant and equipment, net, consisted of the following at the dates indicated:

(in thousands)	September 28, 2024	September 30, 2023
Land	$ 2,504	$ 2,504
Buildings	65,237	64,206
Machinery and equipment	121,048	115,248
Office furniture, equipment and other	2,467	2,355
Computer equipment and software	20,718	20,662
Construction in process	12,408	7,151
Property, plant and equipment, gross	224,382	212,126
Accumulated depreciation and amortization	(131,413)	(121,323)
Operating lease right-of-use assets (1)	4,353	4,298
Property, plant and equipment, net	$ 97,322	$ 95,101

(1) Further information is included in Note 10, *Guarantees, Commitments and Contingencies*.

Depreciation and amortization expense for property, plant and equipment was $12.2 million, $13.3 million, and $10.9 million for fiscal 2024, fiscal 2023, and fiscal 2022, respectively.

We capitalized $0.3 million of interest expense in fiscal 2024 related to the construction of plant manufacturing assets.

A $1.4 million impairment loss for certain equipment that was no longer used in the Bus segment production process was recognized in fiscal 2022. No impairment loss was recognized in fiscal 2024 or fiscal 2023.

6. Goodwill

The carrying amounts of goodwill by reporting unit are as follows at the dates indicated:

(in thousands)	Gross Goodwill		Accumulated Impairments		Net Goodwill	
September 28, 2024						
Bus	$	15,139	$	—	$	15,139
Parts		3,686		—		3,686
Total	$	18,825	$	—	$	18,825
September 30, 2023						
Bus	$	15,139	$	—	$	15,139
Parts		3,686		—		3,686
Total	$	18,825	$	—	$	18,825

In the fourth quarters of fiscal 2024 and fiscal 2023, we performed our annual impairment assessment of goodwill that did not indicate that an impairment existed; therefore, no impairments of goodwill have been recorded.

7. Intangible Assets

The gross carrying amounts and accumulated amortization of intangible assets are as follows at the dates indicated:

	September 28, 2024					September 30, 2023				
(in thousands)	Gross Carrying Amount		Accumulated Amortization		Total	Gross Carrying Amount		Accumulated Amortization		Total
Finite lived: Engineering designs	$ 3,156	$	3,156	$	—	$ 3,156	$	3,156	$	—
Finite lived: Customer relationships	37,425		33,687		3,738	37,425		31,817		5,608
Total amortized intangible assets	40,581		36,843		3,738	40,581		34,973		5,608
Indefinite lived: Trade name	39,816		—		39,816	39,816		—		39,816
Total intangible assets	$ 80,397	$	36,843	$	43,554	$ 80,397	$	34,973	$	45,424

Management considers the "Blue Bird" trade name to have an indefinite useful life and, accordingly, it is not subject to amortization. Management reached this conclusion principally due to the longevity of the Blue Bird name and because management considers renewal upon reaching the legal limit of the trademarks related to the trade name as perfunctory. The Company expects to maintain usage of the trade name on existing products and introduce new products in the future that will also display the trade name. During the fourth quarters of fiscal 2024 and fiscal 2023, we performed our annual impairment assessment of our trade name, which did not indicate that an impairment existed; therefore, no impairment of our indefinite lived intangible asset has been recorded.

Customer relationships are amortized on a straight-line basis over an estimated life of 20 years. Engineering designs are amortized on a straight-line basis over an estimated life of 7 years. Total amortization expense for intangible assets was $1.9 million, $2.0 million, and $2.0 million for fiscal 2024, fiscal 2023, and fiscal 2022, respectively.

Remaining amortization expense for finite lived intangible assets is expected to be as follows:

(in thousands)		
Fiscal Years Ending	**Amortization Expense**	
2025	$	1,869
2026		1,869
Total amortization expense	$	3,738

8. Debt

2016 Credit Agreement

On December 12, 2016, BBBC ("Borrower"), executed a $235.0 million five-year credit agreement with Bank of Montreal, which acted as the administrative agent and an issuing bank, Fifth Third Bank, as co-syndication agent and an issuing bank, and Regions Bank, as co-syndication agent, together with other lenders ("2016 Credit Agreement").

The credit facilities provided for under the 2016 Credit Agreement consisted of a term loan facility in an aggregate initial principal amount of $160.0 million (the "2016 Term Loan Facility") and a revolving credit facility with aggregate commitments of $75.0 million. The revolving credit facility included a $15.0 million letter of credit sub-facility and a $5.0 million swing-line sub-facility ("2016 Revolving Credit Facility," and together with the 2016 Term Loan Facility, each a "2016 Credit Facility" and collectively, the "2016 Credit Facilities"). The obligations under the 2016 Credit Agreement and the related loan documents (including without limitation, the borrowings under the 2016 Credit Facilities and obligations in respect of certain cash management and hedging obligations owing to the agents, the lenders or their affiliates), were, in each case, secured by a lien on and security interest in substantially all of the assets of the Company and its subsidiaries including the Borrower, with certain exclusions as set forth in a collateral agreement entered into on the closing date.

First Amendment to the 2016 Credit Agreement

On September 13, 2018, the Company entered into a first amendment to the 2016 Credit Agreement ("First Amended 2016 Credit Agreement"). The First Amended 2016 Credit Agreement provided for additional funding of $50.0 million and was funded in the first quarter of the fiscal year that ended September 28, 2019. Substantially all of the proceeds were used to complete a tender offer to purchase shares of our common and preferred stock.

The First Amended 2016 Credit Agreement also increased the revolving credit facility to $100.0 million from $75.0 million, a $25.0 million increase. The amendment extended the maturity date to September 13, 2023, five years from the effective date of the first amendment. The first amendment also amended the interest rate pricing matrix (as follows) as well as the principal payment schedule (which was subsequently amended as discussed below). In connection with the First Amended 2016 Credit Agreement, we incurred $2.0 million of debt discount and issuance costs, which were recorded as contra-debt and were being amortized over the life of the Amended 2016 Credit Agreement (defined below) using the effective interest method.

The interest rate on the 2016 Term Loan Facility was (i) from the first amendment effective date until the first quarter ended on or about September 30, 2018, LIBOR plus 2.25%, and (ii) commencing with the fiscal quarter ended on or about September 30, 2018 and thereafter, dependent on the Total Net Leverage Ratio ("TNLR") of the Company, an election of either base rate ("ABR") or LIBOR pursuant to the table below:

Level	Total Net Leverage Ratio	ABR Loans	LIBOR Loans
I	Less than 2.00x	0.75%	1.75%
II	Greater than or equal to 2.00x and less than 2.50x	1.00%	2.00%
III	Greater than or equal to 2.50x and less than 3.00x	1.25%	2.25%
IV	Greater than or equal to 3.00x and less than 3.25x	1.50%	2.50%
V	Greater than or equal to 3.25x and less than 3.50x	1.75%	2.75%
VI	Greater than 3.50x	2.00%	3.00%

Second Amendment to the 2016 Credit Agreement

On May 7, 2020, the Company entered into a second amendment to the 2016 Credit Agreement and First Amended 2016 Credit Agreement ("Second Amended 2016 Credit Agreement"). The Second Amended 2016 Credit Agreement provided $41.9 million in additional revolving commitments bringing the total revolving commitments to $141.9 million. The revolving commitments under the Second Amended 2016 Credit Agreement were scheduled to mature on September 13, 2023, which was the fifth anniversary of the effective date of the First Amended 2016 Credit Agreement. The interest rate pricing grid remained unchanged, but the LIBOR floor was amended from 0% to 0.75%. We incurred $0.9 million in fees related to the amendment. The fees were capitalized to other assets on the Consolidated Balance Sheets and were being amortized on a straight-line basis to interest expense until maturity of the Amended 2016 Credit Agreement (defined below).

Third Amendment to the 2016 Credit Agreement

On December 4, 2020, the Company executed a third amendment to the 2016 Credit Agreement, First Amended 2016 Credit Agreement and Second Amended 2016 Credit Agreement ("Third Amended 2016 Credit Agreement"). The Third Amended 2016 Credit Agreement, among other things, provided for certain temporary amendments to the 2016 Credit Agreement from the third amendment effective date through and including the first date on which (a)(i) a compliance certificate was timely delivered with respect to a fiscal quarter ending on or after March 31, 2022 demonstrating compliance with certain financial performance covenants for such fiscal quarter (the "Limited Availability Period"), or (ii) the Borrower elected to terminate the Limited Availability Period; and (b) the absence of a default or event of default.

Amendments to the financial performance covenants provided that during the Limited Availability Period, a higher maximum TNLR was permitted, and required the Company to maintain liquidity (in the form of undrawn availability under the 2016 Revolving Credit Facility and unrestricted cash and cash equivalents) of at least $15.0 million. For the duration between the fiscal quarter ended on or around December 31, 2020 and the fiscal quarter ended on or around September 30, 2021 that fell within the Limited Availability Period, a quarterly minimum consolidated EBITDA covenant applied instead of a maximum TNLR.

The pricing grid in the First Amended 2016 Credit Agreement, which was based on the ratio of the Company's consolidated net debt to consolidated EBITDA, remained unchanged. However, during the Limited Availability Period, an additional margin of 0.50% applied.

During the Limited Availability Period, the Amended 2016 Credit Agreement required that Borrower prepay existing revolving loans and, if undrawn and unreimbursed letters of credit exceeded $7.0 million, cash collateralize letters of credit if unrestricted cash and cash equivalents exceeded $20.0 million, as determined on a semimonthly basis. Any issuance, amendment, renewal, or extension of credit during the Limited Availability Period could not cause unrestricted cash and cash equivalents to exceed $20.0 million, or cause the aggregate outstanding 2016 Revolving Credit Facility principal to exceed $100.0 million. The Third Amended 2016 Credit Agreement also implemented a cap on permissible investments, restricted payments, certain payments of indebtedness and the fair market value of all assets subject to permitted dispositions during the Limited Availability Period.

For the duration of the Limited Availability Period, the Amended 2016 Credit Agreement (defined below) set forth additional monthly reporting requirements, and required subordination agreements and intercreditor arrangements for certain other indebtedness and liens subject to administrative agent approval.

The Company incurred approximately $2.5 million in lender fees and other issuance costs relating to the third amendment. Of such total, approximately $1.1 million and $0.9 million was capitalized within other assets and long-term debt (as a contra-balance), respectively, on the Consolidated Balance Sheets and were being amortized as an adjustment to interest expense on a straight-line basis and utilizing the effective interest method, respectively, until maturity of the Amended 2016 Credit Agreement (defined below). The remaining approximate $0.5 million was recorded to loss on debt modification on the Consolidated Statements of Operations.

In conjunction with executing the third amendment, previously capitalized lender fees and other issuance costs incurred in prior periods totaling approximately $0.1 million were expensed to loss on debt modification on the Consolidated Statements of Operations.

Fourth Amendment to the 2016 Credit Agreement

On November 24, 2021, the Company executed a fourth amendment to the 2016 Credit Agreement, First Amended 2016 Credit Agreement, Second Amended 2016 Credit Agreement and Third Amended 2016 Credit Agreement (the "Fourth Amended 2016 Credit Agreement"). The Fourth Amended 2016 Credit Agreement, among other things, provided for certain temporary amendments to the 2016 Credit Agreement from the third amendment effective date through and including (a) April 1, 2023 (the "Amended Limited Availability Period"), or (b) the first date on which Borrower elected to terminate the Amended Limited Availability Period, in each case, subject to (x) the absence of a default or event of default and (y) pro forma compliance with the financial covenant performance covenants under the Fourth Amended 2016 Credit Agreement.

With respect to the financial performance covenants, during the Amended Limited Availability Period for the fiscal quarters ended January 1, 2022 through October 1, 2022, the TNLR requirement was not applicable, although it continued to impact the interest rate that was charged on outstanding borrowings as discussed below. Instead, the minimum consolidated EBITDA that the Company was required to maintain during the Amended Limited Availability Period was updated to include fiscal 2022 as set forth in the table below (in millions):

Period	Minimum Consolidated EBITDA
Fiscal quarter ending January 1, 2022	$14.5
Fiscal quarter ending April 2, 2022	$(4.5)
Fiscal quarter ending July 2, 2022	$(6.8)
Fiscal quarter ending October 1, 2022	$20.0

However, in the event that Borrower elected to terminate the Amended Limited Availability Period in fiscal 2022, the maximum TNLR permitted was 3.50x.

The minimum liquidity (in the form of undrawn availability under the 2016 Revolving Credit Facility and unrestricted cash and cash equivalents) that the Company was required to maintain during the Amended Limited Availability Period was amended as set forth in the table below (in millions):

Period	Minimum Liquidity
Fourth amendment effective date through January 1, 2022	$10.0
January 2, 2022 through April 2, 2022	$5.0
April 3, 2022 through July 2, 2022	$15.0
Thereafter	$20.0

Additionally, a new financial performance covenant was added in the Fourth Amended 2016 Credit Agreement, requiring that school bus units manufactured by the Company ("Units") not fall below the pre-set thresholds set forth in the table below on a three month trailing basis ("Units Covenant"). The Units Covenant was triggered only if the Company's liquidity for the most-recently ended fiscal month was less than $50 million during the Amended Limited Availability Period:

Period	Minimum Units Manufactured
Three month period ending November 27, 2021	1,128
Three month period ending January 1, 2022	776
Three month period ending January 29, 2022	748
Three month period ending February 26, 2022	727
Three month period ending April 2, 2022	763
Three month period ending April 30, 2022	1,111
Three month period ending May 28, 2022	1,525
Three month period ending July 2, 2022	2,053
Three month period ending July 30, 2022	2,072
Three month period ending August 27, 2022	2,199
Three month period ending October 1, 2022	2,306

If the Units during any three fiscal month period set forth above was less than the minimum required by the Units Covenant, Borrower could elect to carry forward up to 50% of certain applicable excess Units to satisfy the Units Covenant requirement. However, Borrower could not make such election in two consecutive three fiscal month periods.

The pricing grid in the Fourth Amended 2016 Credit Agreement, which was based on the TNLR, was determined in accordance with the amended pricing matrix set forth below:

Level	Total Net Leverage Ratio	ABR Loans	LIBOR Loans
I	Less than 2.00x	0.75%	1.75%
II	Greater than or equal to 2.00x and less than 2.50x	1.00%	2.00%
III	Greater than or equal to 2.50x and less than 3.00x	1.25%	2.25%
IV	Greater than or equal to 3.00x and less than 3.25x	1.50%	2.50%
V	Greater than or equal to 3.25x and less than 3.50x	1.75%	2.75%
VI	Greater than or equal to 3.50x and less than 4.50x	2.00%	3.00%
VII	Greater than or equal to 4.50x and less than 5.00x	3.25%	4.25%
VIII	Greater than 5.00x	4.25%	5.25%

During the Amended Limited Availability Period (notwithstanding the pricing grid set forth above), the applicable rate was (a) solely to the extent that the aggregate revolving exposures exceeded $100.0 million, 5.75% with respect to such excess and (b) with respect to all other revolving exposures, the sum of the rate determined by the administrative agent in accordance with the pricing grid set forth above, plus 0.50%.

Additional allowances were made in the Fourth Amended 2016 Credit Agreement for the Company to issue or incur up to $100.0 million of qualified equity interests issued by the Company, unsecured subordinated indebtedness or unsecured convertible indebtedness (collectively, "Junior Capital"). Upon the issuance or incurrence of any Junior Capital, the Company was required to prepay the outstanding revolving loans (with no permanent reduction in the revolving commitments) in an amount equal to the lesser of (a) 100% of the net proceeds from such Junior Capital and (b) the aggregate of revolving exposures then outstanding. Prior to the initial issuance or incurrence of any Junior Capital, any issuance, amendment, renewal, or extension of credit during the Amended Limited Availability Period could not cause the aggregate outstanding 2016 Revolving Credit Facility principal to exceed $110.0 million ("Availability Cap"). Following the issuance and sale of $75.0 million of common stock in a private placement transaction on December 15, 2021 (see Note 13, *Stockholders' (Deficit) Equity*, for further details), the Availability Cap was permanently reduced to $100.0 million.

For the duration of the Amended Limited Availability Period, the Fourth Amended 2016 Credit Agreement set forth additional monthly reporting requirements in connection with the manufactured school bus units required by the financial performance covenants, when applicable.

The Company incurred approximately $2.5 million in lender fees and other issuance costs relating to the fourth amendment. Of such total, approximately $1.1 million and $0.8 million was capitalized within other assets and long-term debt (as a contra-balance), respectively, on the Consolidated Balance Sheets and was being amortized as an adjustment to interest expense on a straight-line basis and utilizing the effective interest method, respectively, until maturity of the Amended 2016 Credit Agreement (defined below). The remaining approximate $0.5 million was recorded to loss on debt modification on the Consolidated Statements of Operations.

In conjunction with executing the fourth amendment, previously capitalized lender fees and other issuance costs incurred in prior periods totaling approximately $0.1 million were also expensed to loss on debt modification on the Consolidated Statements of Operations.

Fifth Amendment and Limited Waiver to the 2016 Credit Agreement

On September 2, 2022, the Company executed a fifth amendment and limited waiver to the 2016 Credit Agreement, First Amended 2016 Credit Agreement, Second Amended 2016 Credit Agreement, Third Amended 2016 Credit Agreement and Fourth Amended 2016 Credit Agreement ("Fifth Amended 2016 Credit Agreement"). The Fifth Amended 2016 Credit Agreement, among other things, resulted in Borrower and administrative agent jointly electing an early opt-in to change one of the market interest rate indices that Borrower could elect to accrue interest on outstanding borrowings from LIBOR, which was discontinued subsequent to June 30, 2023, to the Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York ("SOFR"). Such change became effective at the end of the applicable interest period for any LIBOR borrowings outstanding on the fifth amendment effective date.

The Fifth Amended 2016 Credit Agreement also provided covenant relief, through December 31, 2022, via a waiver of the $20.0 million minimum consolidated EBITDA covenant calculated on a four quarter trailing basis for the fiscal quarter ended October 1, 2022 and the 2,306 minimum Units Covenant calculated on a three fiscal month trailing basis for the fiscal month ended October 1, 2022. The Company requested such covenant relief given the supply chain disruptions that continued to challenge the Company throughout fiscal 2022.

Finally, the Fifth Amended 2016 Credit Agreement required the Company to provide a rolling thirteen week cash flow forecast to the administrative agent, on a monthly basis, beginning with the fiscal month ended August 27, 2022 and ending with the fiscal month ending April 1, 2023.

The Company incurred approximately $0.3 million in lender fees and other issuance costs relating to the fifth amendment. Of such total, approximately $0.1 million and $0.1 million was capitalized within other assets and long-term debt (as a contra-balance), respectively, on the Consolidated Balance Sheets and was being amortized as an adjustment to interest expense on a straight-line basis and utilizing the effective interest method, respectively, until maturity of the Amended 2016 Credit Agreement (defined below). The remaining approximate $0.1 million was recorded to loss on debt modification on the Consolidated Statements of Operations.

Sixth Amendment to the 2016 Credit Agreement

On November 21, 2022, the Company executed a sixth amendment to the 2016 Credit Agreement, First Amended 2016 Credit Agreement, Second Amended 2016 Credit Agreement, Third Amended 2016 Credit Agreement, Fourth Amended 2016 Credit Agreement and Fifth Amended 2016 Credit Agreement ("Sixth Amended 2016 Credit Agreement" and collectively, the "Amended 2016 Credit Agreement"). The Sixth Amended 2016 Credit Agreement, among other things, extended the maturity date for both the 2016 Term Loan Facility and 2016 Revolving Credit Facility from September 13, 2023 to December 31, 2024. The total 2016 Revolving Credit Facility commitment was reduced to an aggregate principal amount of $90.0 million, of which $80.0 million was available for Borrower to draw, with the remaining $10.0 million subject to written approval from the lenders, which, once obtained, was irrevocable. There was no change in the 2016 Term Loan Facility commitment; however, the Sixth Amended 2016 Credit Agreement required principal repayments approximating $5.0 million on a quarterly basis through September 30, 2024, with the remaining balance due upon maturity. There were $151.6 million of term loan borrowings outstanding on the sixth amendment effective date.

The Sixth Amended 2016 Credit Agreement also provided for temporary amendments to certain financial performance covenants during the Amended Limited Availability Period, which terminated on the date on which the Company's TNLR for the two fiscal quarters most recently ended was each less than 4.00x and no default or event of default had occurred and was continuing. However, the Amended Limited Available Period could re-occur upon a default or event of default or if the TNLR for the immediately preceding fiscal quarter was equal to or greater than 4.00x.

The minimum consolidated EBITDA that the Company was required to maintain during the Amended Limited Availability Period was updated as set forth in the table below (in millions):

Period	Minimum Consolidated EBITDA
Fiscal quarter ending July 1, 2023	$50.0
Fiscal quarter ending September 30, 2023	$60.0

For purposes of complying with the above minimum consolidated EBITDA covenant, the Company's consolidated EBITDA for the (i) two fiscal quarter period ending July 1, 2023 was multiplied by 2 and (ii) three fiscal quarter period ending September 30, 2023 was multiplied by 4/3.

The minimum liquidity (in the form of undrawn availability under the 2016 Revolving Credit Facility and unrestricted cash and cash equivalents) that the Company was required to maintain at the end of each fiscal month during the Amended Limited Availability Period was amended as set forth in the table below (in millions):

Period	Minimum Liquidity
Sixth amendment effective date through December 30, 2023	$30.0

Additionally, the Units Covenant was amended for Units to be calculated at the end of each applicable fiscal month on a cumulative basis, with the minimum cumulative threshold that the Company was required to maintain during the Amended Limited Availability Period amended as set forth in the table below. The Units Covenant was triggered only if the Company's liquidity for the most-recently ended fiscal month was less than $50.0 million during the Amended Limited Availability Period:

Period	Minimum Units Manufactured
Period from October 2, 2022 and ending October 29, 2022	450
Period from October 2, 2022 and ending November 26, 2022	900
Period from October 2, 2022 and ending December 31, 2022	1,400
Period from October 2, 2022 and ending January 28, 2023	1,900
Period from October 2, 2022 and ending February 25, 2023	2,400
Period from October 2, 2022 and ending April 1, 2023	3,000

The Company was not required to comply with a maximum TNLR financial maintenance covenant for any fiscal quarters from the sixth amendment effective date through September 30, 2023, with the maximum threshold amended thereafter as follows:

Period	Maximum Total Net Leverage Ratio
Fiscal Quarter ending December 30, 2023 through the fiscal quarter ending March 30, 2024	4.00:1.00
Fiscal quarter ending June 29, 2024 and thereafter	3.50:1.00

The pricing grid in the Amended 2016 Credit Agreement, which was based on the TNLR, was applicable to both term loan and revolving borrowings and was determined in accordance with the amended pricing matrix set forth below:

Level	Total Net Leverage Ratio	ABR Loans	SOFR Loans
I	Less than 2.00x	0.75%	1.75%
II	Greater than or equal to 2.00x and less than 2.50x	1.00%	2.00%
III	Greater than or equal to 2.50x and less than 3.00x	1.25%	2.25%
IV	Greater than or equal to 3.00x and less than 3.25x	1.50%	2.50%
V	Greater than or equal to 3.25x and less than 3.50x	1.75%	2.75%
VI	Greater than or equal to 3.50x and less than 4.00x	2.00%	3.00%
VII	Greater than or equal to 4.00x and less than 4.50x	2.75%	3.75%
VIII	Greater than or equal to 4.50x and less than 5.00x	3.75%	4.75%
IX	Greater than 5.00x	4.75%	5.75%

Further, the pricing margins for levels VII though IX above were each increased (x) by 0.25% if the aggregate revolving borrowings were equal to or greater than $50.0 million and less than or equal to $80.0 million and (y) by 0.50% if the aggregate revolving borrowings were greater than $80.0 million. On the sixth amendment effective date, the interest rate was set at SOFR plus 5.75% and was adjusted, as applicable, for the fiscal quarter ending December 31, 2022 and subsequently in accordance with the amended pricing grid set forth above.

Finally, the Company was required to deliver to the administrative agent, on a quarterly basis, a projected consolidated balance sheet and consolidated statements of projected operations and cash flows for the next four fiscal quarter period.

The Company incurred approximately $3.3 million in lender fees and other issuance costs relating to the sixth amendment. Of such total, approximately $1.2 million and $1.5 million was capitalized within other assets and long-term debt (as a contra-balance), respectively, on the Consolidated Balance Sheets and was being amortized as an adjustment to interest expense on a straight-line basis and utilizing the effective interest method, respectively, until maturity of the Amended 2016 Credit Agreement. The remaining approximate $0.5 million was recorded to loss on debt modification on the Consolidated Statements of Operations.

Fiscal 2024 Credit Agreement

On November 17, 2023 (the "Closing Date"), BBBC, as Borrower, executed a $250.0 million five-year credit agreement with Bank of Montreal, acting as administrative agent and an issuing bank; several joint lead arranger partners and issuing banks, including Bank of America; and a syndicate of other lenders (the "Credit Agreement").

The credit facilities provided for under the Credit Agreement consist of a term loan facility in an aggregate initial principal amount of $100.0 million (the "Term Loan Facility") and a revolving credit facility with aggregate commitments of $150.0 million. The revolving credit facility includes a $25.0 million letter of credit sub-facility and $5.0 million swingline sub-facility (the "Revolving Credit Facility," and together with the Term Loan Facility, each a "Credit Facility" and collectively, the "Credit Facilities").

A minimum of $100.0 million of additional term loans and/or revolving credit commitments may be incurred under the Credit Agreement, subject to certain limitations as set forth in the Credit Agreement, and which additional loans and/or commitments would require further commitments from existing lenders or from new lenders.

Borrower has the right to prepay the loans outstanding under the Credit Facilities without premium or penalty (subject to customary breakage costs, if applicable). Additionally, proceeds from asset sales, condemnation, casualty insurance and/or debt issuances (in certain circumstances) are required to be used to prepay borrowings outstanding under the Credit Facilities. Borrowings under the Term Loan Facility, which were made on the Closing Date, may not be reborrowed once they are repaid while borrowings under the Revolving Credit Facility may be repaid and reborrowed from time to time at our election.

The Term Loan Facility is subject to amortization of principal, payable in equal quarterly installments on the last day of each fiscal quarter, which commenced on March 30, 2024, with 5.0% of the $100.0 million aggregate principal amount of all initial term loans outstanding at the Closing Date payable each year prior to the maturity date of the Term Loan Facility. The remaining initial aggregate principal amount outstanding under the Term Loan Facility, as well as any outstanding borrowings under the Revolving Credit Facility, will be payable on the November 17, 2028 maturity date of the Credit Agreement.

The Credit Facilities are guaranteed by all of the Company's wholly-owned domestic restricted subsidiaries (subject to customary exceptions) and are secured by a security agreement which pledges a lien on virtually all of the assets of Borrower, the Company and the Company's other wholly-owned domestic restricted subsidiaries, other than any owned or leased real property and subject to customary exceptions.

The $100.0 million of Term Loan Facility proceeds and $36.2 million of Revolving Credit Facility proceeds that were borrowed on the Closing Date were used to pay (i) the $131.8 million of term loan indebtedness outstanding under the Amended 2016 Credit Agreement, (ii) interest and commitment fees accrued under the Amended 2016 Credit Agreement through the Closing Date and (iii) transaction costs associated with the consummation of the Credit Agreement.

Under the terms of the Credit Agreement, Borrower, the Company and the Company's other wholly-owned domestic restricted subsidiaries are subject to customary affirmative and negative covenants and events of default for facilities of this type (with customary grace periods, as applicable, and lender remedies).

Borrowings under the Credit Facilities bear interest, at our option, at (i) ABR or (ii) SOFR plus 0.10%, plus an applicable margin depending on the TNLR (which is defined in the Credit Agreement as the ratio of consolidated net debt to consolidated EBITDA on a trailing four quarter basis) of the Company as follows:

Level	TNLR	ABR Loans	SOFR Loans
I	Less than 1.00x	0.75%	1.75%
II	Greater than or equal to 1.00x and less than 1.50x	1.50%	2.50%
III	Greater than or equal to 1.50x and less than 2.25x	2.00%	3.00%
IV	Greater than or equal to 2.25x	2.25%	3.25%

Pricing on the Closing Date was set at Level III until receipt of the financial information and related compliance certificate for the first fiscal quarter that ended after the Closing Date, with pricing as of September 28, 2024 set at Level I.

Borrower is also required to pay lenders an unused commitment fee of between 0.25% and 0.45% per annum on the undrawn commitments under the Revolving Credit Facility, depending on the TNLR, quarterly in arrears.

The Credit Agreement also includes a requirement that the Company comply with the following financial covenants on the last day of each fiscal quarter through maturity: (i) a pro forma TNLR of not greater than 3.00:1.00 and (ii) a pro forma fixed charge coverage ratio (as defined in the Credit Agreement) of not less than 1.20:1.00. The Company was in compliance with such covenants as of September 28, 2024.

The Company incurred approximately $3.1 million in lender fees and other issuance costs relating to the Credit Agreement. Of such total, approximately $1.9 million and $0.8 million was capitalized within other assets and long-term debt (as a contra-balance), respectively, on the Condensed Consolidated Balance Sheets and is being amortized as an adjustment to interest expense on a straight-line basis and utilizing the effective interest method, respectively, until maturity of the Credit Agreement. The remaining approximate $0.4 million was recorded to loss on debt refinancing or modification on the Condensed Consolidated Statements of Operations.

In conjunction with executing the Credit Agreement, previously capitalized lender fees and other issuance costs relating to the Amended 2016 Credit Agreement and incurred in prior periods totaling $1.1 million were also expensed to loss on debt refinancing or modification on the Condensed Consolidated Statements of Operations.

Additional Disclosures

Debt consisted of the following at the dates indicated:

(in thousands)	September 28, 2024	September 30, 2023
Term loans, net of deferred financing costs of $1,256 and $1,456, respectively	$ 94,994	$ 130,344
Less: Current portion of long-term debt	5,000	19,800
Long-term debt, net of current portion	$ 89,994	$ 110,544

Term loan borrowings are recognized on the Consolidated Balance Sheets at the unpaid principal balance, and are not subject to fair value measurement; however, given the variable rates on the loans, the Company estimates the unpaid principal balance to approximate fair value. If measured at fair value in the financial statements, the term loans would be classified as Level 2 in the fair value hierarchy. At September 28, 2024 and September 30, 2023, $96.3 million and $131.8 million, respectively, were outstanding on the term loans.

At September 28, 2024 and September 30, 2023, the stated interest rates on the term loans were 6.9% and 10.0%, respectively. At September 28, 2024 and September 30, 2023, the weighted-average annual effective interest rates for the term loans were 8.2% and 10.9%, respectively, which included amortization of the deferred debt issuance costs.

There were no borrowings outstanding on the Revolving Credit Facility at September 28, 2024. Additionally, there were $6.7 million of Letters of Credit outstanding on September 28, 2024, providing the Company the ability to borrow $143.3 million on the revolving line of credit.

Interest expense on all indebtedness for fiscal 2024, fiscal 2023 and fiscal 2022 was $10.6 million, $18.0 million, and $14.7 million, respectively.

The schedule of remaining principal maturities for the term loans is as follows at September 28, 2024:

(in thousands)	
Fiscal Year	**Principal Payments**
2025	$ 5,000
2026	5,000
2027	5,000
2028	5,000
2029	5,000
Thereafter	71,250
Total remaining principal payments	$ 96,250

9. Income Taxes

The components of income tax (expense) benefit were as follows for the fiscal years presented:

(in thousands)	2024	2023	2022
Current tax provision:			
Federal	$ (30,188)	$ (645)	$ 380
State	(4,447)	(243)	—
Foreign	(267)	—	—
Total current tax (expense) benefit	$ (34,902)	$ (888)	$ 380
Deferred tax provision:			
Federal	$ 2,046	$ (6,230)	$ 10,862
State	(372)	(1,835)	209
Total deferred tax benefit (expense)	1,674	(8,065)	11,071
Income tax (expense) benefit	$ (33,228)	$ (8,953)	$ 11,451

At September 28, 2024, the Company had $8.0 million (tax effected) in total state tax attributes, primarily comprised of $6.7 million (tax effected) in state tax credit carryforwards and $0.6 million (tax effected) in state net operating loss ("NOL") carryforwards. The Company maintains a partial valuation allowance on these state tax attributes. Specifically, the Company estimates that approximately $5.3 million (tax effected) of state tax credit carryforwards will expire unused between 2025 and 2032 and approximately $0.5 million (tax effected) of state NOL carryforwards will expire unused between 2028 and 2033.

At September 28, 2024, the Company had no federal NOL carryforwards.

The effective tax rates for fiscal 2024, fiscal 2023 and fiscal 2022 were 26.2%, 34.7% and 21.6%, respectively.

The effective tax rate for fiscal 2024 differed from the statutory federal income tax rate of 21.0%. The increase in the effective tax rate to 26.2% was primarily due to the impacts of state taxes and certain permanent items on the federal rate, which were partially offset by the impacts from federal and state tax credits (net of valuation allowances) and discrete period items.

The effective tax rate for fiscal 2023 differed from the statutory federal income tax rate of 21.0%. The increase in the effective tax rate to 34.7% was primarily due to the impacts of state taxes and certain permanent items on the federal rate.

The effective tax rate for fiscal 2022 differed from the statutory federal income tax rate of 21.0%. The increase in the effective tax rate to 21.6% was primarily due to the impacts of state taxes on the federal rate. This increase was partially offset by an increase in the valuation allowance.

A reconciliation between the reported income tax (expense) benefit and the amount computed by applying the statutory federal income tax rate is as follows:

(in thousands)	2024	2023	2022
Federal tax (expense) benefit at statutory rate	$ (26,594)	$ (5,419)	$ 11,141
(Increase) reduction in income tax expense resulting from:			
State taxes, net	(4,808)	(1,700)	2,240
Change in uncertain tax positions	—	240	395
Share-based compensation	(675)	(95)	(513)
Permanent items	(700)	(1,582)	(31)
Valuation allowance	(17)	(319)	(2,050)
Tax credits	273	330	285
Return to accrual adjustments	4	3	(212)
Investor tax on non-consolidated affiliate income	(700)	(404)	231
Other	(11)	(7)	(35)
Income tax (expense) benefit	$ (33,228)	$ (8,953)	$ 11,451

The guidance for accounting for uncertainty in income taxes requires that a determination be made regarding whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, which is the threshold required for recognition of the tax position in the financial statements. The Company's liability arising from uncertain tax positions ("UTPs"), including accrued interest and penalties, is recorded in other liabilities in the Consolidated Balance Sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2024	2023	2022
Balance, beginning of year	$ —	$ 110	$ 370
Additions for tax positions of prior years	—	—	—
Lapses of applicable statute of limitations	—	(110)	(260)
Balance, end of year	$ —	$ —	$ 110

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no accrued interest and penalties at September 28, 2024 or September 30, 2023.

The Company is subject to taxation mostly in the U.S. and various state jurisdictions. At September 28, 2024, tax years prior to 2020 are generally no longer subject to examination by federal and most state tax authorities.

The following table sets forth the sources of and differences between the financial accounting and tax bases of the Company's assets and liabilities which give rise to the net deferred tax liabilities at the dates indicated:

(in thousands)	September 28, 2024	September 30, 2023
Deferred tax liabilities		
Property, plant and equipment	$ (9,894)	$ (10,880)
Other intangible assets	(10,679)	(11,167)
Investor tax on non-consolidated affiliate income	(1,261)	(866)
Other	(566)	—
Total deferred tax liabilities	$ (22,400)	$ (22,913)
Deferred tax assets		
NOL carryforward	$ 731	$ 1,168
Accrued expenses	8,017	5,586
Compensation	2,257	2,839
Interest limitation carryforward	—	5,235
Inventories	812	743
Capitalized research & development	5,035	3,052
Unearned income	4,301	3,096
Tax credits	6,702	6,685
Total deferred tax assets	$ 27,855	$ 28,404
Less: valuation allowance	(5,839)	(5,822)
Deferred tax assets less valuation allowance	$ 22,016	$ 22,582
Net deferred tax liabilities	$ (384)	$ (331)

10. Guarantees, Commitments and Contingencies

Litigation

At September 28, 2024, the Company had a number of product liability and other cases pending. Management believes that, considering the Company's insurance coverage and its intention to vigorously defend its positions, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial statements.

Environmental

The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous materials used in its manufacturing processes. Failure by the Company to comply with present and future regulations could subject it to future liabilities. In addition, such regulations could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The Company is currently not involved in any material environmental proceedings and therefore, management believes that the resolution of environmental matters will not have a material adverse effect on the Company's financial statements. Our environmental liability, included in current accrued expenses and other long-term liabilities on the Consolidated Balance Sheets, was $0.5 million and $0.3 million at September 28, 2024 and September 30, 2023, respectively. Cash flows over the next five years are expected to be immaterial each year, with no material difference between total cash flows and our accrued balance.

Lease Commitments

We have operating leases for office and warehouse space and finance leases for equipment. Our leases have remaining lease terms ranging from 0.2 years to 5.7 years with the option to extend certain leases for up to 1 year.

The components of lease costs included on the Consolidated Statements of Operations are as follows:

(in thousands)		Fiscal Years Ended	
Lease cost	Classification	2024	2023
Operating leases	Selling, general and administrative expenses	$ 2,031	$ 2,188
Finance leases			
Amortization of lease assets	Cost of goods sold	702	702
Interest on lease liabilities	Interest expense	40	60
Short-term leases (1)	Cost of goods sold or selling, general and administrative expenses	1,720	1,993
Total lease cost		$ 4,493	$ 4,943

(1) Short-term lease cost includes both leases and rentals with initial terms of one year or less. Classification depends on the purpose of the underlying lease.

The following table summarizes the lease amounts included on the Consolidated Balance Sheets as follows:

(in thousands)	Balance Sheet Location	September 28, 2024	September 30, 2023
Assets			
Operating	Property, plant and equipment	$ 4,353	$ 4,298
Finance (1)	Finance lease right-of-use	332	1,034
Total lease assets		$ 4,685	$ 5,332
Liabilities			
Current			
Operating	Other current liabilities	$ 1,873	$ 1,593
Finance	Finance lease obligations	975	583
Long-term			
Operating	Other liabilities	2,971	3,608
Finance	Finance lease obligations	6	987
Total lease liabilities		$ 5,825	$ 6,771

(1) Net of accumulated amortization of $3.2 million and $2.5 million, respectively.

The financing and operating leases recorded do not assume renewal based on our analysis of those leases and their contractual terms.

Lease liability maturities are presented in the following table:

(in thousands)		September 28, 2024		
Fiscal Years Ended		**Operating**	**Finance**	**Total**
2025	$	2,149	$ 994	$ 3,143
2026		1,852	—	1,852
2027		866	—	866
2028		301	—	301
2029		184	—	184
Thereafter		65	—	65
Total future minimum lease payments		5,417	994	6,411
Less: imputed interest		573	13	586
Total lease liabilities	$	4,844	$ 981	$ 5,825

Lease terms and discount rates are presented in the following table:

	September 28, 2024	
	Operating	**Finance**
Weighted average remaining lease term	2.8	0.5
Weighted average discount rate	6.0 %	3.2 %

Supplemental cash flow information is presented in the following table:

	Fiscal Years Ended	
(in thousands)	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows - operating leases	$ 2,442	$ 2,688
Operating cash flows - finance leases	40	60
Financing cash flows - finance leases	589	570
Right-of-use assets exchanged for lease liabilities		
Operating leases	$ 1,682	$ 626

Purchase Commitments

In the ordinary course of business, the Company enters into short-term contractual purchase orders for manufacturing inventory and capital assets. The amount of these commitments is expected to be as follows:

(in thousands)	
Fiscal Years Ended	**Amount**
2025	$ 134,121
2026	1,953
Total purchase commitments	$ 136,074

11. Segment Information

We manage our business in two operating segments: (i) the Bus segment, which includes the manufacture and assembly of buses to be sold to a variety of customers across the U.S., Canada, and in certain limited international markets; and (ii) the Parts segment, which consists primarily of the purchase of parts from third parties to be sold to dealers within the Company's network and certain large fleet customers. Management evaluates the segments based primarily upon revenues and gross profit, which are reflected in the tables below for the periods presented:

Net sales

(in thousands)	2024	2023	2022
Bus (1)	$ 1,242,885	$ 1,034,625	$ 723,505
Parts (1)	104,269	98,168	77,132
Segment net sales	$ 1,347,154	$ 1,132,793	$ 800,637

(1) Parts segment revenue includes $9.3 million, $5.6 million, and $3.9 million for fiscal 2024, fiscal 2023 and fiscal 2022, respectively, related to inter-segment sales of parts that was eliminated by the Bus segment upon consolidation.

Gross profit

(in thousands)	2024	2023	2022
Bus	$ 203,791	$ 91,003	$ 5,065
Parts	52,365	47,847	31,481
Segment gross profit	$ 256,156	$ 138,850	$ 36,546

The following table is a reconciliation of segment gross profit to consolidated income (loss) before income taxes for the fiscal years presented:

(in thousands)	2024	2023	2022
Segment gross profit	$ 256,156	$ 138,850	$ 36,546
Adjustments:			
Selling, general and administrative expenses	(116,825)	(87,193)	(77,246)
Interest expense	(10,579)	(18,012)	(14,675)
Interest income	4,136	1,004	9
Other (expense) income, net	(4,394)	(8,307)	2,947
Loss on debt refinancing or modification	(1,558)	(537)	(632)
Income (loss) before income taxes	$ 126,936	$ 25,805	$ (53,051)

Sales are attributable to geographic areas based on customer location and were as follows for the fiscal years presented:

(in thousands)	2024	2023	2022
United States	$ 1,199,527	$ 1,048,279	$ 726,227
Canada	146,609	78,907	69,683
Rest of world	1,018	5,607	4,727
Total net sales	$ 1,347,154	$ 1,132,793	$ 800,637

12. Revenue

The following table disaggregates revenue by product category for the periods presented:

(in thousands)	Fiscal Years Ended		
	2024	2023	2022
Diesel buses	$ 461,222	$ 341,969	$ 276,395
Alternative powered buses (1)	726,083	648,900	407,599
Other (2)	58,074	46,246	41,858
Parts	101,775	95,678	74,785
Net sales	$ 1,347,154	$ 1,132,793	$ 800,637

(1) Includes buses sold with any power source other than diesel (e.g., gasoline, propane, compressed natural gas ("CNG"), or electric).
(2) Includes shipping and handling revenue, extended warranty income, surcharges, chassis, and bus shell sales.

13. Stockholders' (Deficit) Equity

Sale of Common Stock

On December 15, 2021, the Company issued and sold through a private placement an aggregate 4,687,500 shares of its common stock at $16.00 per share ("Private Placement") to Coliseum Capital Partners, L.P. and Blackwell Partners LLC – Series A (collectively, "Coliseum"), with net proceeds of $74.8 million. Subsequent to the sale, Coliseum owned an approximate 15% equity interest in the Company. During the second half of fiscal 2023, Coliseum sold all of its shares of common stock purchased through the Private Placement (see Note 19, *Stockholder Transaction Costs*, for further information).

Share Repurchase Program and Common Stock Retirement

On January 31, 2024, the Board of Directors of the Company authorized and approved a share repurchase program for up to $60 million of outstanding shares of the Company's common stock over a period of 24 months, expiring January 31, 2026. Under the share repurchase program, the Company may repurchase shares through open market purchases, privately negotiated transactions, accelerated share repurchase transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

In the latter part of August and first half of September 2024, the Company repurchased 201,818 shares of its common stock for $9.9 million, pursuant to the share repurchase plan. No such repurchases were made in fiscal 2023. The total remaining authorization for future common stock repurchases under the Company's share repurchase program was $50.1 million as of September 28, 2024.

In mid-September 2024, the Company constructively retired the shares of common stock it had recently repurchased by recording the $9.9 million paid in excess of the $0.0001 par value of each share as a reduction in retained earnings. Later that same month, the Company retired the shares of common stock that had previously been reflected as treasury stock within its historical consolidated financial statements by recording the amount paid in excess of the $0.0001 par value of each share as a $39.9 million reduction in retained earnings, which reduced the value in this account to zero, with the remaining $10.4 million recorded as a reduction in additional paid-in capital.

14. Earnings (Loss) Per Share

The following table presents the basic and diluted earnings per share computation for the fiscal years presented:

(in thousands except share data)	2024	2023	2022
Numerator:			
Net income (loss)	$ 105,547	$ 23,812	$ (45,759)
Basic earnings (loss) per share:			
Weighted average common shares outstanding	32,270,711	32,071,940	31,020,399
Basic earnings (loss) per share	$ 3.27	$ 0.74	$ (1.48)
Diluted earnings (loss) per share (1):			
Weighted average common shares outstanding	32,270,711	32,071,940	31,020,399
Weighted average dilutive securities, restricted stock	407,773	166,720	—
Weighted average dilutive securities, stock options	283,061	19,992	—
Weighted average dilutive securities, warrants	387,676	—	—
Weighted average shares and dilutive potential common shares	33,349,221	32,258,652	31,020,399
Diluted earnings (loss) per share	$ 3.16	$ 0.74	$ (1.48)

(1) There were no potentially dilutive securities for fiscal 2024 while potentially dilutive securities representing 0.7 million and 0.5 million shares of common stock were excluded from the computation of diluted earnings per share for fiscal 2023 and fiscal 2022, respectively, as their effect would have been anti-dilutive.

Because of the timing of the share repurchases discussed in Note 13 above, they had no material impact on earnings per share for fiscal 2024.

15. Share-Based Compensation

In fiscal 2015, we adopted the Omnibus Equity Incentive Plan ("Plan") and in fiscal 2020, amended and restated it. The Plan is administered by the Compensation Committee of our Board of Directors and the Committee may grant awards for the issuance of up to an aggregate of 5,200,000 shares of common stock in the form of non-qualified stock options, incentive stock options, stock appreciation rights (collectively, "SARs," and each individually, a "SAR"), restricted stock, restricted stock units, performance shares, performance units, incentive bonus awards, other cash-based awards and other stock-based awards. The exercise price of a share subject to a stock option may not be less than 100% of the fair market value of a share of the Company's common stock with respect to the grant date of such stock option. No portion of the options vest and become exercisable after the date on which the optionee's service with the Company and its subsidiaries terminates. The vesting of all unvested shares of common stock subject to an option will automatically be accelerated in connection with a "Change in Control," as defined in the Plan.

New shares of the Company's common stock are issued upon stock option exercises, or at the time of vesting for restricted stock. We have granted performance awards as part of our overall compensation plans. The vesting of these awards is primarily based upon the attainment of certain performance metrics established under our annual Management Incentive Plan ("MIP"), with the Compensation Committee of the Board of Directors maintaining final discretion over vesting amounts.

Stock-based payments to employees, including grants of stock options, restricted stock and restricted stock units ("RSU"), are recognized in the financial statements based on their fair value. The fair value of each stock option award on the grant date is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield, expected stock price volatility, weighted-average risk-free interest rate and weighted average expected term of the options. Because we do not have sufficient history with respect to stock option activity and post-vesting cancellations, the expected term assumption is based on the simplified method under U.S. GAAP, which is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate used in the Black-Scholes model is based on the implied yield curve available on U.S. Treasury zero-coupon issues at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a cash dividend on its common stock. Restricted stock and RSUs are valued based on the intrinsic value of the difference between the exercise price, if any, of the award and the fair market value of our common stock on the grant date.

Beginning in fiscal 2024, the Compensation Committee decided that all new annual stock awards issued in accordance with the terms of the Plan would be RSUs.

We expense any award with graded-vesting features using a straight-line attribution method and account for forfeitures in recording share-based compensation expense as they occur.

RSU Awards

The following table summarizes the Company's RSU activity for the fiscal year presented:

	2024	
RSU Activity	Number of Shares	Weighted-Average Grant Date Fair Value
Balance, beginning of year	584,063	$ 22.99
Granted	209,708	21.35
Vested	(93,766)	15.96
Forfeited	(64,357)	23.19
Balance, end of year	635,648	23.07

The weighted-average grant date fair value of RSU awards granted in fiscal 2023 and fiscal 2022 was $23.41 and $17.35, respectively.

Compensation expense for RSU awards, recognized in selling, general and administrative expenses on the Consolidated Statements of Operations, was $7.2 million, $3.2 million, and $2.6 million for fiscal 2024, fiscal 2023, and fiscal 2022, respectively, with associated tax benefits of $1.8 million, $0.8 million, and $0.7 million, respectively. At September 28, 2024, unrecognized compensation cost related to RSU awards totaled $6.1 million and is expected to be recognized over a weighted-average period of 0.9 years.

Stock Option Awards

The following table summarizes the Company's stock option activity for the fiscal year presented:

	2024	
	Number of Options	Weighted Average Exercise Price per Share ($)
Outstanding options, beginning of year	640,353	$ 16.38
Granted	63,300	14.45
Exercised (1)	(248,015)	16.27
Expired	(4,442)	15.62
Forfeited	(15,769)	13.62
Outstanding options, end of year (2)	435,427	$ 16.27
Fully vested and exercisable options, end of year (3)	278,678	$ 17.58

(1) Stock options exercised during the fiscal year had an aggregate intrinsic value totaling $6.2 million.

(2) Stock options outstanding at the end of the fiscal year had $14.0 million intrinsic value.

(3) Fully vested and exercisable options at the end of the fiscal year had $8.6 million intrinsic value.

The total aggregate intrinsic value of stock options exercised during fiscal 2023 and fiscal 2022 was $0.3 million and less than $0.1 million, respectively.

Compensation expense for stock option awards, recognized in selling, general and administrative expenses on the Consolidated Statements of Operations, was $1.2 million, $0.8 million, and $0.9 million for fiscal 2024, fiscal 2023, and fiscal 2022, respectively, with associated tax benefits of $0.3 million, $0.2 million, and $0.2 million, respectively. At September 28, 2024, unrecognized compensation cost related to stock option awards totaled $0.5 million and is expected to be recognized over a weighted-average period of 0.7 years.

The fair value of each option award at grant date was estimated using the Black-Scholes option-pricing model with the following assumptions made and resulting grant-date fair values during the fiscal years presented:

	2024	2023	2022
Expected volatility	62 %	51 %	46 %
Expected dividend yield	0 %	0 %	0 %
Risk-free interest rate	4.24 %	3.78 %	1.30 %
Expected term (in years)	4.5 - 5.0	4.5 - 6.0	4.5 - 6.0
Weighted-average grant-date fair value	$ 16.30	$ 6.17	$ 7.04

16. Benefit Plans

Defined Benefit Pension Plan

The Company has a defined benefit pension plan ("Defined Benefit Plan") covering U.S. hourly and salaried personnel. On May 13, 2002, the Defined Benefit Plan was amended to freeze new participation as of May 15, 2002, and therefore, any new employees who started on or after May 15, 2002 were not permitted to participate in the Defined Benefit Plan. Effective January 1, 2006, the benefit plan was frozen to all participants. No accrual of future benefits is calculated beyond this date.

The Company made no contributions to the Defined Benefit Plan during fiscal 2024 and made $1.1 million of contributions in fiscal 2023. For fiscal 2024 and fiscal 2023, benefits paid were $8.8 million and $13.2 million, respectively. The fiscal 2023 benefit payments included $5.2 million paid to certain participants who met certain specified criteria (including that they were former employees of the Company who earned enough service to qualify for pension benefits under the terms of the Defined Benefit Plan while they were employed but were not otherwise receiving retirement payments on the date that the benefits were paid) and elected to receive a single lump-sum payment in lieu of future retirement payments, with no similar payments made in fiscal 2024. The projected benefit obligation ("PBO") for the Defined Benefit Plan was $113.6 million and $108.4 million at September 28, 2024 and September 30, 2023, respectively.

The reconciliation of the beginning and ending balances of the PBO for the Defined Benefit Plan for the fiscal years indicated is presented in the following table:

(in thousands)	Benefit Obligation	
	2024	2023
Projected benefit obligation balance, beginning of year	$ 108,393	$ 122,571
Interest cost	5,936	6,035
Actuarial loss (gain) [1]	8,091	(7,038)
Benefits paid	(8,786)	(13,175)
Projected benefit obligations balance, end of year	$ 113,634	$ 108,393

[1] Includes assumption changes, as applicable, resulting from (i) changes in the utilized discount rate to value the future obligations, and (ii) updates to the mortality table projections used in the calculation of the benefit obligations.

Plan Assets: The summary and reconciliation of the beginning and ending balances of the fair value of the Defined Benefit Plan assets are as follows:

(in thousands)	Plan Assets	
	2024	2023
Fair value of plan assets, beginning of year	$ 105,989	$ 106,547
Actual return on plan assets	21,080	11,504
Employer contribution	—	1,113
Benefits paid	(8,786)	(13,175)
Fair value of plan assets, end of year	$ 118,283	$ 105,989

Funded Status: The following table reconciles the benefit obligations, plan assets, funded status and net asset (liability) information of the Defined Benefit Plan at the dates indicated. The net pension asset or liability is reflected in long-term assets or liabilities, respectively, on the Consolidated Balance Sheets.

(in thousands)	Funded Status	
	September 28, 2024	September 30, 2023
Benefit obligation	$ 113,634	$ 108,393
Fair value of plan assets	118,283	105,989
Funded status	4,649	(2,404)
Net pension asset (liability) recognized	$ 4,649	$ (2,404)

Fair Value of Plan Assets: The Company determines the fair value of its financial instruments in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Fair value represents the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. This topic provides a hierarchy that gives highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities. This topic requires that financial assets and liabilities are classified into one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2   Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3   Unobservable inputs for the asset or liability

The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company's valuation process.

The Defined Benefit Plan assets are comprised of various investment funds, which are valued based upon their quoted market prices. The invested pension plan assets of the Defined Benefit Plan are all Level 2 assets under the provisions of ASC 820, *Fair Value Measurements* ("ASC 820"). During fiscal 2024 and fiscal 2023, there were no transfers between levels. There are no sources of significant concentration risk in the invested assets at September 30, 2024.

The following table sets forth, by level within the fair value hierarchy, a summary of the Defined Benefit Plan's investments measured at fair value:

(in thousands)	Level 1	Level 2	Level 3	Total
September 28, 2024				
Assets:				
Equity securities	$ —	$ 77,817	$ —	$ 77,817
Debt securities	—	40,466	—	40,466
Total assets at fair value	$ —	$ 118,283	$ —	$ 118,283
September 30, 2023				
Assets:				
Equity securities	$ —	$ 60,055	$ —	$ 60,055
Debt securities	—	45,934	—	45,934
Total assets at fair value	$ —	$ 105,989	$ —	$ 105,989

The following table represents net periodic benefit expense (income) and changes in plan assets and benefit obligations recognized in other comprehensive income, before tax effect, for the fiscal years presented:

(in thousands)	2024	2023	2022
Interest cost	$ 5,936	$ 6,035	$ 4,368
Expected return on plan assets	(6,481)	(6,518)	(8,491)
Amortization of net loss	687	1,195	1,163
Net periodic benefit expense (income)	$ 142	$ 712	$ (2,960)
Net gain	$ (6,507)	$ (12,024)	$ (2,605)
Amortization of net loss	(687)	(1,195)	(1,163)
Total recognized in other comprehensive income	$ (7,194)	$ (13,219)	$ (3,768)
Total recognized in net periodic pension benefit expense (income) and other comprehensive income	$ (7,052)	$ (12,507)	$ (6,728)

The estimated net loss for the Defined Benefit Plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $0.3 million. The unrecognized gain or loss is amortized as follows: the total unrecognized gain or loss, less the larger of 10% of the liability or 10% of the assets, is divided by the average future working lifetime of active plan participants.

The following actuarial assumptions were used to determine the benefit obligations at the dates indicated:

Weighted-average assumptions used to determine benefit obligations:	September 28, 2024	September 30, 2023
Discount rate	4.80 %	5.70 %
Rate of compensation increase	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost:	September 28, 2024	September 30, 2023
Discount rate	5.70 %	5.10 %
Expected long-term return on plan assets	6.37 %	6.37 %
Rate of compensation increase	N/A	N/A

The benchmark for the discount rates is an estimate of the single equivalent discount rate determined by matching the Defined Benefit Plan's future expected cash flows to spot rates from a yield curve comprised of high-quality corporate bond rates of various durations.

The Defined Benefit Plan asset allocations at the dates indicated are as follows:

	September 28, 2024	September 30, 2023
Equity securities	66 %	57 %
Debt securities	34 %	43 %
Total securities	100 %	100 %

There was no Company common stock included in equity securities. Assets of the Defined Benefit Plan are invested primarily in funds that further invest in equity or debt securities. Assets are valued using quoted prices in active markets.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration is given to the returns being earned by the plan assets in the fund and rates of return expected to be available for reinvestment and a building block method. The expected rate of return on each asset class is broken down into three components: (1) inflation, (2) the real risk-free rate of return (i.e., the long-term estimate of future returns on default free U.S. government securities), and (3) the risk premium for each asset class (i.e., the expected return in excess of the risk-free rate).

The investment strategy for pension plan assets is to limit risk through asset allocation, diversification, selection and timing. Assets are managed on a total return basis, with dividends and interest reinvested in the account.

The Company expects to make $0.8 million of contributions to its Defined Benefit Plan in fiscal 2025 in accordance with required IRS minimums. The following benefit payments are expected to be paid out of the Company's pension assets to the plan participants in the fiscal years indicated:

(in thousands)	Expected Payments
2025	$ 8,676
2026	8,701
2027	8,682
2028	8,624
2029	8,547
2030 - 2034	40,614
Total expected future benefit payments	$ 83,844

Defined Contribution Plan

The Company offers a defined contribution 401(k) plan covering substantially all U.S. employees and a defined contribution plan for Canadian employees. During fiscal 2024, fiscal 2023 and fiscal 2022, the Company offered a 50% match on the first 6% of the employee's contributions. However, due to the impacts of supply chain constraints on the Company's operations and cash flows, the Company temporarily paused this match from August 2022 through December 2022. The plans also provide for an additional discretionary match depending on Company performance. Compensation expense related to defined contribution plans totaled $2.3 million, $1.3 million and $1.6 million for fiscal 2024, fiscal 2023, and fiscal 2022, respectively.

Health Benefits

The Company provides and is predominantly self-insured for medical, dental, and accident and sickness benefits. A liability related to this obligation is recorded on the Company's Consolidated Balance Sheets as accrued expenses. Total expense related to this plan recorded for fiscal 2024, fiscal 2023, and fiscal 2022, was $13.7 million, $15.3 million, and $13.6 million, respectively.

Employee Compensation Plans

The MIP compensates certain salaried employees and is derived based upon the "Adjusted EBITDA" (earnings before interest, taxes, depreciation, and amortization, as adjusted) and "Free Cash Flow" metrics, as and when applicable. There was $17.4 million in MIP bonus liabilities included in accrued expenses on the Consolidated Balance Sheets at September 28, 2024 and $8.3 million at September 30, 2023.

17. Equity Investment in Affiliate(s)

Micro Bird Holdings, Inc.

On October 14, 2009, Blue Bird and Girardin MiniBus JV Inc. entered into a joint venture, Micro Bird Holdings, Inc. ("Micro Bird"), to combine the complementary expertise of the two separate manufacturers. Blue Bird Micro Bird by Girardin Type A buses are produced in Drummondville, Quebec by Micro Bird.

The Company holds a 50% equity interest in Micro Bird, utilizing the equity method of accounting as the Company does not have control to direct the activities that most significantly impact Micro Bird's financial performance based on the shared powers of the venture partners. The carrying amount of the equity method investment is adjusted for the Company's proportionate share of net earnings or losses and any dividends received. At September 28, 2024 and September 30, 2023, the carrying value of the Company's investment in Micro Bird was $24.4 million and $17.6 million, respectively. During fiscal 2024, Micro Bird paid each venture partner $5.3 million in dividends. No dividends were paid by Micro Bird in fiscal 2023.

In recognizing the Company's 50% portion of Micro Bird net income or loss, the Company recorded $12.1 million, $7.0 million, and $(4.2) million in equity in net income (loss) of non-consolidated affiliate(s) for fiscal 2024, fiscal 2023, and fiscal 2022, respectively.

Micro Bird's summarized balance sheet information at its September 30 year end is as follows (denominated in U.S. Dollars):

	Balance Sheet			
(in thousands)	2024		2023	
Current assets	$	100,974	$	72,232
Non-current assets		25,097		21,220
Total assets	$	126,071	$	93,452
Current liabilities		86,788		64,230
Non-current liabilities		1,201		2,359
Total liabilities	$	87,989	$	66,589
Net assets	$	38,082	$	26,863

Micro Bird's summarized financial results for its three fiscal years ended September 30 are as follows (denominated in U.S. Dollars):

	Income Statement					
(in thousands)	2024		2023		2022	
Revenues	$	280,943	$	203,086	$	128,343
Gross profit		54,599		35,453		2,071
Operating income (loss)		32,075		18,310		(10,453)
Net income (loss)		**21,726**		**13,244**		**(8,924)**

Clean Bus Solutions, LLC

On December 7, 2023, the Company, through its wholly owned subsidiary, BBBC, and GC Mobility Investments I, LLC, a wholly owned subsidiary of Generate Capital, PBC ("Generate Capital"), a sustainable investment company focusing on clean energy, transportation, water, waste, agriculture, smart cities and industrial decarbonization, executed a definitive agreement ("Joint Venture Agreement") establishing a joint venture, Clean Bus Solutions, LLC, to provide a fleet-as-a-service ("FaaS") offering using electric school buses manufactured and sold by the Company ("CBS"). The service will be offered to qualified customers of the Company. Through CBS, the Company will provide its end customers with turnkey electrification solutions, including a wide product range consisting of, among others, electric school buses, financing of electric buses and supporting charging infrastructure, project planning and management, and fleet optimization.

The Company and Generate Capital will initially have an equal common ownership interest in CBS, and will initially jointly share management responsibility and control, with each party having certain customary consent and approval rights and control triggers. The parties have each agreed to contribute up to $10.0 million to CBS, as agreed from time to time, for common interests to fund administrative expenses, and up to an additional $100.0 million of capital in the form of preferred interests to fund the purchase, delivery, installation, operation and maintenance of FaaS projects, inclusive of Blue Bird electric school buses and associated charging infrastructure. Of this amount, the Company has committed to provide up to $20.0 million and Generate Capital has committed to provide up to $80.0 million, with the Company's aggregate commitment in any one year not to exceed $10.0 million without its consent.

In accordance with the terms of the Joint Venture Agreement, the Company will promote CBS as its preferred FaaS offering for electric school buses and has agreed to not participate as a joint venture partner in any other similar FaaS offering for electric school buses, except as an original equipment manufacturer of buses. The Company's obligations do not prevent or limit any activities of its dealers.

CBS has a perpetual duration subject to the right of either party to terminate early upon the occurrence of certain events of default or the failure to achieve certain milestones set forth in the terms of the Joint Venture Agreement.

The Company utilizes the equity method of accounting in recording its interest in CBS as it does not have control to direct the activities that most significantly impact CBS' financial performance based on the shared powers of the venture partners. The carrying amount of the equity method investment is adjusted for the Company's proportionate share of net earnings or losses and any dividends received.

In connection with the execution of the Joint Venture Agreement, the Company granted Generate Capital warrants to purchase an aggregate of 1,000,000 shares of Company common stock at an exercise price of $25.00 per share during a five-year exercise period ("Warrants"). Two-thirds of the Warrants were immediately exercisable while the remaining Warrants became exercisable upon Generate Capital satisfying certain funding conditions during our fiscal 2024. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in the event of a recapitalization, stock dividend or similar event.

The Company recorded the $7.4 million fair value of the Warrants upon issuance as permanent equity within additional paid-in capital on the Consolidated Balance Sheets and is not required to subsequently record changes in fair value as long as the Warrants continue to be classified within stockholders' equity. Additionally, since the Warrants were provided in exchange for an investment in CBS, the Company recorded the cost of its investment based on the fair value of the Warrants upon issuance, which increased the balance of equity investment in affiliate(s) on the Consolidated Balance Sheets by a corresponding $7.4 million.

During fiscal 2024, the Company also made a $0.6 million contribution to CBS, which was recorded to equity investment in affiliate(s). CBS paid no dividends during fiscal 2024. In recognizing the Company's proportionate percentage of CBS' net income or loss, the Company recorded $(0.3) million in equity in net income (loss) of non-consolidated affiliate(s) for fiscal 2024. At September 28, 2024, the carrying value of the Company's investment in CBS was $7.7 million.

18. Accumulated Other Comprehensive Loss

The following table provides information on changes in accumulated other comprehensive loss ("AOCL") for the periods presented:

(in thousands)	Defined Benefit Pension Plan		Total AOCL	
Balance, October 2, 2021	$	(44,794)	$	(44,794)
Other comprehensive loss, gross		2,605		2,605
Amounts reclassified and included in earnings		1,163		1,163
Total before taxes		3,768		3,768
Income taxes		(904)		(904)
Balance, October 1, 2022	$	(41,930)	$	(41,930)
Other comprehensive income, gross		12,024		12,024
Amounts reclassified and included in earnings		1,195		1,195
Total before taxes		13,219		13,219
Income taxes		(3,173)		(3,173)
Balance, September 30, 2023	$	(31,884)	$	(31,884)
Other comprehensive income, gross		6,507		6,507
Amounts reclassified and included in earnings		687		687
Total before taxes		7,194		7,194
Income taxes		(1,726)		(1,726)
Balance, September 28, 2024	$	(26,416)	$	(26,416)

19. Stockholder Transaction Costs

On June 7, 2023, the Company entered into an underwriting agreement with BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several underwriters and American Securities LLC and Coliseum ("2023 Selling Stockholders"), pursuant to which the 2023 Selling Stockholders agreed to sell 5,175,000 shares of common stock, including the sale of 675,000 shares pursuant to the underwriters' exercise of their over-allotment option, at a purchase price of $20.00 per share. On September 11, 2023, the Company entered into another underwriting agreement with Barclays Capital, Inc. and the 2023 Selling Stockholders, pursuant to which the 2023 Selling Stockholders agreed to sell 2,500,000 shares of common stock, at purchase price of $21.00 per share (collectively, the "2023 Offerings").

The 2023 Offerings were conducted pursuant to prospectus supplements, dated June 7, 2023 and September 11, 2023, respectively, to the prospectus, dated December 22, 2021 included in the Company's registration statement on Form S-3 (File No. 333-261858) that was initially filed with the SEC on December 23, 2021 (the "December 2021 Prospectus"). The 2023 Offerings closed on June 12, 2023 and September 14, 2023, respectively.

On December 14, 2023, the Company entered into an underwriting agreement with BofA Securities, Inc. and Barclays Capital Inc., as representatives of the several underwriters and American Securities LLC ("2024 Selling Stockholder"), pursuant to which the 2024 Selling Stockholder agreed to sell 2,500,000 shares of common stock at a purchase price of $25.10 per share. On February 15, 2024, the Company entered into an underwriting agreement with Barclays Capital Inc., as representative of the several underwriters and the 2024 Selling Stockholder, pursuant to which the 2024 Selling Stockholder agreed to sell 4,042,650 shares of common stock at a purchase price of $32.90 per share (collectively, the "2024 Offerings").

The 2024 Offerings were conducted pursuant to prospectus supplements, dated December 14, 2023 and February 15, 2024, respectively, to the December 2021 Prospectus. The 2024 Offerings closed on December 19, 2023 and February 21, 2024, respectively.

Although the Company did not sell any shares or receive any proceeds from the 2024 Offerings or 2023 Offerings, it was required to pay certain expenses in connection with these transactions that totaled approximately $3.2 million and $7.4 million during fiscal 2024 and fiscal 2023, respectively. These expenses are included within other (expense) income, net on the Consolidated Statements of Operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934, as amended ("Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In connection with the preparation of this Annual Report on Form 10-K, the Company carried out an evaluation under the supervision of and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, as of September 28, 2024 on the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Report. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework (2013)*. Based on management's assessment and those criteria, management concluded that our internal control over financial reporting was effective as of September 28, 2024.

Our independent registered public accounting firm has issued its report on the effectiveness of our internal control over financial reporting as of September 28, 2024, which appears in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter ended September 28, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

(a) Not applicable

(b) Insider Trading Arrangements

On September 13, 2024, Philip Horlock, the Company's President and Chief Executive Officer and member of the Board of Directors, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act, providing for the sale of up to 100,000 shares of the Company's Common Stock. Pursuant to this plan, Mr. Horlock may sell shares beginning December 16, 2024 and ending September 13, 2025.

During the fourth quarter of fiscal 2024, the previously disclosed Rule 10b5-1 trading plan for Razvan Radulescu, the Company's Chief Financial Officer, expired in accordance with its terms as all shares covered under such plan have been sold. On August 12, 2024, Mr. Radulescu entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act, providing for the sale of up to 46,171 shares of the Company's Common Stock. Pursuant to this plan, Mr. Radulescu may sell shares beginning December 17, 2024 and ending August 30, 2025.

No other directors or officers of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, during the last fiscal quarter.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Certain information required by Part III of this Annual Report on Form 10-K is incorporated by reference from the Company's definitive proxy statement (the "Proxy Statement") to be filed pursuant to Regulation 14A for the Company's Annual Meeting of Stockholders to be held in March 2025. The Company will, within 120 days of the end of its fiscal year, file the Proxy Statement with the SEC or supply the information required by this Part III by amendment to this Annual Report on Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

The information responsive to this item is incorporated by reference from the sections entitled "Election of Directors," "Information Concerning Management," "Corporate Governance and Board Matters," and "Delinquent Section 16(a) Reports" contained in the Proxy Statement.

Item 11. Executive Compensation

The information responsive to this item is incorporated by reference from the section entitled "Director and Executive Compensation" and related sections "Compensation Discussion and Analysis," "Fiscal 2024 Director Compensation," and "Named Executive Officer Compensation" contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information responsive to this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement. Also see the section entitled "Securities Authorized for Issuance under Equity Compensation Plans" in Item 5 of this Report, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information responsive to this item is incorporated by reference from the sections entitled "Corporate Governance and Board Matters - Director Independence" and "Certain Relationships and Related Transactions" contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information responsive to this item is incorporated by reference from the section entitled "Certain Accounting and Audit Matters" contained in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Index

(1) Financial Statements.

The following financial statements are located in Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at September 28, 2024 and September 30, 2023

Consolidated Statements of Operations for the fiscal years ended September 28, 2024, September 30, 2023 and October 1, 2022

Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended September 28, 2024, September 30, 2023 and October 1, 2022

Consolidated Statements of Stockholders' (Deficit) Equity for the fiscal years ended September 28, 2024, September 30, 2023 and October 1, 2022

Consolidated Statements of Cash Flows for the fiscal years ended September 28, 2024, September 30, 2023 and October 1, 2022

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

Financial Statement Schedule II - Valuation and Qualifying Accounts

All other schedules are not required under the related instructions or are not applicable.

(3) Exhibits. See paragraph (b) below.

(b) Exhibits

Exhibit No.	Description
3.1	The registrant's Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed by the registrant on February 26, 2015).
3.2	The registrant's Bylaws, as amended, effective February 2, 2023 (incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed by the registrant on February 3, 2023).
4.1	Specimen stock certificate for the registrant's common stock (incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed by the registrant on March 2, 2015).
4.2	Credit Agreement, dated as of November 17, 2023, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed by the registrant with the SEC on November 20, 2023).
4.3	Warrant to Purchase Common Stock of Blue Bird Corporation, dated as of December 7, 2023, by and among Blue Bird Corporation and Generate Capital, PBC (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on February 7, 2024).

4.4	Warrant to Purchase Common Stock of Blue Bird Corporation, dated as of December 7, 2023, by and among Blue Bird Corporation and Generate Capital, PBC (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on February 7, 2024).
4.5*	Description of the registrant's securities.
10.1†	Blue Bird Corporation Amended and Restated 2015 Omnibus Equity Incentive Plan (the "Incentive Plan") (incorporated by reference to Appendix A to the registrant's definitive Proxy Statement, as filed on January 27, 2020).
10.2†	Form of grant agreement for incentive stock options granted under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.16 to the registrant's Current Report on Form 8-K filed by the registrant on March 2, 2015).
10.3†	Form of grant agreement for non-qualified stock options granted under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.17 to the registrant's Current Report on Form 8-K filed by the registrant on March 2, 2015).
10.4†	Form of grant agreement for restricted stock granted under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.18 to the registrant's Current Report on Form 8-K filed by the registrant on March 2, 2015).
10.5†	Form of grant agreement for restricted stock units granted under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.19 to the registrant's Current Report on Form 8-K filed by the registrant on March 2, 2015).
10.6†	Revised form of grant agreement for non-qualified stock options granted under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.8 to the registrant's Annual Report on Form 10-K filed by the registrant on December 12, 2019).
10.7†	Revised form of grant agreement for restricted stock units granted under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K filed by the registrant on December 12, 2019).
10.8	Form of indemnity agreement between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.23 to the registrant's Current Report on Form 8-K filed by the registrant on March 2, 2015).
10.9†	Form of Restricted Stock Unit Grant Agreement for directors under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q/A filed by the registrant on August 18, 2015).
10.10	Credit Agreement dated as of December 12, 2016 by and among Blue Bird Corporation, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on December 15, 2016).
10.11	First Amendment to Credit Agreement, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed by the Company on September 13, 2018).
10.12	Second Amendment to Credit Agreement, dated as of May 7, 2020, by and among Blue Bird Corporation, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on May 8, 2020).

10.13	Third Amendment to Credit Agreement, dated as of December 4, 2020, by and among the Blue Bird Corporation, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed by the registrant with the SEC on December 9, 2020).
10.14	Fourth Amendment to Credit Agreement, dated as of November 24, 2021, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank, and Regions Bank, as Co-Syndication Agent, and certain other financial institutions from time to time party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on November 29, 2021).
10.15	Fifth Amendment and Limited Waiver to Credit Agreement, dated as of September 2, 2022, by and among the Blue Bird Corporation, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank and Truist Bank, each an Issuing Bank, and certain other financial institutions from time to time party thereto (incorporated by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K filed by the registrant on December 12, 2022).
10.16	Sixth Amendment to Credit Agreement, dated as of November 21, 2022, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on November 28, 2022).
10.17†	Revised form of grant agreement for non-qualified stock options granted to employees under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on February 13, 2020).
10.18†	Revised form of grant agreement for restricted stock units granted to employees under the registrant's Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on February 13, 2020).
10.19	Credit Agreement, dated as of November 17, 2023, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K, filed by the registrant with the SEC on November 20, 2023).
10.20	Limited Liability Company Agreement of Clean Bus Solutions, LLC, dated as of December 7, 2023, by and among Blue Bird Body Company, Clean Bus Solutions, LLC, and GC Mobility Investments I, LLC (portions of the exhibit have been omitted) (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on February 7, 2024).
10.21	Warrant to Purchase Common Stock of Blue Bird Corporation, dated as of December 7, 2023, by and among Blue Bird Corporation and Generate Capital, PBC (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on February 7, 2024).
10.22	Warrant to Purchase Common Stock of Blue Bird Corporation, dated as of December 7, 2023, by and among Blue Bird Corporation and Generate Capital, PBC (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on February 7, 2024).
10.23†	Change in Control Plan, effective as of January 25, 2024 (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on May 8, 2024).
10.24†	Omnibus Amendment to Outstanding Stock Option and Restricted Stock Unit Awards Under the Amended and Restated Blue Bird Corporation 2015 Omnibus Equity Incentive Plan, effective as of January 25, 2024 (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on May 8, 2024).

10.25†	Employment Agreement effective May 15, 2023, between Phil Horlock and Blue Bird Corporation (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on May 8, 2024).
10.26†	Employment Agreement effective July 1, 2023, between Britton Smith and Blue Bird Corporation (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on May 8, 2024).
10.27†	Employment Agreement effective October 1, 2023, between Razvan Radulescu and Blue Bird Corporation (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on May 8, 2024).
10.28†	Employment Agreement effective October 1, 2023, between Ted Scartz and Blue Bird Corporation (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed by the registrant on May 8, 2024).
10.29*	Amended and Restated Limited Liability Company Agreement of Clean Bus Solutions, LLC, dated as of August 8, 2024, by and among Blue Bird Body Company, Clean Bus Solutions, LLC, and GC Mobility Investments I, LLC (portions of the exhibit have been omitted)
10.30†*	Separation and Release Agreement effective September 28, 2024, between Britton Smith, Blue Bird Corporation, and Blue Bird Body Company.
10.31†*	Separation and Release Agreement ADEA/OWPA effective September 28, 2024, between Britton Smith, Blue Bird Corporation, and Blue Bird Body Company.
19.1	Registrant's Insider Trading Policy and Guidelines for Rule 10b5-1 Plans (incorporated by reference to Exhibit 19.1 to the registrant's Annual Report on Form 10-K filed by the registrant on December 11, 2023).
21.1*	Subsidiaries of the registrant.
23.1*	Consent of BDO USA, P.C.
31.1*	Chief Executive Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2*	Chief Financial Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1*	Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Registrant's Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the registrant's Annual Report on Form 10-K filed by the registrant on December 11, 2023).
101*	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2024 formatted in XBRL (eXtensible Business Reporting Language) and furnished electronically herewith: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income (Loss); (iv) Consolidated Statements of Stockholders' (Deficit) Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

*Filed herewith.

†Management contract or compensatory plan or arrangement.

(c) Not applicable.

Item 16. Form 10-K Summary

Omitted at registrant's option.

SCHEDULE II- VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Allowance for Doubtful Accounts			
Fiscal Year Ended	**Beginning Balance**	**Charges to Expense/(Income)**	**Doubtful Accounts Written Off, Net**	**Ending Balance**
October 1, 2022	$ 100	$ —	$ —	$ 100
September 30, 2023	100	—	—	100
September 28, 2024	100	—	—	100

(in thousands)	Deferred Tax Valuation Allowance			
Fiscal Year Ended	**Beginning Balance**	**Charges to Expense/(Income)**	**Charges utilized/ Write offs**	**Ending Balance**
October 1, 2022	$ 3,453	$ 2,050	$ —	$ 5,503
September 30, 2023	5,503	319	—	5,822
September 28, 2024	5,822	17	—	5,839

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Bird Corporation

Dated: November 25, 2024   By: */s/ Philip Horlock*
Philip Horlock
President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Person	Capacity	Date
/s/ Philip Horlock Philip Horlock	President, Chief Executive Officer and Director (Principal Executive Officer)	November 25, 2024
/s/ Razvan Radulescu Razvan Radulescu	Chief Financial Officer (Principal Financial and Accounting Officer)	November 25, 2024
/s/ Mark Blaufuss Mark Blaufuss	Director	November 25, 2024
/s/ Julie A. Fream Julie A. Fream	Director	November 25, 2024
/s/ Douglas Grimm Douglas Grimm	Director	November 25, 2024
/s/ Edward T. Hightower Edward T. Hightower	Director	November 25, 2024
/s/ Simon J. Newman Simon J. Newman	Director	November 25, 2024
/s/ Kevin Penn Kevin Penn	Director	November 25, 2024
/s/ Dan Thau Dan Thau	Director	November 25, 2024

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Corporate Information

Management Team

Phil Horlock
President & Chief Executive Officer

Razvan Radulescu
Chief Financial Officer

Ted Scartz
Senior Vice President, General Counsel, and Corporate Secretary

Board of Directors

Douglas Grimm —Chairman
Owner and President
V-to-X, LLC

Mark Blaufuss
Managing Director and Founder
Green & White Advisory

Julie Fream
President and CEO
MEMA Original Equipment Suppliers
(Retired)

Edward Hightower
Founder and Managing Director
Motoring Ventures LLC

Phil Horlock
President & Chief Executive Officer
Blue Bird Corporation

Simon Newman
Chairman
MW Components and Paragon Medical

Kevin Penn
Managing Director
American Securities LLC

Dan Thau
Chief Financial Officer
ACES

Corporate Office

Blue Bird Corporation
3920 Arkwright Road, Suite 200
Macon, Georgia 31210
(478) 825-2021

General Investor Inquiries

Blue Bird Investor Relations
3920 Arkwright Road, 2nd Floor
Macon, Georgia 31210
Phone: (478) 822-2315
E-mail: investors@blue-bird.com

Transfer Agent

Continental Stock Transfer &
Trust Company
1 State Street
30th Floor
New York, NY 10004
Phone: (800) 509-5586
Email: cstmail@continentalstock.com

Independent Registered Public Accounting Firm

BDO USA, LLP
1100 Peachtree Street NE, Suite 700
Atlanta, GA 30309-4516

Legal Counsel

Smith, Gambrell & Russell, LLP
1105 West Peachtree St. NE #1000
Atlanta, GA 30309

Disclaimer

The information contained in this report has been prepared or obtained by the company from its books and records and other sources that the company believes to be reasonably accurate and reliable. However, such information necessarily incorporates significant assumptions and estimates including, but not limited to, forward looking projections and other statements, that involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company or the industry in which it operates, to differ materially from any future results, performance or achievements implied by such forward- looking statements.

Statements in this report that are forward looking in nature are based on the company's current beliefs regarding a large number of factors affecting the company's business. Actual results may differ materially from expected results. There can be no assurance that (i) the company has correctly identified or assessed all of the factors affecting its business or the extent of their likely impact, (ii) the publicly available information on which the company's analysis is based is complete or accurate, (iii) the company's analysis is correct, or (iv) the company's strategy, which is based in part on this analysis, will be successful.







LISTED ON NASDAQ: BLBD

BLUE BIRD